



CONSOLIDATED FINANCIAL STATEMENTS

First half of 2006

(Unaudited documents)





CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2006

In millions of euros	Note	6 months to 30 June 2006	6 months to 30 June 2005
Interest income	2.a	21,704	13,948
Interest expense	2.a	(16,965)	(10,161)
Commission income		5,252	3,959
Commission expense		(2,361)	(1,685)
Net gain/loss on financial instruments at fair value through profit or loss	2.b	3,698	2,354
Net gain/loss on available-for-sale financial assets	2.c	914	1,019
Income from other activities	2.d	10,101	10,755
Expenses on other activities	2.d	(8,281)	(9,415)
NET BANKING INCOME		**14,062**	**10,774**
Operating expense		(7,732)	(5,997)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets		(418)	(341)
GROSS OPERATING INCOME		**5,912**	**4,436**
Cost of risk	2.e	(237)	(212)
OPERATING INCOME		**5,675**	**4,224**
Share of earnings of associates		121	176
Net gain/loss on non-current assets		33	116
PRE-TAX NET INCOME		**5,829**	**4,516**
Corporate income tax	2.f	(1,643)	(1,152)
NET INCOME		**4,186**	**3,364**
Net income attributable to minority interests		272	188
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS		**3,914**	**3,176**
Basic earnings per share	4.a	4.43	3.84
Diluted earnings per share	4.a	4.39	3.82

BALANCE SHEET AT 30 JUNE 2006

In millions of euros	30 June 2006	31 Dec 2005
ASSETS		
Cash and amounts due from central banks and post office banks	12,452	7,115
Financial assets at fair value through profit or loss	742,897	700,525
Derivatives used for hedging purposes	2,666	3,087
Available-for-sale financial assets	97,458	92,706
Loans and receivables due from credit institutions	63,981	45,009
Loans and receivables due from customers	377,115	301,196
Remeasurement adjustment on interest-rate risk hedged portfolios	(271)	(61)
Held-to-maturity financial assets	15,271	15,445
Current and deferred tax assets	3,161	2,135
Accrued income and other assets	83,179	65,327
Investments in associates	2,196	1,823
Investment property	5,664	5,255
Property, plant and equipment	11,470	9,213
Intangible assets	1,382	1,225
Goodwill	9,845	8,079
TOTAL ASSETS	**1,428,466**	**1,258,079**
LIABILITIES		
Due to central banks and post office banks	2,417	742
Financial liabilities at fair value through profit or loss	655,998	610,681
Derivatives used for hedging purposes	1,306	1,015
Due to credit institutions	138,481	118,893
Due to customers	295,783	247,494
Debt securities	109,560	84,629
Remeasurement adjustment on interest-rate risk hedged portfolios	392	901
Current and deferred tax liabilities	2,146	2,206
Accrued expenses and other liabilities	68,919	48,446
Technical reserves of insurance companies	79,809	76,523
Provisions for contingencies and charges	4,980	3,850
Subordinated debt	17,592	16,706
TOTAL LIABILITIES	**1,377,383**	**1,212,086**
SHAREHOLDERS' EQUITY		
Share capital and additional paid-in capital	*15,268*	*9,701*
Retained earnings	*22,639*	*19,694*
Net income for the period attributable to shareholders	*3,914*	*5,852*
Total capital, retained earnings and net income for the period attributable to shareholders	41,821	35,247
Unrealised or deferred gains and losses attributable to shareholders	3,734	5,471
Shareholders' equity	**45,555**	**40,718**
Minority interests	5,528	5,275
Total consolidated equity	**51,083**	**45,993**
TOTAL LIABILITIES AND EQUITY	**1,428,466**	**1,258,079**

STATEMENT OF CHANGES IN SHAREHOLDERS'

	Shareholders' equity				
In millions of euros	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 31 December 2004 under 2004 IFRS [1]	12,109	-	(2,693)	21,132	30,548
Effect of adoption of IFRS applicable at 1 January 2005			32	(1,862)	(1,830)
Consolidated equity at 1 January 2005 under EU IFRS [1] before appropriation of net income	12,109	-	(2,661)	19,270	28,718
Appropriation of net income for 2004				(1,659)	(1,659)
Consolidated equity at 1 January 2005 under EU IFRS after appropriation of net income	12,109	-	(2,661)	17,611	27,059
Movements arising from relations with shareholders					
Increase in share capital	16				16
Reduction in share capital	(691)		691		-
Issue of preferred shares and equivalent instruments		1,114			1,114
Elimination of own equity instruments			(248)	(42)	(290)
Share-based payment plans			37	4	41
Preferred shares and equivalent instruments remuneration					-
Effect of acquisitions and disposals on minority interests				(90)	(90)
	(675)	1,114	480	(128)	791
Other movements				(22)	(22)
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 30 june 2005				3,176	3,176
Consolidated equity at 30 June 2005 [2]	11,434	1,114	(2,181)	20,637	31,004
Movements arising from relations with shareholders					
Increase in share capital	270				270
Reduction in share capital	(2,003)		2,003		-
Issue of preferred shares and equivalent instruments		1,310			1,310
Elimination of own equity instruments			13	(21)	(8)
Share-based payment plans			-	31	31
Preferred shares and equivalent instruments remuneration				(19)	(19)
Effect of acquisitions and disposals on minority interests				(2)	(2)
	(1,733)	1,310	2,016	(11)	1,582
Other movements				(15)	(15)
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 31 december 2005				2,676	2,676
Consolidated equity at 31 December 2005 under EU IFRS	9,701	2,424	(165)	23,287	35,247
Appropriation of net income for 2005				(2,163)	(2,163)
Consolidated equity at 31 December 2005 under EU IFRS after appropriation of net income	9,701	2,424	(165)	21,124	33,084
Movements arising from relations with shareholders					
Increase in share capital	5,567				5,567
Issue of preferred shares and equivalent instruments		1,398			1,398
Elimination of own equity instruments			(327)	(19)	(346)
Share-based payment plans			44	(6)	38
Preferred shares and equivalent instruments remuneration				(18)	(18)
Impact of the acquisition of a controlling interest in BNL					-
Impact of acquisitions carried out subsequently to the acquisition of a controlling interest in BNL				(1,880)	(1,880)
Effect of acquisitions and disposals on minority interests				79	79
	5,567	1,398	(283)	(1,844)	4,838
Other movements				(15)	(15)
Unrealised or deferred gains and losses for the period :					
Changes in fair value of financial instruments through shareholders' equity					-
Changes in fair value of financial instruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Net income for 6 months to 30 June 2006				3,914	3,914
Consolidated equity at 30 June 2006	15,268	3,822	(448)	23.179	41,821

(1) "IFRS 2004" covers all International Financial Reporting Standards (IFRS) with the exception of IAS 32, IAS 39 and IFRS 4. "EU IFRS" covers all IFRS, including IAS 32, IAS 39 and IFRS 4.

(2) The impacts of adopting IFRS applicable at 1 January 2005 were revised after the publication of first-half 2005 financial statements. The changes related to (i) put options awarded by the Group to certain minority shareholders of subsidiaries over

EQUITY BETWEEN 31 DEC 2004 AND 30 JUNE 2006

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority interests	Total consolidated equity
(172)	-	-	(172)	30,376	5,020	(107)	4,913	35,289
	3,329	436	3,765	1,935	(95)	(4)	(99)	1,836
(172)	3,329	436	3,593	32,311	4,925	(111)	4,814	37,125
			-	(1,659)	(106)		(106)	(1,765)
(172)	3,329	436	3,593	30,652	4,819	(111)	4,708	35,360
			-	16			-	16
			-	-			-	-
			-	1,114			-	1,114
			-	(290)			-	(290)
			-	41			-	41
			-	-	(148)		(148)	(148)
			-	(90)	(72)		(72)	(162)
-	-	-	-	791	(220)	-	(220)	571
			-	(22)	(3)		(3)	(25)
	849	96	945	945		(6)	(6)	939
	(532)		(532)	(532)			-	(532)
410			410	410		158	158	568
(33)		(1)	(34)	(34)			-	(34)
377	317	95	789	789	-	152	152	941
				3,176	188		188	3,364
205	3,646	531	4,382	35,386	4,784	41	4,825	40,211
			-	270			-	270
			-	-			-	-
			-	1,310	163		163	1,473
			-	(8)			-	(8)
			-	31			-	31
			-	(19)	(111)		(111)	(130)
			-	(2)	94		94	92
-	-	-	-	1,582	146	-	146	1,728
			-	(15)	9		9	(6)
	1,169	(286)	883	883		7	7	890
	(170)		(170)	(170)			-	(170)
135			135	135		45	45	180
26	212	3	241	241			-	241
161	1,211	(283)	1,089	1,089	-	52	52	1,141
			-	2,676	243		243	2,919
366	4,857	248	5,471	40,718	5,182	93	5,275	45,993
			-	(2,163)	(113)		(113)	(2,276)
366	4,857	248	5,471	38,555	5,069	93	5,162	43,717
			-	5,567			-	5,567
			-	1,398			-	1,398
			-	(346)			-	(346)
			-	38			-	38
			-	(18)	(155)		(155)	(173)
			-	-	2,476		2,476	2,476
			-	(1,880)	(2,319)		(2,319)	(4,199)
			-	79	221		221	300
-	-	-	-	4,838	223	-	223	5,061
			-	(15)	(12)		(12)	(27)
	(510)	(398)	(908)	(908)		25	25	(883)
	(372)		(372)	(372)			-	(372)
(497)			(497)	(497)		(138)	(138)	(635)
1	35	4	40	40			-	40
(496)	(847)	(394)	(1,737)	(1,737)	-	(113)	(113)	(1,850)
				3,914	268		268	4,182
(130)	4,010	(146)	3,734	45,555	5,548	(20)	5,528	51,083

which the Group exercises exclusive control; (ii) the call option granted to the shareholders of a non-consolidated jointly-controlled subsidiary; and (iii) the Group's acquisition of shares issued by subsidiaries under exclusive control. The combined impact of these changes was a reduction of EUR 139 million in retained earnings attributable to the Group and of EUR 96 million in minority interests at 30 June 2005.

STATEMENT OF CASH FLOWS FOR THE FIRST HALF OF 2006

In millions of euros	Note	6 months to 30 June 2006	6 months to 30 June 2005
Pre-tax net income		**5,828**	**4,516**
Non-monetary items included in pre-tax net income and other adjustments		**5,865**	**229**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		1,187	366
Impairment of goodwill and other non-current assets		(10)	(25)
Net addition to provisions		1,489	3,167
Share of earnings of associates		(121)	(176)
Net income from investing activities		(32)	(110)
Net loss (income) from financing activities		74	(161)
Other movements		3,278	(2,832)
Net decrease in cash related to assets and liabilities generated by operating activities		**(326)**	**(4,495)**
Net (decrease) increase in cash related to transactions with credit institutions		(5,614)	5,623
Net increase (decrease) in cash related to transactions with customers		13,375	(6,700)
Net decrease in cash related to transactions involving other financial assets and liabilities		(6,262)	(2,699)
Net decrease in cash related to transactions involving non-financial assets and liabilities		(1,342)	(347)
Taxes paid		(483)	(372)
NET INCREASE IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES		**11,367**	**250**
Net (decrease) increase in cash related to acquisitions and disposals of consolidated entities	4.c	(14,170)	227
Net decrease related to property, plant and equipment and intangible assets		(429)	(397)
NET DECREASE IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES		**(14,599)**	**(170)**
Increase (decrease) in cash and equivalents related to transactions with shareholders		2,946	(2,285)
Other increases in cash and equivalents generated by financing activities		149	4,386
NET INCREASE IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES		**3,095**	**2,101**
EFFECT OF MOVEMENTS IN EXCHANGE RATES ON CASH AND EQUIVALENTS		**(416)**	**399**
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS		**(553)**	**2,580**
Balance on cash and equivalent accounts at the start of the period		**8,565**	**7,346**
Net balance of cash accounts and accounts with central banks and post office banks		6,642	6,634
Net balance of demand loans and deposits - credit institutions		1,923	712
Balance on cash and equivalent accounts at the end of the period		**8,012**	**9,926**
Net balance of cash accounts and accounts with central banks and post office banks		10,036	9,682
Net balance of demand loans and deposits - credit institutions		(2,024)	244
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS		**(553)**	**2,580**

NOTES TO THE FINANCIAL STATEMENTS PREPARED UNDER IFRS

1. PRINCIPAL ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

1.a APPLICABLE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS) are applicable to consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards adopted for use within the European Union.

These consolidated financial statements have been prepared in accordance with IAS 34 on interim financial reporting, which allows companies to present a condensed set of interim financial statements.

1.b CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, the consolidation of which is material to the Group. An entity is regarded as material if it contributes at least EUR 8 million to consolidated net banking income, EUR 4 million to consolidated gross operating income or net income before tax, or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);
- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks incident to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings, to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;
- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the risk exposure of outside investors is significantly reduced as a result of a guarantee from a Group company.

CONSOLIDATION METHODS

Entities under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an entity where it is in a position to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an entity. It also exists when the Group has power to govern the financial and operating policies of the entity under an agreement; to appoint or remove the majority of the members of the board of directors or equivalent governing body; or to cast the majority of votes at meetings of the board of directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Enterprises under joint control are accounted for using the proportionate consolidation method. The Group exercises joint control when under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Entities over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an entity without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an entity. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the entity through representation on the board of directors or equivalent governing body, exercises influence over the entity's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the entity's development.

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or constructive obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding preferred shares classified as equity instruments and issued by subsidiaries, and held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain/loss on non-current assets".

CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated entities, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Foreign currency translation

The consolidated financial statements of BNP Paribas are prepared in euros.

The financial statements of entities whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of entities located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign entity, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

Business combinations are accounted for by the purchase method. Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are measured at fair value at the acquisition date except for non-current assets classified as assets held for sale, which are accounted for at fair value less costs to sell.

The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, and negative goodwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

As permitted under IFRS 1, business combinations that took place before 1 January 2004 and were recorded in accordance with the previously applicable accounting standards (French GAAP), have not been restated in accordance with the principles set out above.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units[1], representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management methods; it is

[1] As defined by IAS 36.

subject to regular review in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, writing down the goodwill by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit and its value in use.

Fair value is the price that would be obtained from selling the unit at the market conditions prevailing at the date of measurement, as determined mainly by reference to actual prices of recent transactions involving similar entities or on the basis of stock market multiples for comparable companies.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management, and from analyses of long-term trends of the market positioning of the unit's activities. These cash flows are discounted at a rate that reflects the return that investors would require from an investment in the business sector and region involved.

1.c FINANCIAL ASSETS AND FINANCIAL LIABILITIES

LOANS

The "loans and receivables" category includes credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight line basis over the life of the commitment.

REGULATED SAVINGS AND LOAN CONTRACTS

Home savings accounts (*Comptes Épargne Logement* – "CEL") and home savings plans (*Plans d'Épargne Logement* – "PEL") are government-regulated retail products sold in France. They combine a savings phase and a loan phase which are inseparable, with the loan phase contingent upon the savings phase.

These products contain two types of obligation for BNP Paribas: (i) an obligation to pay interest on the savings for an indefinite period, at a rate set by the government on inception of the contract (in the case of PEL products) or at a rate reset every six months using an indexation formula set by law (in the case of CEL products); and (ii) an obligation to lend to the customer (at the customer's option) an amount contingent upon the rights acquired during the savings phase, at a rate set on inception of the contract (in the case of PEL products) or at a rate contingent upon the savings phase (in the case of CEL products).

The Group's future obligations in respect of each generation (in the case of PEL products, a generation comprises all products with the same interest rate at inception; in the case of CEL products, all such products constitute a single generation) are measured by discounting potential future earnings from at-risk outstandings for that generation.

At-risk outstandings are estimated on the basis of a historical analysis of customer behaviour, and equate to:

- for the loan phase: statistically probable loan outstandings and actual loan outstandings;
- for the savings phase: the difference between statistically probable outstandings and minimum expected outstandings, with minimum expected outstandings being deemed equivalent to unconditional term deposits.

Earnings for future periods from the savings phase are estimated as the difference between (i) the reinvestment rate and (ii) the fixed savings interest rate on at-risk savings outstandings for the period in question. Earnings for future periods from the loan phase are estimated as the difference between (i) the refinancing rate and (ii) the fixed loan interest rate on at-risk loan outstandings for the period in question.

The reinvestment rate for savings and the refinancing rate for loans are derived from the swap yield curve and from the spreads expected on financial instruments of similar type and maturity. Spreads are determined on the basis of actual spreads on (i) fixed-rate home loans in the case of the loan phase and (ii) euro-denominated life assurance products in the case of the savings phase. In order to reflect the uncertainty of future interest rate trends, and the impact of such trends on customer behaviour models and on at-risk outstandings, the obligations are estimated using the Monte Carlo method.

Where the sum of the Group's estimated future obligations in respect of the savings and loan phases of any generation of contracts indicates a potentially unfavourable situation for the Group, a provision is recognised (with no offset between generations) in the balance sheet in "Provisions for contingencies and charges". Movements in this provision are recognised as interest income in the profit and loss account.

SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss comprise:

  - financial assets held for trading purposes;

- financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39.

Securities in this category are initially carried at fair value, with transaction costs recognised directly in profit and loss. At the balance sheet date, they are remeasured to fair value, and any changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset), and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

- Available-for-sale financial assets

Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

Securities in this category are initially recorded at fair value. Transaction costs are included where material. At the balance sheet date, they are measured at fair value, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, or on recognition of an impairment loss, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

Gains and losses realised on disposal of available-for-sale financial assets are taken to the profit and loss account under "Net gain/loss on available-for-sale financial assets". Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

- Date of and criteria for recognition

Securities classified in the three categories described above are recognised in the balance sheet on the date on which the transaction is entered into, and remain in the balance sheet until the rights of the Group to receive cash flows from the assets have been extinguished or until the Group has transferred substantially all the risks and rewards of ownership of the asset.

- Investments in associates

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity.

Goodwill on associates is also included in "Investments in associates".

- Repurchase agreements and securities lending/borrowing

Securities temporarily sold under repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

Irrespective of the accounting classification, all repurchase agreements are initially recognised on the settlement date of the transaction.

Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

FOREIGN CURRENCY TRANSACTIONS

The methods used to account for assets and liabilities relating to foreign currency transactions entered into by the Group, and to measure the foreign exchange risk arising on such transactions, depends upon whether the asset or liability in question is classified as a monetary or a non-monetary item.

- Monetary assets and liabilities[2] expressed in foreign currencies

  Monetary assets and liabilities expressed in foreign currencies are translated into the functional currency of the relevant Group entity at the closing rate. Translation differences are recognised in the profit and loss account, except for those arising on financial instruments designated as a cash flow hedge or a net foreign investment hedge, which are recognised in shareholders' equity.

- Non-monetary assets and liabilities expressed in foreign currencies

  Non-monetary assets may be measured either at historical cost or at fair value. Non-monetary assets expressed in foreign currencies are translated using the exchange rate at the date of the transaction if they are measured at historical cost, and at the closing rate if they are measured at fair value.

  Translation differences on non-monetary assets expressed in foreign currencies and measured at fair value (variable-income securities) are recognised in the profit and loss account if the asset is classified in "Financial assets at fair value through profit or loss", and in shareholders' equity if the asset is classified in "Available-for-sale financial assets", unless the financial asset in

[2] Monetary assets and liabilities are assets and liabilities to be received or paid in fixed or determinable amounts of money.

question is designated as an item hedged against foreign exchange risk in a fair value hedging relationship, in which case the translation difference is recognised in the profit and loss account.

IMPAIRMENT OF FINANCIAL ASSETS

- Impairment of loans and receivables and held-to-maturity financial assets, provisions for financing and guarantee commitments

An impairment loss is recognised against loans and held-to-maturity financial assets when there is objective evidence of a measurable decrease in value as a result of an event occurring after inception of the loan or acquisition of the asset. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis. Similar principles are applied to financing and guarantee commitments entered into by the Group.

At individual level, the amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the asset, of those components (principal, interest, collateral, etc.) regarded as recoverable. Any subsequent decrease in an impairment loss that can be related objectively to an event occurring after the impairment loss was recognised is credited to the profit and loss account, under "Cost of risk". Once an asset has been impaired, the notional interest earned on the carrying amount of the asset (calculated at the original effective interest rate used to discount the estimated recoverable cash flows) is recognised in "Interest income" in the profit and loss account.

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, adjusted as necessary to reflect circumstances prevailing at the balance sheet date. It enables the Group to identify groups of counterparties which, as a result of events occurring since inception of the loans, have collectively acquired a probability of default at maturity that provides objective evidence of impairment of the entire portfolio, but without it being possible at that stage to allocate the impairment to individual counterparties. This assessment also estimates the amount of the loss on the portfolios in question, taking account of trends in the economic cycle during the assessment period. Changes in the amount of portfolio impairments are taken to the profit and loss account under "Cost of risk".

- Impairment of available-for-sale financial assets

Impairment of available-for-sale financial assets (which mainly comprise securities) is recognised on an individual basis if there is objective evidence of impairment as a result of one or more events occurring since acquisition. In the case of variable-income securities quoted in an active market, a prolonged or significant decline in the quoted price below acquisition cost is regarded as objective evidence of impairment.

Impairment losses taken against fixed-income securities are recognised in "Cost of risk", and may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

Impairment losses taken against variable-income securities are recognised as a component of net banking income on the line "Net gain/loss on financial instruments at fair value through profit or loss", and may not be reversed through the profit and loss account until the securities in question are sold. Any subsequent decline in fair value constitutes an additional impairment loss, recognised in the profit and loss account.

ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group qualify as debt instruments if the issuer has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully-consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

Equity instruments issued by subsidiaries under the exclusive control of BNP Paribas are in substance equivalent to equity instruments of the parent company. Consequently, when the Group acquires equity instruments issued by such subsidiaries, the difference between the acquisition price and the share of net assets acquired is recorded in retained earnings attributable to BNP Paribas shareholders. Similarly, the liability corresponding to put options granted to minority shareholders in such subsidiaries, and changes in the value of that liability, are offset initially against minority interests, with any surplus offset against retained earnings attributable to BNP Paribas shareholders.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- as equity instruments if they are settled by physical delivery of a fixed number of own equity instruments for a fixed amount of cash or other financial asset. Such instruments are not revalued;
- as debt instruments if the contract includes an obligation, whether contingent or not, for the issuer to repurchase its own shares;
- as derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.

DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet in "Financial assets at fair value through profit or loss" when their fair value is positive, and in "Financial liabilities at fair value

through profit or loss" when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives and hedge accounting

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed-rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed-rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign-currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under the so-called "carve-out" from IAS 39 adopted by the European Union, interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- the risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits);
- the instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate swap associated with the hedged underlyings;
- the hedging instruments used consist exclusively of "plain vanilla" swaps;
- prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight line

basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains and losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

Cash flow hedges contracted to protect the Group against foreign currency risk qualified for cash flow hedge accounting up to 31 December 2005, whenever the currency hedged was a currency other than the euro. *In an amendment to IAS 39 effective 1 January 2006, transactions carried out in the* functional currency of the entity initiating the transaction may no longer be designated as the hedged item in a foreign currency cash flow hedging. Accordingly, all such hedges carried in the accounts are to be disqualified from hedge accounting.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

If the hedged item ceases to exist, the cumulative amounts recognised in shareholders' equity are immediately taken to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

Hedges of net foreign currency investments in subsidiaries and branches are accounted for in the same way as cash flow hedges. The gains and losses initially recognised in shareholders' equity are taken to the profit and loss account when the net investment is sold or liquidated in full or in part. The hedging instruments may be currency derivatives or any non-derivative financial instrument.

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the host contract and accounted for separately as a derivative if the hybrid instrument is not recorded as a financial asset or liability at fair value through profit or loss and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss, and financial assets classified as available-for-sale, are measured and accounted for at fair value, defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e. the value of the consideration paid or received).

Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or,
- using valuation techniques involving:

- mathematical calculation methods based on accepted financial theories; and
- parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market, bids and offers are matched, or instruments are traded that are very similar to the instrument being valued.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and standard options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is applied to the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

  - Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data:

    Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

    These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity risk and credit risk.

    The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

  - Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable:

    Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques or techniques that are based on data only partially observable on active markets.

    In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the period during which the valuation parameters are expected to remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

- Unlisted equity securities:

The fair value of unquoted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (Ebit or Ebitda multiples) or of the Group's share of net assets as calculated using the most recently available information.

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (FAIR VALUE OPTION)

The amendment to IAS 39 relating to the "fair value option" was adopted by the European Union on 15 November 2005, with effect from 1 January 2005.

This option allows entities to designate any financial asset or financial liability on initial recognition as measured at fair value, with changes in fair value recognised in profit or loss, in the following cases:
- hybrid financial instruments containing one or more embedded derivatives which otherwise would have been extracted and accounted for separately;
- where using the option enables the entity to eliminate or significantly reduce a mismatch in the measurement and accounting treatment of assets and liabilities that would arise if they were to be classified in separate categories;
- where a group of financial assets and/or financial liabilities is managed and measured on the basis of fair value, under a properly documented management and investment strategy.

BNP Paribas applies this option primarily to financial assets related to unit-linked insurance business (in order to achieve consistency of treatment with the related liabilities), and to structured issues containing significant embedded derivatives.

INCOME AND EXPENSES ARISING FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Income and expenses arising from financial instruments measured at amortised cost and from fixed-income securities classified in "Available-for-sale financial assets" are recognised in the profit and loss account using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument, or when appropriate a shorter period, to the net carrying amount of the asset or liability in the balance sheet. The effective interest rate calculation takes account of (i) all fees received or paid that are an integral part of the effective interest rate of the contract, (ii) transaction costs, and (iii) premiums and discounts.

The method used by the Group to recognise service-related commission income and expenses depends upon the nature of the service. Commission treated as an additional component of interest is included in the effective interest rate, and is recognised in the profit and loss account in "Net interest income". Commission payable or receivable on execution of a significant transaction is recognised in the profit and loss account in full on execution of the transaction, under "Net commission income". Commission payable or receivable for recurring services is recognised over the term of the service, also under "Net commission income".

Commission received in respect of financial guarantee commitments is regarded as representing the fair value of the commitment. The resulting liability is subsequently amortised over the term of the commitment, under commission income in net banking income.

External costs that are directly attributable to an issue of new shares are deducted from equity net of all related taxes.

DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group derecognises all or part of a financial asset either (i) when the contractual rights to the cash flows from the asset expire or (ii) when the Group transfers the contractual rights to the cash flows from the asset and substantially all the risks and rewards of ownership of the asset. Unless these conditions are fulfilled, the Group retains the asset in its balance sheet and recognises a liability for the obligation created as a result of the transfer of the asset.

The Group derecognises all or part of a financial liability when the liability is extinguished in full or in part.

1.d INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts written by fully-consolidated insurance companies are retained for the purposes of the consolidated financial statements.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

ASSETS

Financial assets and non-current assets are accounted for using the policies described above. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies", and comprise liabilities relating to insurance contracts carrying a significant insurance risk (e.g. mortality or disability) and to financial contracts with a discretionary participation feature, which are covered by IFRS 4. A discretionary participation feature is one which gives life policyholders the right to receive, as a supplement to guaranteed benefits, a share of actual profits.

Liabilities relating to other financial contracts, which are covered by IAS 39, are shown in "Due to customers".

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers' insurance, to disability, incapacity and unemployment risks. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following period or periods) and outstanding claims reserves, which include reserves for claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Any adjustments to technical reserves are taken to the profit and loss account for the period. A capitalisation reserve is set up in the individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet; a deferred tax liability is recognised on the portion taken to shareholders' equity.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

1.e FIXED ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight-line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under “Depreciation, amortisation and impairment of property, plant and equipment and intangible assets”.

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general and technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years or 5 years in the case of software developed primarily for the purpose of providing services to customers.

Software maintenance costs are expensed as incurred. However, expenses which help boost software capabilities or prolong its useful life are included in the initial cost of acquisition/production.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in “Depreciation, amortisation and impairment of property, plant and equipment and intangible assets”.

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in “Net gain/loss on non-current assets”.

Gains and losses on disposals of investment property are recognised in the profit and loss account in “Income from other activities” or “Expenses on other activities”.

1.f LEASES

LESSOR ACCOUNTING:

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases:

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases:

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight-line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

LESSEE ACCOUNTING:

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases:

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payment, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases:

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight-line basis over the lease term.

1.g NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within twelve months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".

Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.

Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.
All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

1.h EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits;
- post-employment benefits, including top-up banking industry pensions in France and pension plans in other countries, some of which are operated through pension funds.

- Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

- Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within twelve months after the end of the period in which the employees render the associated service. This relates in particular to compensation deferred for more than twelve months, which is accrued in the financial statements for the period in which it is earned.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than twelve months after the balance sheet date are discounted.

- Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined-contribution plans and defined-benefit plans.

Defined-contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined-benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or constructive obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined-benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. This method takes account of various parameters such as demographic assumptions, the probability that employees will leave before retirement age, salary inflation, a discount rate, and the general inflation rate. The value of any plan assets is deducted from the amount of the obligation.

Where the value of the plan assets exceeds the amount of the obligation, an asset is recognised if it represents a future economic benefit for the Group in the form of a reduction in future contributions or a future partial refund of amounts paid into the plan.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, starting in the following period, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined-benefit obligation, or (ii) 10% of the fair value of plan assets at the end of the previous period. This amount is taken to profit or loss over the average remaining working life of the employees.

At the date of first-time adoption, BNP Paribas elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date.

The effects of plan amendments on past service cost are recognised in profit or loss over the full vesting period of the amended benefits.

The annual expense recognised in the profit and loss account under "Salaries and employee benefits" in respect of defined-benefit plans comprises the current service cost (the rights vested in each employee during the period in return for service rendered), interest cost (the effect of discounting the obligation), the expected return on plan assets, amortisation of actuarial gains and losses and past service cost arising from plan amendments, and the effect of any plan curtailments or settlements.

1.i SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or of a cash payment of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments granted after 7 November 2002 to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group grants stock subscription option plans and deferred share-based compensation plans to employees, and also offers them the possibility of subscribing for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment.
This expense, the credit entry for which is posted to shareholders' equity, is calculated on the basis of the overall plan value, determined at the grant date by the Board of Directors.
In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

A similar accounting treatment is applied to deferred share-based compensation plans.

- Share subscriptions offered to employees under the company savings plan

Share subscriptions offered to employees under the company savings plan (*Plan d'Épargne Entreprise*) do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of five years. This restriction is taken into account in measuring the benefit to the employees, which is reduced accordingly. The benefit equals the difference between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee at the subscription date, multiplied by the number of shares acquired.

1.j PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

1.k CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

Deferred tax liabilities are recognised for all taxable temporary differences other than:

- taxable temporary differences on initial recognition of goodwill;
- taxable temporary differences on investments in entities under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary

difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period. They are not discounted.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

When tax credits on revenues from receivables and equity securities are used to settle corporate income tax payable for the period, the tax credits are recognised on the same line as the income to which they relate. The corresponding tax expense continues to be carried in the profit and loss account under corporate income tax.

1.l STATEMENT OF CASH FLOWS

The cash and cash equivalents balance is composed of the net balance of cash accounts and accounts with central banks and post office banks, and the net balance of interbank demand loans and deposits.

Changes in cash and cash equivalents related to operating activities reflect cash flows generated by the Group's operations, including cash flows related to investment property, held-to-maturity financial assets and negotiable certificates of deposit.

Changes in cash and cash equivalents related to investing activities reflect cash flows resulting from acquisitions and disposals of subsidiaries, associates or joint ventures included in the consolidated group, as well as acquisitions and disposals of property, plant and equipment excluding investment property and property held under operating leases.

Changes in cash and cash equivalents related to financing activities reflect the cash inflows and outflows resulting from transactions with shareholders, cash flows related to bonds and subordinated debt, and debt securities (excluding negotiable certificates of deposit).

1.m USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of financial statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the financial statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the financial statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the financial statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;

- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and (more generally) calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and (more generally) of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

2. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2006

2.a NET INTEREST INCOME

The BNP Paribas Group includes in "Interest income" and "Interest expense" all income calculated using the effective interest method (interest, fees/commission, transaction costs) on financial instruments at amortised cost, and income for financial instruments at fair value that do not meet the definition of derivative instruments. The change in fair value on financial instruments at fair value through profit and loss (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item.

In millions of euros	6 months to 30 June 2006			6 months to 30 June 2005		
	Income	Expense	Net	Income	Expense	Net
Customer items	**9,228**	**(3,454)**	**5,774**	**5,782**	**(1,843)**	**3,939**
Deposits, loans and borrowings	8,695	(3,389)	5,306	5,314	(1,810)	3,504
Repurchase agreements	4	(41)	(37)	2	(33)	(31)
Finance leases	529	(24)	505	466	-	466
Interbank items	**2,352**	**(3,473)**	**(1,121)**	**1,916**	**(2,362)**	**(446)**
Deposits, loans and borrowings	2,270	(3,238)	(968)	1,844	(2,303)	(459)
Repurchase agreements	82	(235)	(153)	72	(59)	13
Debt securities issued	**-**	**(2,421)**	**(2,421)**	**-**	**(1,670)**	**(1,670)**
Cash flow hedge intruments	**1,369**	**(689)**	**680**	**665**	**(541)**	**124**
Interest rate portfiolio hedge instruments	**562**	**(417)**	**145**	**210**	**(190)**	**20**
Trading book	**6,239**	**(6,511)**	**(272)**	**3,594**	**(3,555)**	**39**
Fixed-income securities	1,253	-	1,253	973	-	973
Repurchase agreements	4,939	(5,533)	(594)	2,604	(2,868)	(264)
Loans / Borrowings	47	(77)	(30)	17	(46)	(29)
Debt securities	-	(901)	(901)	-	(641)	(641)
Available-for-sale financial assets	**1,587**	**-**	**1,587**	**1,367**	**-**	**1,367**
Held-to-maturity financial assets	**367**	**-**	**367**	**414**	**-**	**414**
Total interest income/(expense)	**21,704**	**(16,965)**	**4,739**	**13,948**	**(10,161)**	**3,787**

Interest income on individually impaired loans amounted to EUR 131 million in the first half of 2006, and EUR 100 million in the first half of 2005.

2.b NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

"Net gain/loss on financial instruments at fair value through profit or loss" includes all profit and loss items relating to financial instruments managed in the trading book and, to financial instruments that the Group has designated as fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 2.a).

Net gains/losses on the trading book also include gains and losses due to ineffectiveness of fair value hedges, cash flow hedges or net foreign investment hedges.

In millions of euros	6 months to 30 June 2006			6 months to 30 June 2005
	Trading book	Assets designated at fair value through profit or loss	Total	Total
Fixed-income securities	(800)	900	100	(137)
Variable-income securities	2,469	148	2,617	2,215
of which dividends	*1,283*	*10*	*1,293*	*1,091*
Derivative instruments	837	-	837	226
Repurchase agreements	(11)	10	(1)	(26)
Loans	(69)	17	(52)	46
Borrowings	95	(18)	77	(65)
Remeasurement of interest-rate risk hedged portfolios	93	-	93	69
Remeasurement of currency positions	27	-	27	26
Total	**2,641**	**1,057**	**3,698**	**2,354**

2.c NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

"Net gain/loss on available-for-sale financial assets" includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments.

In millions of euros	6 months to 30 June 2006	6 months to 30 June 2005
Fixed-income securities [1]	**22**	**90**
Gains and losses on disposals	22	90
Equities and other variable-income securities	**892**	**929**
Dividend income	358	218
Additions to impairment provisions	(40)	(26)
Gains and losses on disposals	574	737
Total	**914**	**1,019**

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 2.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 2.e).

Unrealised gains and losses previously recorded under "Unrealised or deferred gains and losses" and taken to the profit and loss account amounted to EUR 509 million in the first half of 2006 and EUR 595 million in the first half of 2005.

2.d NET INCOME FROM OTHER ACTIVITIES

In millions of euros	6 months to 30 June 2006			6 months to 30 June 2005		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	7,740	(6,590)	1,150	8,520	(7,779)	741
Investment property	311	(88)	223	325	(107)	218
Assets leased under operating leases	1,707	(1,434)	273	1,610	(1,334)	276
Property development activities	57	(9)	48	73	(11)	62
Other	286	(160)	126	227	(184)	43
Total net income from other activities	**10,101**	**(8,281)**	**1,820**	**10,755**	**(9,415)**	**1,340**

Net income from insurance activities

In millions of euros	6 months to 30 June 2006	6 months to 30 June 2005
Gross premiums written	8,225	6,414
Movement in technical reserves	(3,195)	(3,934)
Claims and benefits expense	(3,509)	(2,706)
Reinsurance ceded, net	(2)	(4)
Change in value of admissible investments related to unit-linked business	(440)	951
Other income and expense	71	20
Total net income from insurance activities	**1,150**	**741**

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts. "Movement in technical reserves" reflects changes in the value of financial contracts, in particular unit-linked contracts. Interest paid on such contracts is recognised in "Interest expense".

2.e COST OF RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses relating to counterparty risks on over-the-counter derivative instruments.

Cost of risk for the period in millions of euros	6 months to 30 June 2006	6 months to 30 June 2005
Additions to impairment provisions	(1,253)	(864)
Reversals of impairment provisions	1,040	676
Recoveries on loans and receivables previously written off	106	56
Irrecoverable loans and receivables not covered by impairment provisions	(130)	(80)
Total cost of risk for the period	**(237)**	**(212)**

Cost of risk for the period by asset type in millions of euros	6 months to 30 June 2006	6 months to 30 June 2005
Loans and receivables due from credit institutions	(4)	(4)
Loans and receivables due from customers	(245)	(198)
Available-for-sale financial assets	26	7
Off balance sheet commitments and other items	(14)	(17)
Total cost of risk for the period	**(237)**	**(212)**

2.f CORPORATE INCOME TAX

Net corporate income tax expense

In millions of euros	6 months to 30 June 2006	6 months to 30 June 2005
Current tax expense for the period	(1,424)	(982)
Net deferred tax expense for the period	(219)	(170)
Net corporate income tax expense	**(1,643)**	**(1,152)**

3. SEGMENT INFORMATION

The Group is composed of four core businesses:

- French Retail Banking
- International Retail Banking and Financial Services (IRFS): financial services (consumer credit, leasing, equipment loans and home loans), plus retail banking activities in the United States (BancWest) and in emerging and overseas markets
- Asset Management and Services (AMS): Securities Services, Private Banking, Asset Management, Online Savings and Brokerage, Insurance and Real Estate Services
- Corporate and Investment Banking, comprising Advisory & Capital Markets (Equities, Fixed Income & Forex, Corporate Finance) and Financing (Structured Loans & Financing plus Commodity, Energy and Project Financing)

These four core businesses are reinforced by the banking activities carried out by Banca Nazionale del Lavoro, which was acquired by the Group in the second half of 2006 (see note 4.c). The result of BNL's operations since the acquisition date is set out below.

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented includes agreed inter-segment transfer prices.

This capital allocation is made on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised Equity Income by business segment is determined by attributing to each segment the income of its allocated equity.

The geographical split of income is based on the country in which the relevant activity is booked.

Information by business segment

- **Income by business segment**

In millions of euros	French retail banking		BNL		IRFS		AMS	
	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005
NET BANKING INCOME	2 888	2 607	757	-	3 561	2 791	2,144	1,695
Operating expense	(1 817)	(1 750)	(470)	-	(2 001)	(1 549)	(1,312)	(1,092)
Cost of risk	(62)	(86)	(64)	-	(325)	(250)	7	(7)
OPERATING INCOME	1 009	771	223	-	1 235	992	839	596
Share of earnings of associates	-	-	9	-	43	63	(1)	-
Other non operating income	-	-	(18)	-	38	5	(1)	54
PRE-TAX NET INCOME	1 009	771	214	-	1 316	1 060	837	650

(1): including BNP Paribas Capital

Information by geographic area

- **Net banking income by geographic area**

In millions of euros	France		Other European countries		Americas	
	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005
NET BANKING INCOME	7,723	6,243	3,361	2,227	1,940	1,588

Corporate and Investment Banking				Other activities [1]		Total	
Advisory & Capital Markets		Financing					
6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005
2,904	**1,785**	**1,290**	**1,349**	**518**	**547**	**14,062**	**10,774**
(1,855)	(1,277)	(542)	(540)	(153)	(130)	(8,150)	(6,338)
-		141	97	66	34	(237)	(212)
1,049	**508**	**889**	**906**	**431**	**451**	**5,675**	**4,224**
2	1	-	-	68	112	121	176
36	26	-	14	(22)	17	33	116
1,087	**535**	**889**	**920**	**477**	**580**	**5,829**	**4,516**

Asia - Oceania		Other countries		Total	
6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005	6 months to 30 June 2006	6 months to 30 June 2005
683	**430**	**355**	**286**	**14,062**	**10,774**

4. ADDITIONAL INFORMATION

4.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2004	**884,700,444**	**2**		
Increase in share capital by exercise of stock subscription options on 25 January 2005	518,758	2	23 May 00	05 Sept 00
Reduction in share capital by cancellation of treasury shares on 10 May 2005	(13,994,568)	2	28 May 04	23 March 05
Number of shares outstanding at 30 June 2005	**871,224,634**	**2**		
Increase in share capital by exercise of stock subscription options on 20 July 2005	1,397,501	2	23 May 00	05 Sept 00
Capital increase reserved for members of the Company Savings Plan	5,000,000	2	14 May 03	04 Febr 04
Reduction in share capital by cancellation of treasury shares on 29 November 2005	(39,374,263)	2	18 May 05	13 June 05
Number of shares outstanding at 31 December 2005	**838,247,872**	**2**		
Increase in share capital by exercise of stock subscription options on 23 January 2006	1,369,623	2	23 May 00	05 Sept 00
Increase in share capital by exercise of stock subscription options on 27 March 2006	971,037	2	23 May 00	05 Sept 00
Increase in share capital by issue of new shares on 31 March 2006	84,058,853	2	28 May 04	14 Febr 06
Increase in share capital by issue of new shares on 6 June 2006	945	2	23 May 06	27 March 06
Number of shares outstanding at 30 June 2006	**924,648,330**	**2**		

At 30 June 2006, the share capital of BNP Paribas SA consisted of 924,648,330 fully-paid ordinary shares with a par value of 2 euros (compared with 838,247,872 ordinary shares at 1 January 2006).

The 11th and 12th resolutions of the Shareholders' General Meeting of 28 May 2004 authorised the Board of Directors to increase the share capital by up to EUR 1.34 billion, representing 500,000,000 shares with pre-emptive rights and 170,000,000 securities without pre-emptive rights. The aggregate nominal value of debt securities giving immediate and/or future access to BNP Paribas shares under these authorisations is limited to EUR 10 billion in the case of securities with pre-emptive rights, and EUR 8 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months.

At 31 March 2006, 84,058,853 shares were issued under these authorisations.

Under the 17th resolution of the Shareholders' General Meeting of 23 May 2006, the aggregate nominal value of debt securities giving immediate and/or future access to BNP Paribas shares under this authorisation is limited to EUR 7 billion in the case of ordinary shares and securities without pre-emptive rights.

The 13th resolution of the Shareholders' General Meeting of 28 May 2004 also authorised the Board of Directors to increase the share capital by capitalising reserves up to a maximum aggregate par value of EUR 1 billion. This authorisation allows the successive or simultaneous capitalisation of some or all of BNP Paribas SA's retained earnings, profits or additional paid-in capital by the issuance and allotment of consideration-free shares, by raising the par value of the shares, or by a combination of these two methods. This authorisation was granted for a period of 26 months.

The 16th resolutions of the Shareholders' General Meetings of 28 May 2004 and 18 May 2005 authorised the Board of Directors to cancel, on one or several occasions and by means of reducing share capital, some or all of the own shares held or acquired under the authorisations granted by said Meetings, up to a maximum of 10% of the share capital in any 24-month period. These authorisations were granted for a period of 18 months. In 2005, 53,368,831 shares were cancelled pursuant to these authorisations.

The 23rd resolution of the Shareholders' General Meeting of 23 May 2006 authorised the Board of Directors to cancel, on one or several occasions and by means of reducing share capital, some or all of the own shares held or acquired under the authorisation granted by said Meeting, up to a maximum of 10% of the share capital in any 24-month period, and by debiting any difference between the price paid for the cancelled shares and their par value against additional paid-in capital or revenue reserves, including the legal reserve up to a limit of 10% of the amount of capital cancelled. These authorisations were granted for a period of 18 months. This authorisation cancelled and replaced the authorisation granted under the 16th resolution of 18 May 2005.

No shares were cancelled in the first six months of 2006.

The Shareholders' General Meeting of 23 May 2006 decided that the 16th, 17th and 19th resolutions cancelled and replaced the unused portion of any earlier authorisation to the same effect as that provided in the 11th, 12th and 13th resolutions of the Shareholders' General Meeting of 28 May 2004.

The 24th resolution of the Shareholders' General Meeting of 23 May 2006 approving the merger of Sociétè Centrale d'Investissement into BNP Paribas, authorised the Board of Directors to increase share capital by EUR 1,890 euros, via the creation of 945 new shares with a par value of EUR 2 each, fully paid-in and carrying dividend rights as from 1 January 2006.

Preferred shares and equivalent instruments

In December 1997, BNP US Funding LLC, a subsidiary under the exclusive control of the Group, made a USD 500 million issue of undated non-cumulative preferred shares governed by the law of the United States, which do not dilute ordinary BNP Paribas shares. The shares pay a dividend of 7.738% for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend. Dividends on preferred shares may not be paid if no dividends were paid on ordinary BNPP SA shares and no coupon paid on preferred share equivalents (Undated Super Subordinated Notes) in the previous year. Unpaid dividends are not carried forward. The proceeds of this issue are shown under "Minority interests" in the balance sheet, and the dividends are reported in "Minority interests" in the profit and loss account.

In 2000, a further USD 500 million undated non-cumulative preferred share issue was carried out by BNP Paribas Capital Trust, a subsidiary under the exclusive control of the Group. These shares pay a dividend of 9.003% for a period of ten years. Thereafter, the shares are redeemable at par at the issuer's discretion at the end of each calendar quarter, with unredeemed shares paying a Libor-indexed dividend.

In October 2001, a further two undated non-cumulative preferred share issues, of EUR 350 million and EUR 500 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over five years minimum, and shares in the second issue pay a dividend of 6.625% over ten years.

Shares in the first issue are redeemable at the issuer's discretion after the end of a five-year period, and thereafter at each coupon date, with unredeemed shares continuing to pay a dividend of 7%. Shares in the second issue are redeemable at the issuer's discretion after the end of a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend.

In January and June 2002, a further two undated non-cumulative preferred share issues, of EUR 660 million and USD 650 million respectively, were carried out by two subsidiaries under the exclusive control of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% paid annually over 10 years, and shares in the second issue pay a dividend of 7.2% paid quarterly over 5 years.

Shares in the first issue are redeemable at the issuer's discretion after the end of a ten-year period, and thereafter at each coupon date, with unredeemed shares paying a Euribor-indexed dividend. Shares in the second issue are redeemable at the issuer's discretion after the end of a five-year period, and thereafter at each coupon date, with unredeemed shares continuing to pay a dividend of 7.20%.

In January 2003, a further non-cumulative preferred share issue of EUR 700 million was carried out by BNP Paribas Capital Trust VI, a subsidiary under the exclusive control of the Group. Shares in this issue pay an annual dividend of 5.868%. The shares are redeemable after the end of a ten-year period, and thereafter at each coupon date. Shares not redeemed in 2013 will pay a Euribor-indexed dividend quarterly.

Issuer	Date of issue	Currency	Amount	Fixed-rate term	Rate after 1st call date
BNP US Funding	December 1997	USD	500 millions	10 years	Weekly Libor + 2.8%
BNPP Capital Trust	October 2000	USD	500 millions	10 years	3-month Libor + 3.26%
BNPP Capital Trust II	October 2001	EUR	350 millions	5 years	7%
BNPP Capital Trust III	October 2001	EUR	500 millions	10 years	3-month Euribor + 2.6%
BNPP Capital Trust IV	January 2002	EUR	660 millions	10 years	3-month Euribor + 2.33%
BNPP Capital Trust V	June 2002	USD	650 millions	5 years	7,20%
BNPP Capital Trust VI	January 2003	EUR	700 millions	10 years	3-month Euribor + 2.48%

Undated Super Subordinated Notes (preferred share equivalents) issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of USD 1,350 million. The issue pays fixed annual remuneration of 5.186%. The notes are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2015, they will pay quarterly coupon at 3-month USD Libor plus 1.68%.

In October 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of EUR 1,000 million. The issue pays fixed annual remuneration of 4.875%. The notes are redeemable at the end of a 6-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will pay coupon at the fixed rate.

In October 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of USD 400 million. The issue pays fixed annual remuneration of 6.250%. The notes are redeemable at the end of a 6-year period, and thereafter at each annual coupon date. If the notes are not redeemed in October 2011, they will pay coupon at the fixed rate.

In April 2006, BNP Paribas SA carried out two issues of Undated Super Subordinated Notes of EUR 750 million and GBP 450 million. These issues pay fixed annual remuneration of 4.730% and 5.945%, respectively. The notes are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2016, they will pay quarterly coupon at 3-month Euribor plus 1.69% in the case of the first issue, and 3-month GBP Libor plus 1.13% in the case of the second issue.

Unpaid interest on Undated Super Subordinated Notes may not be paid if no dividends were paid on ordinary BNPP SA shares and no interest paid on similar instruments (Undated Super Subordinated Notes) in the previous year. Unpaid interest is not carried forward.

The capital raised by these issues is shown at its historical amount (in accordance with IAS 32) under "Retained earnings" in the balance sheet, with the corresponding remuneration treated as dividend.

Own equity instruments (shares issued by BNP Paribas shares and held by the Group)

The sixth resolution of the Shareholders' Meeting of 28 May 2004 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: stabilising the share price; allotting or selling shares to employees under the statutory profit-sharing scheme, employee share ownership plans or company savings plans; subsequent cancellation of the shares; sale, exchange or transfer of the shares; or pursuing balance sheet or financial management strategies.

The fifth resolution of the Shareholders' Meeting of 18 May 2005 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: cancellation of the repurchased shares on the terms approved by an extraordinary resolution of the shareholders; meeting obligations arising from (i) issuance of securities giving access to BNP Paribas shares, (ii) stock purchase option plans, (iii) allotment of consideration-free shares to employees and corporate officers or (iv) allotment or sale of shares to employees under the statutory profit-sharing scheme, employee share ownership plans or company savings plans; retention for future delivery in exchange or as payment for an acquisition; stabilising the share price by buying or selling shares in the light of market conditions.

The fifth resolution of the Shareholders' General Meeting of 23 May 2006 granted BNP Paribas authorisation to buy back a number of shares representing up to 10% of the Bank's issued capital at 28 February 2006. The shares could be acquired for the following purposes: cancellation of the repurchased shares on the terms approved by an extraordinary resolution of the shareholders; meeting obligations arising from (i) issuance of securities giving access to BNP Paribas shares, (ii) stock purchase option plans, (iii) allotment of consideration-free shares to employees and corporate officers or (iv) allotment or sale of shares to employees under the statutory profit-sharing scheme, employee share ownership plans or company savings plans; retention for future delivery in exchange or as payment for an acquisition; within the scope of a liquidity agreement; for property and financial management purposes. This authorisation cancelled and replaced the authorisation granted under the fifth resolution of the Shareholders' General Meeting of 18 May 2005 for a period of 18 months.

In addition, a BNP Paribas subsidiary involved in market index trading and arbitrage activities carries out, as part of these activities, short selling of shares issued by BNP Paribas SA.

At 30 June 2006, the Group held 8,606,415 BNP Paribas shares representing an amount of EUR 448 million, deducted from shareholders' equity in the balance sheet.

Own equity instruments (shares issued by BNP Paribas and held by the Group)	Proprietary transactions		Trading account transactions		Total	
	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 1st January 2005	55,112,609	2,693	(599,870)	(32)	54,512,739	2,661
Acquisitions	7,217,977	393			7,217,977	393
Reduction in share capital	(13,994,568)	(691)			(13,994,568)	(691)
Other movements	(3,279,300)	(155)	(453,012)	(27)	(3,732,312)	(182)
Shares held at 30 June 2005	45,056,718	2,240	(1,052,882)	(59)	44,003,836	2,181
Acquisitions	4,459,091	283			4,459,091	283
Reduction in share capital	(39,374,263)	(2,003)			(39,374,263)	(2,003)
Other movements	(1,081,527)	(59)	(3,282,855)	(237)	(4,364,382)	(296)
Shares held at 31 December 2005	9,060,019	461	(4,335,737)	(296)	4,724,282	165
Acquisitions	6,635,173	472			6,635,173	472
Other movements	(1,576,032)	(73)	(1,177,008)	(116)	(2,753,040)	(189)
Shares held at 30 June 2006	14,119,160	860	(5,512,745)	(412)	8,606,415	448

Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	6 months to 30 June 2006	6 months to 30 June 2005
Net income used to calculate basic and diluted earnings per share (in millions of euros) [1]	3,863	3,176
Weighted average number of ordinary shares outstanding during the year	871,702,704	828,039,889
Effect of potentially dilutive ordinary shares:		
number of potentially dilutive shares derived from exercisable stock subscription options	8,689,156	4,335,374
Weighted average number of ordinary shares used to calculate diluted earnings per share	880,391,860	832,375,263
Basic earnings per share (in euros)	4.43	3.84
Diluted earnings per share (in euros)	4.39	3.82

(1) Net income used to calculate basic and diluted earnings per share is net income per the profit and loss account, adjusted for the remuneration on the Undated Super Subordinated Notes issued by BNP Paribas SA (treated as preferred share equivalents), which for accounting purposes are treated as dividends.

A dividend of 2.60 euros per share was paid in 2006 out of 2005 net income, compared with a dividend of 2.00 euros per share paid in 2005 out of 2004 net income.

4.b SCOPE OF CONSOLIDATION

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interest (%)
BNP Paribas SA				France	Full	100.00%	100.00%
French Retail Banking							
Banque de Bretagne				France	Full	100.00%	100.00%
BNP Paribas Developpement				France	Full	100.00%	100.00%
BNP Paribas Factor				France	Full	100.00%	100.00%
IRFS							
Retail Banking - United States of America							
BancWest Corporation				U.S.A.	Full	100.00%	100.00%
Bank of the West				U.S.A.	Full	100.00%	100.00%
FHL Lease Holding Cy				U.S.A.	Full	100.00%	100.00%
First Hawaïan Bank				U.S.A.	Full	100.00%	100.00%
Union Safe Deposit Bank	6			U.S.A.			
Leasing - Finance Leases							
Albury Asset Rentals Limited				UK	Full	100.00%	99.96%
All In One Allemagne				Germany	Full	100.00%	99.96%
Antin Bail				France	Full	100.00%	100.00%
Aprolis Finance				France	Full	51.00%	50.98%
Avelingen Finance BV	1			Netherlands	Equity	50.00%	49.98%
Barloword Heftruck BV	1			Netherlands	Equity	50.00%	49.98%
BNP Paribas Lease Group				France	Full	99.96%	99.96%
BNP Paribas Lease Group BV	1			Netherlands	Full	100.00%	99.96%
BNP Paribas Lease Group Holding SPA				Italy	Full	100.00%	99.96%
BNP Paribas Lease Group KFT			2	Hungary	Full	100.00%	99.96%
BNP Paribas Lease Group Netherlands BV	1			Netherlands	Full	100.00%	99.96%
BNP Paribas Lease Group RT			2	Hungary	Full	100.00%	99.96%
BNP Paribas Lease Group UK PLC				UK	Full	100.00%	99.96%
BNP Paribas Lease Group SA Belgium				Belgium	Full	100.00%	99.96%
BNP Paribas Lease Group SPA				Italy	Full	100.00%	99.96%
BNP Paribas Lease Group (Rentals) Ltd				UK	Full	100.00%	99.96%
BNP Paribas Leasing Gmbh				Germany	Full	100.00%	99.96%
Centro Leasing SPA				Italy	Equity	43.54%	43.52%
Claas Financial Services				France	Full	60.11%	60.09%
Claas Leasing Gmbh				Germany	Full	100.00%	60.09%
CNH Capital Europe				France	Full	50.10%	50.08%
CNH Capital Europe Limited				UK	Full	50.10%	50.08%
Commercial Vehicle Finance Limited				UK	Full	100.00%	99.96%
Diamond Finance UK Limited				UK	Full	60.00%	59.98%
Equipment Lease BV	1			Netherlands	Full	100.00%	99.96%
Finance et Gestion SA				France	Full	70.00%	69.97%
Geveke Rental BV	1			Netherlands	Equity	50.00%	49.98%
H.F.G.L Limited				UK	Full	100.00%	99.96%
HIH Management Limited				UK	Full	100.00%	99.96%
Humberclyde Commercial Investments Limited				UK	Full	100.00%	99.96%
Humberclyde Commercial Investments N°1 Limited				UK	Full	100.00%	99.96%
Humberclyde Commercial Investments N° 4 Limited				UK	Full	100.00%	99.96%
Humberclyde Finance Limited				UK	Full	100.00%	99.96%
Humberclyde Industrial Finance Limited				UK	Full	100.00%	99.96%
Humberclyde Investments Limited				UK	Full	100.00%	100.00%
Humberclyde Management Services Limited				UK	Full	100.00%	99.96%
Humberclyde Spring Leasing Limited				UK	Full	100.00%	99.96%
Leaseco International BV	1			Netherlands	Full	100.00%	99.96%
Leasing J. Van Breda & Cie			1	Belgium	Full	100.00%	99.96%
Natiobail				France	Full	100.00%	99.96%
Natiocrédibail				France	Full	100.00%	99.96%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Leasing - Finance Leases (cont'd)							
Natiocrédimurs				France	Full	100.00%	99.96%
Natioénergie				France	Full	100.00%	99.96%
Norbail Snc	5			*France*			
Norbail Location	5			France			
Paricomi				France	Full	100.00%	100.00%
S C A U	5			France			
SAS MFF	2			France	Full	51.00%	50.98%
Same Deutz-Fahr Finance				France	Full	99.97%	99.93%
Same Deutz Fahr Finance Limited				UK	Full	100.00%	99.96%
UFB Asset Finance Limited				UK	Full	100.00%	99.96%
United Care Group Limited				UK	*Full*	100.00%	99.96%
United Care (Cheshire) Limited				UK	Full	100.00%	99.96%
United Corporate Finance Limited				UK	Full	100.00%	99.96%
United Inns Management Limited				UK	Full	100.00%	99.96%
Consumer Credit							
Attijari Cetelem	1			Marocco	Full	99.79%	92.87%
Axa Banque Financement	5			France			
Banco Cetelem Argentine	5			*Argentina*			
Banco cetelem Portugal				Portugal	Full	100.00%	100.00%
Banco Cetelem SA				Spain	Full	100.00%	100.00%
Caisse d'Epargne Financement - CEFI				France	Equity	33.00%	33.00%
Carrefour Administration Cartos de Creditos - CACC				Brazil	Equity	40.00%	40.00%
Cetelem				France	Full	100.00%	100.00%
Cetelem America				Brazil	Full	100.00%	100.00%
Cetelem Bank Gmbh				Germany	Full	50.10%	50.10%
Cetelem Bank SA	2			Poland	Full	100.00%	100.00%
Cetelem Belgium				Belgium	Full	100.00%	100.00%
Cetelem Benelux BV				Netherlands	Full	100.00%	100.00%
Cetelem Brésil				Brazil	Full	100.00%	100.00%
Cetelem CR				Czech Rep.	Full	100.00%	100.00%
Cetelem Polska Expansion SA				Poland	Full	100.00%	100.00%
Cetelem Slovensko			2	Slovakia	Full	100.00%	100.00%
Cetelem Thaïlande				Thailand	Full	100.00%	100.00%
Cetelem UK (ex Halifax Cetelem Credit Limited)				UK	Full	100.00%	100.00%
Cofica Bail				France	Full	100.00%	100.00%
Cofidis France				France	Equity	15.00%	15.00%
Cofinoga				France	Prop.	50.00%	50.00%
Cofiparc				France	Full	100.00%	99.99%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce				France	Full	100.00%	100.00%
Credial Italie SPA			2	Italy	Prop.	50.00%	50.00%
Credisson Holding Limited			1	Cyprus	Full	100.00%	100.00%
Credisson International SRL			1	Romania	Full	100.00%	100.00%
Crédit Moderne Antilles				France	Full	100.00%	100.00%
Crédit Moderne Guyane				France	Full	100.00%	100.00%
Crédit Moderne Océan Indien				France	Full	97.81%	97.81%
Domofinance SA	2		10	France	Prop.	55.00%	55.00%
Effico Iberia	2			Spain	Full	100.00%	100.00%
Effico Soreco				France	Full	99.95%	99.95%
Eurocredito				Spain	Full	100.00%	100.00%
Facet				France	Full	99.69%	99.69%
Fidem				France	Full	51.00%	51.00%
Fimestic Expansion SA				Spain	Full	100.00%	100.00%
Findomestic				Italy	Prop.	50.00%	50.00%
Fortis Crédit		4		Belgium			
Laser (Groupe)			11	France	Prop.	50.00%	50.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Consumer Credit (cont'd)							
Loisirs Finance				France	Full	51,00%	51,00%
Magyar Cetelem				Hungary	Full	100,00%	100,00%
Norrsken Finance				France	Full	51,00%	51,00%
Servicios Financieros Carrefour EFC				Spain	Equity	40,00%	40,00%
Société de Paiement Pass				France	Equity	40,01%	40,01%
Special Purpose Entities							
FCC Findomestic			5	Italy			
FCC Master Dolphin				France	Prop.		
FCC Master Noria			5	France	Full		
FCC Retail ABS Finance		2		France	Full		
Property Loans							
Abbey National France	1	6		France			
Banca UCB SPA				Italy	Full	100,00%	100,00%
BNP Paribas Invest Immo				France	Full	99,99%	99,99%
SAS Prêts et Services				France	Full	100,00%	100,00%
UCB				France	Full	100,00%	100,00%
UCB Hypotheken				Netherlands	Full	100,00%	100,00%
Union de Creditos Immobiliarios - UCI (Groupe)	10			Spain	Prop.	50,00%	50,00%
Special Purpose Entities							
FCC Domos 2003				France	Full		
FCC Master Domos				France	Full		
FCC Master Domos 4				France	Full		
FCC Master Domos 5				France	Full		
FCC U.C.I 2-14 (ex FCC U.C.I 2-9)	10			Spain	Prop.		
Long term leasing with services							
Arius Finance		6		France			
Arius SA				France	Full	100,00%	99,99%
Arma Beheer BV				Netherlands	Full	100,00%	99,99%
Artegy Limited				UK	Full	100,00%	99,99%
Artegy SAS				France	Full	100,00%	99,99%
Arval Belgium				Belgium	Full	100,00%	99,99%
Arval BV (ex Arma Nederland)				Netherlands	Full	100,00%	99,99%
Arval Deutschland GmbH (ex Arval PHH Deutschland Gmbh)				Germany	Full	100,00%	99,99%
Arval ECL SAS				France	Full	100,00%	99,99%
Arval Limited				UK	Full	100,00%	99,99%
Arval Luxembourg				Luxembourg	Full	100,00%	99,99%
Arval Nederland		6		Netherlands			
Arval NV (ex Arma Belgique)				Belgium	Full	100,00%	99,99%
Arval PHH Buisiness Services Limited				UK	Full	100,00%	99,99%
Arval PHH Buisiness Solutions Limited				UK	Full	100,00%	99,99%
Arval PHH Holding SAS				France	Full	100,00%	99,99%
Arval PHH Holdings Limited				UK	Full	100,00%	99,99%
Arval PHH Holdings UK Limited				UK	Full	100,00%	99,99%
Arval PHH Limited				UK	Full	100,00%	99,99%
Arval Portugal				Portugal	Full	100,00%	99,99%
Arval Schweiz AG (ex Leasing Handels und Service AG)				Switzerland	Full	100,00%	99,99%
Arval Service Lease				France	Full	100,00%	99,99%
Arval Service Lease Espagne				Spain	Full	99,98%	99,97%
Arval Service Lease Italia				Italy	Full	100,00%	99,99%
Arval Service Lease Polska SP				Poland	Full	100,00%	99,99%
Arval Trading			2	France	Full	100,00%	99,99%
BNP Paribas Fleet Holdings Limited				UK	Full	100,00%	99,99%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Long term leasing with services (cont'd)							
Dialcard Fleet Services Limited				UK	Full	100.00%	99.99%
Dialcard Limited				UK	Full	100.00%	99.99%
Gestion et Location Holding				France	Full	99.99%	99.99%
Harpur Assets Limited	5			UK			
Harpur UK Limited				*UK*	*Full*	100.00%	99.99%
Overdrive Buisiness Solutions Limited				UK	Full	100.00%	99.99%
Overdrive Credit Card Limited				UK	Full	100.00%	99.99%
PHH Financial services Limited				UK	Full	100.00%	99.99%
PHH Holdings (1999) Limited				UK	Full	100.00%	99.99%
PHH Investment Services Limited				UK	Full	100.00%	99.99%
PHH Leasing (N°9) Limited				UK	Full	100.00%	99.99%
PHH Treasury Services Limited				UK	Full	100.00%	99.99%
PHH Truck Management Services Limited				UK	Full	100.00%	99.99%
Pointeuro Limited				UK	Full	100.00%	99.99%
The Harpur Group UK Limited				UK	Full	100.00%	99.99%
Emerging and overseas markets							
Banque International Commerce et Industrie Burkina Faso				Burkina Faso	Full	51.00%	51.00%
Banque International Commerce et Industrie Cote d'Ivoire				Ivory Coast	Full	67.49%	67.49%
Banque International Commerce et Industrie Gabon				Gabon	Full	46.67%	46.67%
Banque International Commerce et Industrie Senegal				Senegal	Full	54.11%	54.11%
Banque Malgache de l'Ocean Indien				Madagascar	Full	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie				Marocco	Full	65.04%	65.04%
Banque Marocaine du Commerce et de l'Industrie Leasing				Marocco	Full	72.03%	46.85%
Banque Marocaine du Commerce et de l'Industrie Offshore				Marocco	Full	100.00%	65.04%
Banque pour le Commerce et l'Industrie de la Mer Rouge				Djibouti	Full	51.00%	51.00%
BNP Intercontinentale - BNPI				France	Full	100.00%	100.00%
BNP Paribas BDDI Participations				*France*	*Full*	100.00%	100.00%
BNP Paribas Cyprus Limited				Cyprus	Full	100.00%	100.00%
BNP Paribas El Djazair				Algeria	Full	100.00%	100.00%
BNP Paribas Guadeloupe				France	Full	100.00%	100.00%
BNP Paribas Guyane				France	Full	100.00%	100.00%
BNP Paribas Le Caire				Egypt	Full	95.19%	95.19%
BNP Paribas Martinique				France	Full	100.00%	100.00%
BNP Paribas Nouvelle Caledonie				France	Full	100.00%	100.00%
BNP Paribas Réunion				France	Full	100.00%	100.00%
BNP Paribas Vostok Holdings			2	France	Full	100.00%	100.00%
Nanjing City Commercial Bank Corp Ltd			1	China	Equity	19.20%	19.20%
Sifida				Luxembourg	Full	100.00%	100.00%
Société Financière pour pays d'Outre Mer - SFOM	5			Switzerland			
Turk Ekonomi Bankasi Yatirimlar Anonim Sirketi (Groupe)	1			Turkey	Prop.	50.00%	50.00%
Union Bancaire pour le Commerce et l'Industrie				*Tunisia*	*Full*	50.00%	50.00%
Union Tunisienne de Leasing				Tunisia	Full	75.40%	37.70%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	*(12) Reconsolidation*

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
AMS							
Insurance							
Banque Financiere Cardif			6	France			
BNP Paribas Assurance				France	Full	100.00%	100.00%
Cardif Asset Management				France	Full	100.00%	100.00%
Cardif Assicurazioni SPA				Italy	Full	100.00%	100.00%
Cardif Assurance Vie Polska	2			Poland	Full	100.00%	100.00%
Cardif do Brasil Seguros				Brazil	Full	100.00%	100.00%
Cardif Leven				Belgium	Full	100.00%	100.00%
Cardif Levensverzekeringen NV				Netherlands	Full	100.00%	100.00%
Cardif Nederland Holding BV				Netherlands	Full	100.00%	100.00%
Cardif Retraite Assurance Vie			12	France	Full	100.00%	100.00%
Cardif RD				France	Full	100.00%	100.00%
Cardif SA				France	Full	100.00%	100.00%
Cardif Schadeverzekeringen NV				Netherlands	Full	100.00%	100.00%
Cardif Société Vie				France	Full	100.00%	100.00%
Centro Vita Assicurazioni				Italy	Prop.	49.00%	49.00%
Compagnie Bancaire Uk Fonds C				UK	Full	100.00%	100.00%
Compania de Seguros Vida SA			12	Chile	Full	100.00%	100.00%
Compania de Seguros Generales				Chile	Full	100.00%	100.00%
Cybele RE				France	Full	100.00%	100.00%
Darnell Limited				Ireland	Full	100.00%	100.00%
GIE BNP Paribas Assurance				France	Full	59.50%	59.50%
Investlife sa				Luxembourg	Full	100.00%	100.00%
Natio Assurance				France	Prop.	50.00%	50.00%
Natiovie		6		France			
Patrimoine Management & Associés			1	France	Full	70.00%	70.00%
Pinnacle Insurance PLC				UK	Full	100.00%	97.55%
Pinnacle Insurance Holding PLC				UK	Full	97.55%	97.55%
Pinnacle Insurance Management Services PLC				UK	Full	100.00%	97.55%
SCI BNP Paribas Pierre 2 (ex Natio Vie Pierre 2)				France	Full	100.00%	100.00%
SCI P. Demours				France	Full	100.00%	100.00%
SCI Asnieres 1				France	Full	100.00%	100.00%
SCI Beausejour				France	Full	100.00%	100.00%
SCI Boulevard Malesherbes				France	Full	100.00%	100.00%
SCI Boulogne Centre				France	Full	100.00%	100.00%
SCI Boulogne Nungesser				France	Full	100.00%	100.00%
SCI Cimaco				France	Full	100.00%	100.00%
SCI Corosa				France	Full	100.00%	100.00%
SCI Courbevoie				France	Full	100.00%	100.00%
SCI Defense Etoile				France	Full	100.00%	100.00%
SCI Le Chesnay 1				France	Full	100.00%	100.00%
SCI Defense Vendome				France	Full	100.00%	100.00%
SCI Etoile				France	Full	100.00%	100.00%
SCI Levallois 2				France	Full	100.00%	100.00%
SCI Montrouge 2				France	Full	100.00%	100.00%
SCI Montrouge 3				France	Full	100.00%	100.00%
SCI Moussorgski (ex Maisons 2)				France	Full	100.00%	100.00%
SCI Paris Centre				France	Full	100.00%	100.00%
SCI Place du Commerce				France	Full	100.00%	100.00%
SCI Residence Le Chatelard				France	Full	100.00%	100.00%
SCI Rue Abbe Carton				France	Full	100.00%	100.00%
SCI Rue Abbe Groult				France	Full	100.00%	100.00%
SCI Rue Cambronne				France	Full	100.00%	100.00%
SCI Rue Duranton				France	Full	100.00%	100.00%
SCI Rue Gutenberg				France	Full	100.00%	100.00%
SCI Rue Lauriston				France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Insurance (cont'd)							
SCI Maisons 1				France	Full	100.00%	100.00%
SCI Rue Mederic				France	Full	100.00%	100.00%
SCI Rue Vivienne				France	Full	100.00%	100.00%
SCI Rueil 1				France	Full	100.00%	100.00%
SCI Rueil Ariane				France	Full	100.00%	100.00%
SCI Saint Maurice 2				France	Full	100.00%	100.00%
SCI Square Foch				France	Full	100.00%	100.00%
SCI Surennes 2				France	Full	100.00%	100.00%
SCI Surennes 3				France	Full	100.00%	100.00%
Private Banking							
Bank von Ernst	1	6		France			
Bergues Finance Holding				Bahamas	Full	100.00%	99.99%
BNP Paribas Espana SA				Spain	Full	99.55%	99.55%
BNP Paribas Investment Services LLC				U.S.A.	Full	100.00%	100.00%
BNP Paribas Private Bank				France	Full	100.00%	100.00%
BNP Paribas Private Bank Monaco				France	Full	100.00%	99.99%
BNP Paribas Private Bank Switzerland			6	Switzerland			
Conseil Investissement				France	Full	100.00%	100.00%
Nachenius		1		Netherlands	Full	100.00%	100.00%
Société Monégasque de Banque Privée	1	6		France			
United European Bank Switzerland				Switzerland	Full	100.00%	99.99%
United European Bank Trust Nassau				Bahamas	Full	100.00%	99.99%
Online Brokerage							
B*Capital				France	Full	99.96%	99.96%
Cortal Consors France				France	Full	100.00%	100.00%
Cortal Consors Luxembourg	6			Luxembourg			
FundQuest (ex Cortal Consors Fund Management)				France	Full	100.00%	100.00%
Asset Management							
Cardif Gestion d'Actifs			12	France	Full	100.00%	100.00%
BNP PAM Group				France	Full	100.00%	100.00%
BNP Paribas Asset Management				France	Full	100.00%	100.00%
BNP Paribas Asset Management Brasil Limitada	2			Brazil	Full	100.00%	100.00%
BNP Paribas Asset Management Japan Limited	2		12	Japan	Full	100.00%	100.00%
BNP Paribas Asset Management Group Luxembourg				Luxembourg	Full	99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA	5			Italy			
BNP Paribas Asset Management UK Limited				UK	Full	100.00%	100.00%
BNP Paribas Fund Services France (ex BNP Paribas Asset Servicing SAS)	2			France	Full	100.00%	100.00%
BNP Paribas Epargne et Retraite Entreprise				France	Full	100.00%	100.00%
Fauchier Partners Management Limited (Groupe)	1			UK	Prop.	50.00%	50.00%
Fischer Francis Trees and Watts				U.S.A.	Equity	24.90%	81.59%
Fund Quest Incorporation				U.S.A.	Full	100.00%	100.00%
Securities services							
BNP Paribas Fund Services				Luxembourg	Full	100.00%	100.00%
BNP Paribas Fund Services Australasia Limited				Australia	Full	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited				Ireland	Full	100.00%	100.00%
BNP Paribas Fund Services Holdings				UK	Full	100.00%	100.00%
BNP Paribas Fund Services UK Limited				UK	Full	100.00%	100.00%
BNP Paribas Securities Services - BP2S				France	Full	100.00%	100.00%
BNP Paribas Securities Services International Holding SA				France	Full	100.00%	100.00%
Property services							
Asset Partenaires		1		France	Full	99.95%	96.72%
Atis Real Expertise				France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Property services (cont'd)							
Atisreal Auguste-Thouard				France	Full	95.84%	95.84%
Atisreal Auguste-Thouard Habitat Foncier				France	Full	99.98%	95.83%
Atisreal Belgium SA				Belgium	Full	100.00%	100.00%
Atisreal Benelux SA				Belgium	Full	100.00%	100.00%
Atisreal Consult				France	Full	100.00%	100.00%
Atisreal Consult GmbH				Germany	Full	100.00%	100.00%
Atisreal Espana SA				Spain	Full	100.00%	100.00%
Atisreal GmbH				Germany	Full	100.00%	100.00%
Atisreal Holding Belgium SA				Belgium	Full	100.00%	100.00%
Atisreal Holding France				France	Full	100.00%	100.00%
Atisreal Holding GmbH				Germany	Full	100.00%	100.00%
Atisreal International				France	Full	100.00%	100.00%
Atisreal Limited				UK	Full	98.77%	98.77%
Atisreal Luxembourg SA				Belgium	Full	100.00%	100.00%
Atisreal Management GmbH		6		Germany			
Atisreal Netherlands BV			5	Netherlands			
Atisreal Property Management GmbH				Germany	Full	100.00%	100.00%
Atisreal Property Management Services				Belgium	Full	100.00%	100.00%
Atisreal Proplan GmbH				Germany	Full	75.18%	75.18%
Atisreal Services				France	Full	100.00%	95.88%
Atisreal USA Inc.				U.S.A.	Full	100.00%	100.00%
Atisreal Weatheralls Investment Services Limited				UK	Full	100.00%	98.77%
Auguste-Thouard Fimorem		6		France			
Auguste-Thouard Residencial SL		6		Spain			
Banque Centrale de Données Immobilières		6		France			
BNP Paribas Immobilier				France	Full	100.00%	100.00%
BNP Paribas Participations Finance Immobilier				France	Full	100.00%	100.00%
BNP Paribas Immobilier Property Management				France	Full	100.00%	100.00%
BNP Paribas Real Estate Investment Management (ex Antin Vendôme)				France	Full	96.77%	96.77%
BSA Immobilier		1		France	Full	100.00%	100.00%
Chancery Lane Management Services Limited				UK	Full	100.00%	98.77%
Compagnie Tertaire			1	France	Full	100.00%	100.00%
F G Ingenierie et Promotion Immobilière				France	Full	100.00%	100.00%
Immobiliere des Bergues				France	Full	100.00%	100.00%
Meunier Promotion				France	Full	100.00%	100.00%
Partenaires Gerance Soprofinance		1		France	Full	99.94%	96.71%
SA Comadim				France	Full	100.00%	100.00%
SA Gerer				France	Full	100.00%	100.00%
SA Procodis				France	Full	100.00%	100.00%
SAS Astrim				France	Full	100.00%	100.00%
SAS Meunier Developpements				France	Full	100.00%	100.00%
SAS Meunier Habitat				France	Full	100.00%	100.00%
SAS Meunier Immobilières d'Entreprises				France	Full	100.00%	100.00%
SAS Meunier Mediterranee				France	Full	100.00%	100.00%
SAS Meunier Rhône Alpes				France	Full	100.00%	100.00%
Sinvim		6		France			
Sofiane		1		France	Full	100.00%	100.00%
SNC Cezanne	5			France			
SNC Comadim Residences Servives				France	Full	100.00%	100.00%
SNC Espaces Immobiliers				France	Full	100.00%	100.00%
SNC Lot 2 Porte d'Asnières				France	Full	100.00%	100.00%
SNC Matisse	4			France			
SNC Meunier Gestion				France	Full	100.00%	100.00%
Soprofinance		1		France	Full	100.00%	96.77%
Weatheralls Consultancy Services Limited				UK	Full	100.00%	98.77%

(A) Movements for 6 months to 30 June 2005
(B) Movements for 6 months to 31 December 2005
(C) Movements for 6 months to 30 June 2006

(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Corporate & Investment Banking							
FRANCE							
Austin Finance			2	France	Full	92,00%	3,00%
BNP Paribas Arbitrage				France	Full	100,00%	100,00%
BNP Paribas Equities France				France	Full	99,96%	99,96%
BNP Paribas Equity Strategies France				France	Full	100,00%	100,00%
BNP Paribas Peregrine Group				France	Full	100,00%	100,00%
BNP Paribas Stratégies Actions				France	Full	100,00%	100,00%
Capstar Partners Sas				France	Full	93,33%	93,33%
Paribas Dérivés Garantis Snc				France	Full	100,00%	100,00%
Parifergie				France	Full	100,00%	100,00%
Parilease				France	Full	100,00%	100,00%
Sas Esomet	2			*France*	*Full*	*100,00%*	*100,00%*
EUROPE							
BNP AK Dresdner Bank AS	4			Turkey			
BNP AK Dresdner Financial Kiralama	4			Turkey			
BNP Capital Finance ltd			5	Ireland			
BNP Factor				Portugal	Full	100,00%	100,00%
BNP Ireland Limited				Ireland	Full	100,00%	100,00%
BNP Paribas (Bulgaria) AD				Bulgaria	Full	100,00%	100,00%
BNP Paribas Bank (Hungaria) RT				Hungary	Full	100,00%	100,00%
BNP Paribas Bank (Polska) SA				Poland	Full	100,00%	100,00%
BNP Paribas Bank NV				Netherlands	Full	100,00%	100,00%
BNP Paribas Capital Investments Limited				UK	Full	100,00%	100,00%
BNP Paribas Capital Markets Group Limited				UK	Full	100,00%	100,00%
BNP Paribas Commodity Futures Limited				UK	Full	100,00%	100,00%
BNP Paribas E & B Limited				UK	Full	100,00%	100,00%
BNP Paribas Finance plc				UK	Full	100,00%	100,00%
BNP Paribas Fixed Assets Limited			5	UK			
BNP Paribas Luxembourg sa				Luxembourg	Full	100,00%	100,00%
BNP Paribas Net Limited				UK	Full	100,00%	100,00%
BNP Paribas Services			6	Switzerland			
BNP Paribas Sviluppo				Italy	Full	100,00%	100,00%
BNP Paribas Suisse SA				Switzerland	Full	99,99%	99,99%
BNP Paribas UK Holdings Limited				UK	Full	100,00%	100,00%
BNP Paribas UK Limited				UK	Full	100,00%	100,00%
BNP PUK Holding Limited				UK	Full	100,00%	100,00%
BNP Paribas ZAO				Russia	Full	100,00%	100,00%
Capstar Partners Limited				UK	Full	100,00%	93,00%
Dealremote Limited			5	UK			
Delta Reinsurance Limited				Ireland	Equity	100,00%	100,00%
ISIS Factor SPA				Italy	Full	100,00%	100,00%
Paribas Management Service Limited			5	UK			
Paribas Trust Luxembourg SA				Luxembourg	Full	100,00%	100,00%
Utexam Limited				Ireland	Full	100,00%	100,00%
AMERICAS							
BNP Andes				Perou	Full	100,00%	100,00%
BNP Paribas Asset Management Incorporated				U.S.A.	Full	100,00%	100,00%
BNP Paribas Brasil SA				*Brazil*	*Full*	100,00%	100,00%
BNP Paribas Brokerage Services Incorporated	6			U.S.A.			
BNP Paribas Canada				Canada	Full	100,00%	100,00%
BNP Paribas Capstar Partners Incorporated				U.S.A.	Full	100,00%	100,00%
BNP Paribas Commodities Futures Incorporated				U.S.A.	Full	100,00%	100,00%
BNP Paribas Leasing Corporation				U.S.A.	Full	100,00%	100,00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	*(11) Change of method - Equity method to proportionate method*
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
AMERICAS (cont'd)							
BNP Paribas North America Incorporated				U.S.A.	Full	100.00%	100.00%
BNP Paribas RCC Incorporation				U.S.A.	Full	100.00%	100.00%
BNP Paribas Securities Corporation				U.S.A.	Full	100.00%	93.00%
Capstar Partners LLC				U.S.A.	Full	93.00%	100.00%
Cooper Neff Advisors Incorporated				U.S.A.	Full	100.00%	100.00%
Cooper Neff Group Incorporated				U.S.A.	Full	100.00%	100.00%
French American Banking Corporation - F.A.B.C				U.S.A.	Full	100.00%	100.00%
Paribas North America				U.S.A.	Full	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA				Brazil	Full	100.00%	
ASIA - OCEANIA							100.00%
BNP Equities Asia Limited				Malaysia	Full	100.00%	100.00%
BNP Paribas (China) Limited				China	Full	100.00%	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Asia Equities Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Equities Hong Kong		12		Hong-Kong	Full	100.00%	100.00%
BNP Paribas Finance (Hong-Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Futures (Hong-Kong) Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas India Solutions Private Ltd			2	India	Full	100.00%	100.00%
BNP Paribas Pacific (Australia) Limited				Australia	Full	100.00%	100.00%
BNP Paribas Peregrine (Singapour) Limited				Singapour	Full	100.00%	100.00%
BNP Paribas Peregrine Capital Limited				Hong-Kong	Full	100.00%	
BNP Paribas Peregrine Securities (Thailande) Limited			4	Thailand			100.00%
BNP Paribas Peregrine Securities Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Limited				Singapour	Full	100.00%	100.00%
BNP Paribas Securities Korea Company Limited				South Korea	Full	100.00%	100.00%
BNP Paribas Securities (Taiwan) Co Limited	2			Taiwan	Full	100.00%	100.00%
BNP Paribas Peregrine Services Limited				Hong-Kong	Full	100.00%	100.00%
BNP Paribas Securities Limited				Hong-Kong	Full	100.00%	0.00%
Credit Agricole Indosuez Securities Limited		1	5	Japan		0.00%	99.99%
PT Bank BNP Paribas Indonésia				Indonesia	Full	100.00%	
PT BNP Lippo Utama Leasing	5			Indonesia			99.00%
PT BNP Paribas Peregrine				Indonesia	Full	99.00%	
Special Purpose Entities							
54 Lombard Street Investments Limited				UK	Full		
APAC Finance Limited		2		New Zeland	Full		
APAC Investments Limited		2		New Zeland	Full		
APAC NZ Holdings Limited (ex BNP Paribas (New Zealand) Finance Limited)				New Zeland	Full		
ARV International Limited	2			Cayman Islds	Full		
Altels Investment Limited	2			Cayman Islds	Full		
BNP Paribas Arbitrage Issuance BV				Netherlands	Full		
BNP Paribas Emissions und Handel. GmbH				Germany	Full		
BNP Paribas Finance Incorporated				U.S.A.	Full		
BNP Paribas New Zealand Limited			5	New Zeland			
BNP Paribas Principal Incorporated				U.S.A.	Full		
Bougainville BV				Netherlands	Full		
China Lucie Finance 1		2		France	Full		
China Lucie Finance 2		2		France	Full		
China Lucie Finance 3		2		France	Full		
China Samantha Finance 1	2			France	Full		
China Samantha Finance 2	2			France	Full		
China Samantha Finance 3	2			France	Full		
China Samantha Finance 4		2		France	Full		
China Samantha Finance 5		2		France	Full		
China Samantha Finance 6		2		France	Full		
China Samantha Finance 7		2		France	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Special Purpose Entities (cont'd)							
China Samantha Finance 8		2		France	Full		
China Samantha Finance 9		2		France	Full		
China Samantha Finance 10			2	France	Full		
Crisps Limited				Cayman Islds	Full		
Eliopée Limited		5		Jersey			
Epimetheus Investments Limited				Cayman Islds	Full		
Epsom Funding Limited		2		Cayman Islds	Full		
Euroliberté PLC				Ireland	Full		
European Hedged Equity Limited				Cayman Islds	Full		
Fidex PLC				UK	Full		
Financière Paris Haussmann			2	France	Full		
Financière Taitbout			2	France	Full		
Forsete Investments SA				Luxembourg	Full		
Global Guaranteed Cliquet Investment			5	Cayman Islds			
Global Guaranteed Equity Limited				Cayman Islds	Full		
Global Hedged Equity Investment Limited				Cayman Islds	Full		
Global Protected Alternative Investments Limited				Cayman Islds	Full		
Global Protected Equity Limited				Cayman Islds	Full		
Harewood Investments N°1 Limited				UK	Full		
Harewood Investments N°2 Limited	2			UK	Full		
Harewood Investments N°3 Limited	2			UK	Full		
Harewood Investments N°4 Limited	2			UK	Full		
Harewood Investments N°5 Limited	2			Cayman Islds	Full		
Harewood Investments N°6 Limited			2	UK	Full		
Henaross PTY Limited				Australia	Full		
Iliad Investments PLC	2			Cayman Islds	Full		
Joconde SA				Luxembourg	Full		
Laffitte Participation 2				France	Full		
Laffitte Participation 10		2		France	Full		
Laffitte Participation 12		2		France	Full		
Liquidity Trust	2			Cayman Islds	Full		
Lock-In Global equity Limited				Cayman Islds	Full		
Marc Finance Limited	2			Cayman Islds	Full		
Mexita Limited N° 2		5		Cayman Islds			
Mexita Limited N° 3			5	Cayman Islds			
Mexita Limited N° 4			5	Cayman Islds			
Mistral Investments SA				Luxembourg	Full		
Olan 2 Enterprises PLC			5	Ireland			
Optichamps	2			France	Full		
Paregof				France	Full		
Parritaye Property Pty Limited				Australia	Full		
Participations Opéra			2	France	Full		
Robin Flight Limited	2			Ireland	Full		
Royal Neuve I SA			2	Luxembourg	Full		
Singapore Emma Finance 1 SAS				France	Full		
Singapore Emma Finance 2 SAS				France	Full		
Sirocco Investments SA				Luxembourg	Full		
Snc Atargatis	2			France	Full		
Snc Méditerranéa	2			France	Full		
St Maarten CDO Limited	2			Cayman Islds	Full		
Starbird Funding Corporation		5		U.S.A.			
Sunny Funding Limited	2			Cayman Islds	Full		
Swalow Flight Limited	2			Ireland	Full		
Thésée Limited		5		Jersey			
Thunderbird Investments PLC	2			Ireland	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
OTHER BUSINESS UNITS							
Private Equity (BNP Paribas Capital)							
Banexi Société de Capital-Risque				France	Full	99.99%	99.99%
Carbonne Lorraine	4			France			
Claireville				Belgium	Full	100.00%	100.00%
Cobema				Belgium	Full	100.00%	100.00%
Cobepa Technology				Belgium	Full	100.00%	100.00%
Compagnie Benelux Paribas - COBEPA (Groupe)	4			Belgium			
Compagnie Financière Ottomane				Luxembourg	Full	96.62%	96.62%
Erbe				Belgium	Equity	47.01%	47.01%
Evialis			8	France	Equity	44.16%	44.16%
Gepeco				Belgium	Full	100.00%	100.00%
Paribas Participation Limitée				Canada	Full	100.00%	100.00%
Klépierre							
Akciova Spolocnost Arcol				Slovakia	Full	100.00%	50.06%
AMC			2	Czech Rep.	Full	100.00%	37.54%
Besloten Vennotschap Capucine BV				Netherlands	Full	100.00%	50.06%
Bestes			1	Czech Rep.	Full	100.00%	49.56%
Entertainment Plaza			1	Czech Rep.	Full	100.00%	50.06%
GIE Klepierre Services				France	Full	100.00%	43.92%
I G C SPA				Italy	Prop.	50.00%	25.03%
ICD SPA				Italy	Full	100.00%	42.55%
Klecar Italia SPA				Italy	Full	100.00%	41.55%
Klefin Italia SPA				Italy	Full	100.00%	50.06%
Klepierre Krakow Sp. Z.o.o		1		Poland	Full	100.00%	50.06%
Klepierre Novo			2	Czech Rep.	Full	100.00%	50.06%
Klépierre Poznan Sp. Z.o.o		1		Poland	Full	100.00%	50.06%
Klépierre Sadyba Sp. Z.o.o		1		Poland	Full	100.00%	50.06%
Krakow Plaza Sp. Z.o.o		1		Poland	Full	100.00%	50.06%
Plaza Center Management Poland Sp. z.o.o		1		Poland	Full	100.00%	37.79%
Ruda Slaska Plaza Sp. Z.o.o		1		Poland	Full	100.00%	50.06%
SA Brescia				France	Full	100.00%	50.06%
SA Cinéma de l'Esplanade				Belgium	Full	100.00%	50.06%
SA Coimbra				Belgium	Full	100.00%	50.06%
SA Delcis Cr				Czech Rep.	Full	100.00%	50.06%
SA Devimo Consult				Belgium	Equity	35.00%	13.14%
SA Duna Plaza				Hungary	Full	100.00%	50.06%
SA Finascente		1		Portugal	Prop.	50.00%	25.03%
SA Foncière de Louvain la Neuve				Belgium	Full	100.00%	50.06%
SA Galiera Parque Nascente				Portugal	Prop.	50.00%	25.03%
SA Gondobrico				Portugal	Prop.	50.00%	25.03%
SA Klecar Foncier Espana				Spain	Full	100.00%	41.55%
SA Klecar Foncier Iberica				Spain	Full	100.00%	41.55%
SA Klelou Immobiliare				Portugal	Full	100.00%	50.06%
SA Kleminho			2	Portugal	Full	100.00%	50.06%
SA Klenord Immobiliaria				Portugal	Full	100.00%	50.06%
SA Klepierre				France	Full	50.16%	50.06%
SA Klepierre Athinon AE				Greece	Full	100.00%	41.55%
SA Klépierre Foncier Makedonia				Greece	Full	100.00%	41.55%
SA Klepierre NEA Efkarpia AE				Greece	Full	100.00%	41.55%
SA Klepierre Peribola Patras AE				Greece	Full	100.00%	41.55%
SA Klepierre Portugal SGPS				Portugal	Full	100.00%	50.06%
SA Klepierre Vallecas				Spain	Full	100.00%	50.06%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Klépierre (cont'd)							
SA Klepierre Vinaza				Spain	Full	100.00%	50.06%
SA Kletel Immobiliaria				Portugal	Full	100.00%	50.06%
SA Place de l'acceuil		*1*		*Belgium*	*Full*	*100.00%*	*50.06%*
SA Poznan Plaza		1		Poland	Full	100.00%	50.06%
SA Sadyba Center		1		Poland	Full	100.00%	50.06%
SA Sogecaec				Portugal	Full	100.00%	37.54%
SARL Assago				Italy	Equity	100.00%	50.06%
SARL Collegno				Italy	Full	100.00%	50.06%
SARL Csepel 2002				Hungary	Full	100.00%	50.06%
SARL Debrecen 2002				Hungary	Full	100.00%	50.06%
SARL Effe Kappa				Italy	Prop.	50.00%	25.03%
SARL Galiera Commerciale Cavallino		1		Italy	Full	100.00%	50.06%
SARL Galiera Commerciale Klepierre	2			Italy	Full	100.00%	50.06%
SARL Galiera Commerciale Solbiate		1		Italy	Full	100.00%	50.06%
SARL Gyor 2002				Hungary	Full	100.00%	50.06%
SARL Immobiliare Magnolia				Italy	Full	100.00%	42.55%
SARL Kanizsa 2002				Hungary	Full	100.00%	50.06%
SARL Kaposvar 2002				Hungary	Full	100.00%	50.06%
SARL Klepierre Pologne		1		Poland	Full	100.00%	50.06%
SARL Miskolc 2002				Hungary	Full	100.00%	50.06%
SARL Novate				Italy	Full	100.00%	42.55%
SARL Nyiregyhaza Plaza				Hungary	Full	100.00%	50.06%
SARL P S G			7	Italy	Full	100.00%	37.54%
SARL Plaza Center Management				Hungary	Full	100.00%	37.54%
SARL Szeged Plaza				Hungary	Full	100.00%	50.06%
SARL Szolnok Plaza				Hungary	Full	100.00%	50.06%
SARL Uj Alba				Hungary	Full	100.00%	50.06%
SARL Zalaegerszeg Plaza				Hungary	Full	100.00%	50.06%
SAS 192 avenue Charles De Gaulle			6	France			
SAS 21 Kleber			6	France			
SAS 21 la Perouse			6	France			
SAS 43 Grenelle			6	France			
SAS 43 Kleber				France	Full	100.00%	50.06%
SAS 46 Notre-Dame des victoires			6	France			
SAS 5 Turin				France	Full	100.00%	50.06%
SAS Baudot Massy	6			France			
SAS Cande			6	France			
SAS CB Pierre				France	Full	100.00%	50.06%
SAS Cecobil				France	Prop.	50.00%	25.03%
SAS Cecoville				France	Full	100.00%	50.06%
SAS Centre Jaude Clermont				France	Full	100.00%	50.06%
SAS Concorde Puteaux			6	France			
SAS Doumer Caen			6	France			
SAS du 23 avenue Marignan			6	France			
SAS Espace Cordeliers				France	Prop.	50.00%	25.03%
SAS Espace Dumont D'Urville			6	France			
SAS Espace Kleber			6	France			
SAS Flandre			6	France			
SAS Holding Gondomar 1				France	Full	100.00%	50.06%
SAS Holding Gondomar 3				France	Full	100.00%	50.06%
SAS Issy Desmoulins			6	France			
SAS KLE 1 (ex SAS Klepierre Transactions)				France	Full	100.00%	50.06%
SAS Kleber Levallois			6	France			
SAS Klecar Participations Italie				France	Full	100.00%	41.55%
SAS Klemurs				France	Full	100.00%	50.06%
SAS Klepierre Finance				France	Full	100.00%	50.06%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	*(12) Reconsolidation*

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Klépierre (cont'd)							
SAS Klepierre Hongrie				France	Full	100.00%	50.06%
SAS Le Havre Capelet				France	Full	100.00%	50.06%
SAS Le Havre Tourneville				France	Full	100.00%	50.06%
SAS Leblanc Paris 15				France	Full	100.00%	50.06%
SAS LP7				France	Full	100.00%	50.06%
SAS Marseille Le Merlan			6	France			
SAS Melun Saint-Peres			6	France			
SAS Odysseum Place de France				France	Full	100.00%	35.04%
SAS Opale				France	Full	100.00%	50.06%
SAS Poitiers Alienor				France	Full	100.00%	50.06%
SAS Saint-Andre Pey berland			6	France			
SAS Soaval				France	Prop.	50.00%	18.77%
SAS Socoseine				France	Full	100.00%	46.93%
SAS Strasbourg La Vigie			6	France			
SAS Suffren Paris 15				France	Full	100.00%	50.06%
SAS Toulouse Mermoz	6			France			
SAS Tours Nationale			6	France			
SC Antin Vendome	5			France			
SC Centre Bourse				France	Full	100.00%	50.06%
SC Solorec				France	Full	80.00%	40.04%
SCI Aurora	6			France			
SCI Bassin Nord				France	Prop.	50.00%	25.03%
SCI Beausevran		1		France	Full	100.00%	41.55%
SCI Bègles Papin				France	Full	100.00%	50.06%
SCI Combault			2	France	Full	100.00%	50.06%
SCI La Plaine du Moulin à vent		2		France	Prop.	50.00%	25.03%
SCI Noble Cafetaria	6			France			
SCI Noble Galerie	6			France			
SCI Noble Restauration	6			France			
SCI Orengal	6			France			
SCI Secovalde				France	Full	100.00%	20.02%
SCI Tour Marcel Brot				France	Full	100.00%	50.06%
SCS Begles Arcins				France	Prop.	50.00%	25.03%
SCS Klecar Europe Sud				France	Full	100.00%	41.55%
SCS Ségécé				France	Full	90.00%	54.98%
Ségécé Hellas Réal Estate Management	2			Greece	Full	100.00%	37.55%
Seravalle SPA				Italy	Full	100.00%	50.06%
SL Centros Shopping Gestion				Italy	Full	100.00%	37.54%
SNC Angoumars		2		France	Full	100.00%	49.75%
SNC Fonciere Saint Germain				France	Full	100.00%	50.06%
SNC Galae				France	Full	100.00%	43.67%
SNC General Leclerc 11-11bis Levallois				France	Full	100.00%	50.06%
SNC Jardins des Princes				France	Full	100.00%	50.06%
SNC KC1				France	Full	100.00%	41.55%
SNC KC10				France	Full	100.00%	41.55%
SNC KC11				France	Full	100.00%	41.55%
SNC KC12				France	Full	100.00%	41.55%
SNC KC2				France	Full	100.00%	41.55%
SNC KC20				France	Full	100.00%	41.55%
SNC KC3				France	Full	100.00%	41.55%
SNC KC4				France	Full	100.00%	41.55%
SNC KC5				France	Full	100.00%	41.55%
SNC KC6				France	Full	100.00%	41.55%
SNC KC7				France	Full	100.00%	41.55%
SNC KC8				France	Full	100.00%	41.55%
SNC KC9				France	Full	100.00%	41.55%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Klépierre (cont'd)							
SNC Kleber la Perouse				France	Full	100.00%	50.06%
SNC Klecar France				France	Full	100.00%	41.55%
SNC Klegestion				France	Full	100.00%	50.06%
SNC Klepierre Conseil				France	Full	100.00%	50.06%
SNC Kletransactions				France	Full	100.00%	50.06%
SNC Le Barjac Victor				France	Full	100.00%	50.06%
SNC Le Havre Lafayette				France	Prop.	50.00%	25.03%
SNC Le Havre Vauban				France	Prop.	50.00%	25.03%
SNC Pasteur			12	France	Full	100.00%	50.06%
SNC SCOO (ex Sas Secmarne)				France	Full	100.00%	100.00%
SNC Ségécé Loisirs Transactions				France	Full	100.00%	37.55%
SNC Soccendre				France	Full	100.00%	37.67%
SNC Sodevac				France	Full	100.00%	50.06%
AMAC SRO			2	Slovakia	Full	100.00%	37.54%
SRO F M C Central europe				Czech Rep.	Full	100.00%	37.54%
SRO Klepierre CZ		1		Czech Rep.	Full	100.00%	50.06%
Property companies (property used in operations)							
Capefi				France	Full	100.00%	100.00%
Compagnie Immobiliere de France				France	Full	100.00%	100.00%
Ejesur				Spain	Full	100.00%	100.00%
SAS 5 Kleber				France	Full	100.00%	100.00%
SAS Foncière de la Compagnie Bancaire				France	Full	100.00%	100.00%
SCI Immobilière Marché Saint-Honoré				France	Full	100.00%	100.00%
SCI Rueil Caudron				France	Full	100.00%	99.98%
Société d'Etudes Immobilières de Constructions - Setic				France	Full	100.00%	100.00%
Investment companies and other subsidiaries							
Antin Participation 4				France	Full	100.00%	100.00%
Antin Participation 5				France	Full	100.00%	100.00%
Antin Participation 15			2	France	Full	100.00%	100.00%
BNP Paribas de Réassurance au Luxembourg				Luxembourg	Full	100.00%	100.00%
BNP Paribas Emergis				France	Full	100.00%	100.00%
BNP Paribas International BV				Netherlands	Full	100.00%	100.00%
BNP Paribas Partners for Innovation (Groupe)				France	Equity	50.00%	50.00%
BNP Paribas UK Treasury Limited				UK	Full	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer			6	France		0.00%	0.00%
Compagnie Bancaire Uk Fonds B				UK	Full	100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P				France	Full	100.00%	100.00%
Financière BNP Paribas				France	Full	100.00%	100.00%
Financière Marché Saint Honoré				France	Full	100.00%	100.00%
Finaxa		4		France			
GIE Groupement Auxiliaire et de Moyens - GAM				France	Full	100.00%	100.00%
Kle 65				France	Full	100.00%	100.00%
Kle 66			6	France		0.00%	0.00%
Luxpar-Ré				Luxembourg	Full	100.00%	100.00%
Omnium Gestion Developpement Immobilier				France	Full	100.00%	100.00%
Paribas International			6	France		0.00%	0.00%
Placement, Gestion, Finance Holding - Plagefin				Luxembourg	Full	99.99%	99.99%
Quatch			6	France		0.00%	0.00%
Sagip				Belgium	Full	100.00%	100.00%
Sas Klefinances				France	Full	100.00%	100.00%
SNC Bincofi	5			France			
Société Auxiliaire de Construction Immobilière - SACI				France	Full	100.00%	100.00%
Société Centrale d'Investissement				France	Full	100.00%	100.00%
Societe Française Auxiliaire - S.F.A.				France	Full	100.00%	100.00%

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Investment companies and other subsidiaries (cont'd)							
Société Jovacienne de Participations				France	Full	100.00%	100.00%
UCB Bail				France	Full	100.00%	100.00%
UCB Entreprises				France	Full	100.00%	100.00%
UCB Locabail immobilier				France	Full	100.00%	100.00%
Verner Investissements (Groupe)				France	Equity	46.70%	46.70%
Special Purpose Entities							
Antin Participation 7				France	Full		
Antin Participation 13				France	Full		
BNP Paribas Capital Trust LLC 1				U.S.A.	Full		
BNP Paribas Capital Trust LLC 2				U.S.A.	Full		
BNP Paribas Capital Trust LLC 3				U.S.A.	Full		
BNP Paribas Capital Trust LLC 4				U.S.A.	Full		
BNP Paribas Capital Trust LLC 5				U.S.A.	Full		
BNP Paribas Capital Trust LLC 6				U.S.A.	Full		
BNP Paribas US Medium Term Notes Program				U.S.A.	Full		
BNP Paribas US Structured Medium Term Notes LLC				U.S.A.	Full		
BNP US Funding LLC				U.S.A.	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

Name	(A)	(B)	(C)	Country	Method	Group voting interest (%)	Group ownership interrest (%)
Banca Nazionale del Lavoro			1	Italy	Full	97.10%	97.10%
Artigiancassa Spa			1	Italy	Full	73.86%	71.71%
Artigiansoa - Org. Di Attestazione Spa			1	Italy	Full	80.00%	57.37%
BNL Broker Assicurazioni Spa			1	Italy	Full	95.50%	92.73%
BNL Direct Services Spa			1	Italy	Full	100.00%	97.10%
BNL Edizioni Srl			1	Italy	Full	100.00%	97.10%
BNL Finance Spa			1	Italy	Full	100.00%	97.10%
BNL Fondi Immobiliari			1	Italy	Full	95.00%	92.24%
BNL Gestioni Sgr			1	Italy	Full	100.00%	97.10%
BNL International Investment SA			1	Luxembourg	Full	100.00%	97.10%
BNL International Luxembourg			1	Luxembourg	Full	100.00%	97.10%
BNL Multiservizi Spa			1	Italy	Full	100.00%	97.10%
BNL Partecipazioni Spa			1	Italy	Full	100.00%	97.10%
BNL Positivity Srl			1	Italy	Full	51.00%	49.52%
BNL Vita Spa			1	Italy	Equity	50.00%	48.55%
Cooperleasing Spa			1	Italy	Equity	50.00%	48.55%
Creaimpresa Spa			1	Italy	Full	76.90%	55.15%
Elep Spa			1	Italy	Equity	49.03%	27.04%
International Factors Italia spa - Ifitalia			1	Italy	Full	99.16%	96.28%
Lavoro Bank Ag Zurigo			1	Switzerland	Full	100.00%	97.10%
Locafit Spa			1	Italy	Full	100.00%	97.10%
Locatrice Italiana Spa			1	Italy	Full	100.00%	97.10%
Serfactoring Spa			1	Italy	Equity	27.00%	26.07%
Servizio Italia Spa			1	Italy	Full	100.00%	97.10%
Special Purpose Entities							
Vela ABS			1	Italy	Full		
Vela Home Srl			1	Italy	Full		
Vela Lease Srl			1	Italy	Full		
Vela Public Sector Srl			1	Italy	Full		

(A) Movements for 6 months to 30 June 2005	
(B) Movements for 6 months to 31 December 2005	
(C) Movements for 6 months to 30 June 2006	
(1) Acquisition	(7) Change of method - Proportionate method to full consolidation
(2) Entity newly incorporated or passi	(8) Change of method - Full consolidation to equity method
(3) First-time consolidation to comply	(9) Change of method - Equity method to full consolidation
(4) Disposal	(10) Change of method - Full consolidation to proportionate method
(5) Deconsolidation	(11) Change of method - Equity method to proportionate method
(6) Merger between consolidated enti	(12) Reconsolidation

4.c BUSINESS COMBINATIONS

Business combinations in the first half of 2006

Acquisition of Banca Nazionale del Lavoro (BNL)

On 3 February 2006, BNP Paribas announced that it had entered into several conditional agreements with 13 BNL shareholders, including Unipol, to acquire a 48% stake in BNL. On 5 April 2006, BNP Paribas held a 50.4% interest in BNL, and effectively obtained control of the company. BNP Paribas subsequently launched a public tender offer for the remaining shares held by minority shareholders. On 16 May 2006, BNP Paribas held a 97% stake in BNL further to the tender offer, largely exceeding the 91.5% threshold set by the Italian stock market regulator for a residual offer on outstanding shares. The residual offer for the outstanding shares ran from 30 June 2006 to 20 July 2006, at which date BNP Paribas held 99.14% of BNL. BNL's ordinary shares were delisted on 26 July 2006.

BNL is Italy's sixth largest bank in terms of deposit and loan volumes. Its network spans across the whole of the country, with 17,000 employees and around 800 branches and outlets located in all major Italian cities. BNL has 3 million private individual customers, 39,000 corporate clients, and 16,000 public-sector clients.

BNL is particularly active in specialised financing solutions such as factoring and leasing, and offers consumer credit, asset management services (EUR 26 billion in assets under management), private banking and life insurance solutions.

The cost of the 97.1% interest held by BNP in BNL at period-end amounted to EUR 8,795 million, and was paid in cash.

The BNP Paribas Group restated BNL's balance sheet prior to acquisition in order to bring BNL's accounting methods into line with those applied by the BNP Paribas Group and comply with the purchase accounting rules prescribed by IFRS (see note 1.b, "business combinations and measurement of goodwill").

These adjustments totalled EUR 618 million net of deferred taxes and relate primarily to the methods used to calculate impairment on individual loans or loan portfolios (negative impact of EUR 378 million), including the reclassification of loans more than 90 days past due as doubtful. The adjustments also concerned the valuation rules for market transactions, deferred taxes and intangible assets, mainly software (negative impact of EUR 262 million), the funding of employee benefits (negative impact of EUR 35 million), and the fair value of loans, securities and other assets, as well as liabilities (positive impact of EUR 57 million).

These adjustments reduced the Group share of BNL's equity at 31 March 2006 by the same amount, and gave rise to estimated residual goodwill of EUR 2,045 million at 5 April 2006, the date BNP Paribas obtained effective control of BNL.

In accordance with the accounting policies described in note 1.c, "Own equity instruments and own equity instrument derivatives", the difference between the acquisition cost and the Group's equity in BNL's net assets held by minority shareholders and acquired after the date of acquisition (i.e. between 5 April 2006 and 30 June 2006) is recorded as a deduction from retained earnings attributable to BNP Paribas shareholders in a provisionally amount of EUR 1,880 million at 30 June 2006.

As the analyses and expert valuations at fair value required for the initial measurement of assets, liabilities, off-balance sheet instruments and contingent liabilities have not yet been fully completed, the adjustments made may be modified within a period of twelve months after the acquisition date, in accordance with IFRS 3 paragraph 62.

BNP Paribas financed the BNL acquisition by means of (i) a EUR 5,567 million issue of shares with pre-emptive subscription rights for existing shareholders; (ii) a EUR 1,398 million issue of undated super subordinated notes; and (iii) its own funds. Details of these issues are provided in note 4.a, "Changes in share capital and earnings per share".

At 31 December 2005, BNL published the following financial data:

In millions of euros, under EU IFRS	31 Dec 2005
ASSETS	
Financial assets at fair value through profit or loss	7,651
Available-for-sale financial assets	1,179
Loans and receivables due from credit institutions	8,131
Loans and receivables due from customers	64,288
Tangible and intangible assets	2,558
Non-current assets held for sale	1,279
Other assets	4,004
TOTAL ASSETS	89,090
LIABILITIES	
Financial liabilities at fair value through profit or loss	6,207
Due to credit institutions	13,808
Due to customers	35,939
Debt securities	21,083
Non-current liabilities held for sale	1,180
Other liabilities	5,846
TOTAL LIABILITIES	84,063
SHAREHOLDERS' EQUITY	
Shareholders' equity	4,987
Minority interests	40
Total consolidated equity	**5,027**
TOTAL LIABILITIES AND EQUITY	89,090

In millions of euros, under EU IFRS	Year to 31 Dec 2005
Net interest income	1,674
Net commissions	1,018
Other banking income	185
Net Interest and other banking income	**2,877**
Net value adjustments for impairment of loans and receivables and of other financial assets	(111)
Net result of financial activities	**2,766**
Operating costs	(1,942)
Other results from continuing operations	22
Profit before tax from continuing operations	**846**
Tax for the period from continuing operations	(353)
Profit after tax from continuing operations	**493**
Net profit after tax of non-current assets held for sale	40
Net income	**533**
Net income attributable to minority interests	1
Net income attributable to equity holders	**532**

The BNL sub-group was fully consolidated with effect from the acquisition date and in first-half 2006 contributed EUR 139 million to net income and EUR 96 million to net income attributable to equity holders. The BNL acquisition led to a net cash outflow of EUR 14,279 million for the BNP Paribas Group.

Additional disclosures regarding Ukrsibbank

On 18 April 2006, BNP Paribas acquired 51% of Ukrsibbank for USD 347 million (EUR 281 million). Existing shareholders of Ukrsibbank signed a long-term agreement with BNP Paribas and will retain a 49% interest in the Ukranian entity.
Ukrsibbank is engaged in retail banking, consumer credit and corporate & investment banking. It is Ukraine's fourth-largest bank in terms of assets and one of the leading retail and corporate & investment banks. Ukrsibbank has a network of 830 branches and outlets, employing close to 9,500 people. At 31 December 2005, it had total assets of EUR 1.8 billion, EUR 1.3 billion in loans and EUR 0.9 billion in deposits. The Group's business expanded significantly in 2006.

Ukrsibbank will be fully consolidated into the BNP Paribas Group's accounts as soon as the action plan is completed enabling it to produce financial data in compliance with Group reporting standards, and by 31 December 2006 at the latest.

Business combinations in the first half of 2005

Acquisition of TEB Mali (International Retail Banking and Financial Services)

In February 2005, BNP Paribas acquired a 50% interest in the holding company TEB Mali, which owns 84.25% of the Turkish bank Turk Ekonomi Bankasi (TEB). The Colakoglu group retained a 50% interest in TEB Mali.

TEB is a mid-sized universal bank which, via its subsidiaries, offers corporate and retail customers a full range of financial services and products including export financing, leasing, factoring, consumer credit, deposit-taking, treasury and asset management, insurance, investment banking and brokerage. On the acquisition date, TEB had a network of 85 branches and also owned two banks outside Turkey.

The assets and liabilities of TEB Mali, recognised at fair value as of the acquisition date, mainly comprised:

- Assets: customer loans of EUR 1,476 million (BNP Paribas share : EUR 738 million) ;
- Liabilities: customer deposits of EUR 1,781 million (BNP Paribas share : EUR 891 million).

The acquisition price was USD 252 million, or an equivalent value of EUR 198 million at the acquisition date. A price adjustment contingent on the future profitability of TEB, payable at the start of 2008, was agreed by the parties. Acquisition costs of EUR 6 million were incurred. Goodwill on this acquisition was provisionally measured at an equivalent value of EUR 121 million at 31 December 2005, and was recognised as an asset in the balance sheet. The value of this goodwill is supported by the highly favourable growth prospects of TEB. In addition, the acquisition by BNP Paribas of an interest in the TEB Group's holding company provides an opportunity to forge many operational alliances in a wide variety of fields such as export financing and commodities, consumer credit, mortgage lending, leasing and retail banking, thereby enhancing the TEB group's expertise and product range.

TEB Mali has been consolidated with effect from the acquisition date, and contributed EUR 28 million to consolidated net income for the year ended 31 December 2005. The acquisition generated a net cash inflow of EUR 42 million for the BNP Paribas Group.


BNP PARIBAS


RECEIVED
2006 SEP 12 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RESULTS AS AT 30 JUNE 2006

PRESS RELEASE

2 August 2006


BNP PARIBAS

Paris, 2 August 2006

RESULTS AS AT 30 JUNE 2006

YET ANOTHER QUARTER OF VERY STRONG GROWTH

- REVENUES — €7,245mn (+ 40.1 % / 2Q05)
  - Retail Banking (excl. BNL) — + 18.7 %
  - Asset Management and Services — + 25.3 %
  - Corporate and Investment Banking — + 21.9 %
- OPERATING INCOME — €2,836mn (+ 51.9 % / 2Q05)
- NET INCOME, GROUP SHARE — €1,901mn (+ 30.6 % / 2Q05)

BNL: A NEW VALUE CREATION LEVER FOR THE GROUP

- FIRST QUARTERLY CONTRIBUTION
  - REVENUES — €757mn
  - Pre-tax income — €214mn
- AN ACQUISITION COMPLETED IN RECORD TIME
- AN INDUSTRIAL PROJECT WELL UNDER WAY

SHARP RISE IN HALF-YEAR PROFITABILITY

- HALF-YEAR EPS — €4.4 (+ 15.5 %)
- ANNUALISED AFTER-TAX ROE — 22.2 % (+ 0.4 pt)

The Board of Directors of BNP Paribas met on August 1, 2006. It was chaired by Michel Pébereau and it examined the group's second quarter results and the first half financial statements.

YET ANOTHER QUARTER OF VERY STRONG GROWTH.

In the second quarter the quarterly revenues of BNP Paribas jumped by a record 40.1% to €7,245mn. Operating expenses (€4,288mn) rose 34.2 %, thereby generating an exceptionally favourable 5.9 point jaws effect. As cost of risk remained very low at €121mn (+ 11.0 %), i.e. 0.11 % of the group's risk weighted assets, gross operating income (€2,957mn) and operating income (€2,836mn) both increased approximately 50%.

Net income, group share, reached €1,901mn, up 30.6 %.

For the very first time, these results include the contribution of BNL: €757mn in revenues against €470mn in operating expenses and €214mn in pre-tax income.

At constant scope and exchange rates and excluding BNP Paribas Capital ([1]), revenues increased by 19.7 %, operating expenses by 14.4 % (positive 5.3 point jaws effect) and operating income by 35.6 %.

This very sharp rise in results at constant scope and exchange rates excluding BNP Paribas Capital stems from excellent performance in all the group's core businesses.

In the first half of the year, net income, group share (including BNL for one quarter only) amounted to €3,914mn (+ 23.2 %), i.e. €4.4 (+ 15.5 %) in net half-year EPS. Annualised after-tax return on equity was 22.2 %, up 0.4 points from the first half of 2005.

VERY SIGNIFICANT GROWTH IN ALL CORE BUSINESSES.

1 – Retail Banking: strong organic growth furthered by acquisitions.

French Retail Banking (FRB)

Revenues from the French network([2]) (€1,499mn) rose 11.2 % from the second quarter of 2005. Fees increased 10.9 %, namely on the strength of rising fees from financial savings (22.4 %). The greater volatility generated by IFRS in interest margin, mainly due to the PEL/CEL (Home Savings Plans and Accounts) provision, led to a sharp upswing in the second quarter: + 11.5 % from the second quarter of 2005. Excluding that effect, interest margin increased by 2.3% and revenues by 5.8%.

In the second half of the year, the contribution of the PEL/CEL provision to revenues should be smaller than in the first half and the rise in regulated rates shall impact interest margin. Revenues are thus expected to increase 6.5% on average for the full year.

Efficient control of operating expenses (+ 4.2 %) afforded a 62.7% cost/income ratio (-4.2 points). Cost of risk dropped sharply (- 26.2 %) and operating income jumped 30.7% from the second quarter of 2005. Following allocation of one third of French private banking to AMS, quarterly pre-tax income of French Retail Banking rose 30.4 % to €498mn from the second quarter of 2005.

[1]) In compliance with IFRS, capital gains from non-consolidated - namely private equity – stakes are included in revenues. Since the capital gains generated by BNP Paribas Capital can vary widely from one quarter to the next, it is relevant to consider changes in revenues and gross operating income excluding BNP Paribas Capital.

[2]) Including 100 % of private banking in France.

FRB's sales performance remained very good:

- the growth in the number of **individual** cheque and deposit accounts picked up speed: + 80,000 in the first half, as against + 74,000 in the first half of 2005. In the second quarter, mortgage loans outstandings increased by 18.0% and consumer loans by 7.1% versus the same period in 2005. Gross financial savings inflows remained particularly substantial in the second quarter (+ 28.9 % against the second quarter of 2005), thereby bolstering significant growth in life insurance as well as medium and long-term mutual fund outstandings (+ 12.7 % and + 11.7 % over the year, respectively);

- cross-selling of value-added products and services to **corporate clients** continued to surge and structured finance is increasingly used by SMEs, as they appreciate the group's expertise in this field.

Over the first half of the year, pre-tax return on equity allocated to French Retail Banking reached 37% (+ 6 points against the first half of 2005).

International Retail Banking and Financial Services (IRFS)

IRFS is one of the group's growth engines. From the second quarter of 2005, revenues increased 25.8 % to €1,795mn on the strength of significant organic growth (+ 7.5 % at constant scope and exchange rates) and acquisitions made in 2005, namely Commercial Federal in the United States and the joint control of Cofinoga. Strong organic growth also entailed a rapid uplift in operating expenses (+ 27.4 %, i.e. + 8.6 % at constant scope and exchange rates). Gross operating income rose 23.8 % to €790mn (+ 6.1 % at constant scope and exchange rates).

Cost of risk remained nearly stable at a very low level at constant scope and exchange rates (+ 3.2 %). Due to a broader scope it amounted to €172mn (+ 47.0 %). Pre-tax income reached €641mn, up 14.3 %.

BancWest's business was good in a situation where unfavourable rate changes still impacted the intermediation margin. The Profit & Loss account posted the first synergies generated by the integration of Commercial Federal and a cost of risk that remained low. BancWest's pre-tax quarterly income amounted to €263mn (+ 11.4 % i.e. + 0.3 % at constant scope and exchange rates).

Cetelem continued to grow briskly: revenues increased 11.8 % at constant scope and exchange rates, with + 5.3 % in France and + 20.7 % outside France. The rise in costs (+ 15.2 % at constant scope and exchange rates) includes a €6mn provision for the French sales streamlining plan announced in May. With the contribution of Cofinoga, Cetelem's pre-tax quarterly income amounted to €173mn (+ 15.3 %).

Arval, BNP Paribas Lease Group and **UCB** stayed on their growth path with good profitability levels. The pre-tax quarterly income of the three businesses combined amounted €134mn, up 19.6 %.

On **emerging markets**, commercial development programmes and branch openings in the Mediterranean region, in the Gulf and in Turkey are making great strides forward. The first results are already clearly showing up, with revenues rising 18.5% at constant scope and exchange rates. The sustained positive jaws effect – in excess of two points - and the low cost of risk generated €71mn in pre-tax quarterly income (+ 12.7 %).

Over the first half of the year, the pre-tax return on equity allocated to IRFS - which increased from €5.4 to 6.9bn – reached 38 % (- 1 point against the first half of 2005).

2 – Asset Management and Services (AMS): very strong growth in all businesses.

AMS revenues jumped 25.3 % as against the second quarter of 2005, to €1,105mn. Every business recorded very substantial growth in revenues: + 22.6 % in wealth and asset management; + 29.2 % in insurance; + 26.3 % in securities services. AMS thus confirms its role as one of the group's growth drivers.

Against a strong momentum of organic growth, operating expenses rose significantly (+ 20.5 % to €670mn) nevertheless generating a positive jaws effect of nearly 5 points with respect to growth in revenues. Gross operating income rose very sharply (+ 33.4 %) to €435mn. Pre-tax income (€436mn) increased by a significant 16.3%.

Assets managed by AMS businesses totalled €454bn as at 30 June, 2006, up nearly 18% from 30 June, 2005. This major upswing was namely fuelled by **record net asset inflows** in the first half of 2006: €22.3bn, i.e. over 10% annualised as a percentage of assets under management.

Wealth and Asset Management recorded significant revenue growth bolstered by strong sales.

Insurance continued to grow fast, both in France with a high proportion (43.1 %) of unit-linked products in gross asset inflows and outside France with savings and credit protection insurance products.

Securities Services experienced sustained commercial growth, in overall custody (+ 20 % against the same period last year, to €3,250bn) as well as in assets under administration (+ 17 % against the same period last year, to €512bn).

Over the first half of the year, the pre-tax return on equity allocated to AMS reached 38% (+ 2 points against the first half of 2005).

3 – Corporate and Investment Banking (CIB) : excellent performance in investment banking.

Corporate and Investment Banking generated €1,912mn in revenues, up 21.9% from the the second quarter of 2005.

Operating expenses rose 27.5% against the same period last year, as a result of the variable portion of executive compensation stemming from excellent results in market-related businesses. Gross operating income increased 14.3 % to €759mn. The cost/income ratio of CIB reached 60.3 %, among the best performance levels in the world in this industry.

Once again, provision write-backs exceeded new provisions needed (by €123mn, against €50mn in the second quarter of 2005), which remained at low levels.
CIB's pre-tax income thus rose 23.4% to €912mn.

Advisory and Capital Markets recorded a very sharp rise in revenues (+ 47.4 %) from the second quarter of 2005. Equity derivatives recorded significant organic growth - namely outside Europe - with revenues doubling over the year. Increased volatility at the beginning of the quarter led to a surge in volume requested by clients. Revenues from the fixed income business increased 27% from the second quarter of 2005, boosted by fast-growing flow product operations, namely short and long-term interest rate swaps. BNP Paribas received the « Best Global Structured Product House » ([3]) award and the group ranked #5 in Europe for mergers and acquisitions ([4]) in the first half of 2006.

---

[3]) « Best Global Structured Product House » *Euromoney,* July 2006.
[4]) *Thomson Financial. Deals announced.*

Financing Businesses recorded a 9.7% drop in revenues from the very high second quarter of 2005. As much as revenues continued to grow in Energy and Commodities, other businesses were impacted by lower margin levels. Moreover, CIB has gradually ramped up credit protection since the third quarter of 2005 at a historically low cost, with a view to shrinking the capital allocated to plain vanilla loans and reallocating it to market-related businesses and specialised finance. Credit protection cost has impacted growth in revenues.

Over the first half of the year, the pre-tax return on equity allocated to CIB increased sharply to 42% (+ 9 points against the first half 2005), namely because of the stabilisation of risk weighted assets since the beginning of 2006.

BNL: a major additional value creation lever for the group

The contribution of BNL to the results of the second quarter of 2006 has been stated in compliance with the accounting standards and methods in force at BNP Paribas. It amounted to €757mn in revenues, €470mn in operating expenses and €64mn in cost of risk, thereby generating €214mn in pre-tax income. Since this is the very first time BNL is integrated in the group, there are no comparable figures in 2005.

Comparing BNL's performance with that of the second quarter of 2005 requires referring to the results published by BNL, using a constant method and excluding the effect of accounting harmonisation with BNP Paribas.

Quarterly revenues thus show a 6.5% lift against the second quarter of 2005. Excluding exceptional items recorded in the second quarter of 2006, revenues grew 2.6%. Operating expenses dropped 3.0% against the second quarter of 2005, where there were exceptional expense items. Excluding such items, operating expenses rose 1%, thereby producing a positive 1.6 point jaws effect with respect to the increase in revenues. Since the cost of risk and gross outstanding doubtful commitments dropped from 30 June 2005 to 30 June 2006, operating income jumped sharply: + 36.6 % (i.e. + 10.4 % excluding exceptional revenues and the aforementioned effect on operating expenses).

The acquisition of BNL has been accomplished in record time: the ordinary shares were delisted on 26 July, i.e. less than six months after the acquisition project was initially announced. BNP Paribas now holds over 99% of the shares and the squeeze-out procedure is in progress.

The managerial process was initiated just as swiftly following the election of the new Board of Directors at the AGM held on 28 April. Jean-Laurent Bonnafé, who sits on the Executive Committee of BNP Paribas and heads French Retail Banking has been nominated as Managing Director of BNL, the top and second-tier executives have been appointed, 40 working groups have set the course for the industrial project and the target organisation and the top 500 BNL executives met at the end July in 4 conventions to share this vision.

BNL's organisation will be integrated into the group's businesses – as is the case for the French network – so as to give rise to the second domestic market in Europe for BNP Paribas. With a new logo that draws on the brand system of BNP Paribas, BNL will blaze a path to new individual customers and become the benchmark for corporate clients in Italy. BNP Paribas BNL is in a vantage position to become the leader in corporate and investment banking in Italy. These major changes call for a new, streamlined and segmented sales organisation, the modernisation of the network of branches and an extension of the product range based on the group's know-how and international network. This industrial project –which is nearing completion – will be presented in detail in December. The first development initiatives will be rolled out in the fall of 2006.

Out of a total of approximately €800mn in balance sheet adjustments before tax still expected, €618mn have already been booked as at 30 June, 2006. The largest portion - €378mn – stems from improved credit risk coverage. Some specific provisions proved necessary but first and foremost, the enforcement of BNP Paribas methods has called for provisioning 90-day past due

amounts as doubtful commitments (vs. 180 days, as generally accepted in Italy) and increasing the provisioning of performing loans on a portfolio basis.

The working groups confirmed the evaluation of restructuring costs (€450mn) and cost synergies (€250mn). The assessment of revenue synergies is still in progress but it already shows that they will exceed the amount initially announced (€150mn, net of additional costs).



With BNL's contribution, BNP Paribas is more than ever a powerful and rapidly expanding financial services platform. The group is maintaining its stringent lending policies while increasingly adopting new risk management techniques. Moving forward, it will focus on integrating BNL and fostering organic growth while selectively pursuing its acquisition policy.

◆
◆ ◆

Commenting on the results, BNP Paribas Chief Executive Officer Baudouin Prot said: « The group made a decisive step on its growth path in the first half of 2006. It is building a powerful and balanced platform firmly based on retail banking. It is well positioned to make the most of developments on its markets ».

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05
Revenues	7,245	5,171	+40.1%	6,817	+6.3%	14,062	10,774
Operating Expenses and Dep.	-4,288	-3,195	+34.2%	-3,862	+11.0%	-8,150	-6,338
Gross Operating Income	**2,957**	**1,976**	**+49.6%**	**2,955**	**+0.1%**	**5,912**	**4,436**
Provisions	-121	-109	+11.0%	-116	+4.3%	-237	-212
Operating Income	**2,836**	**1,867**	**+51.9%**	**2,839**	**-0.1%**	**5,675**	**4,224**
Associated Companies	59	103	-42.7%	62	-4.8%	121	176
Other Non Operating Items	-2	103	n.s.	35	n.s.	33	116
Non Operating Items	**57**	**206**	**-72.3%**	**97**	**-41.2%**	**154**	**292**
Pre-Tax Income	**2,893**	**2,073**	**+39.6%**	**2,936**	**-1.5%**	**5,829**	**4,516**
Tax Expense	-837	-533	+57.0%	-806	+3.8%	-1,643	-1,152
Minority Interests	-155	-84	+84.5%	-117	+32.5%	-272	-188
Net Income, Group Share	**1,901**	**1,456**	**+30.6%**	**2,013**	**-5.6%**	**3,914**	**3,176**
Cost / Income	59.2%	61.8%	-2.6 pt	56.7%	+2.5 pt	58.0%	58.8%
Cost / Income without BNP Paribas Capital	59.8%	62.0%	-2.2 pt	57.4%	+2.4 pt		

Excluding BNP Paribas Capital and at constant scope and exchange rates / 2Q05:
- *Revenues +19.7%*
- *Op. exp. and dep. +14.4%*
- *GOI +28.3%*
- *Provisions -92.2%*
- *Operating income +35.6%*
- *Pre-tax income +32.7%*

A POWERFUL AND BALANCED PLATFORM FIRMLY BASED ON RETAIL BANKING (57% OF REVENUES)


NBI
+40.1%
5.2
7.2
in €bn
2Q05
2Q06
NBI 2Q06
BNL 11%
Corporate and Investment Banking 27%
French Retail Banking 21%
Asset Management and Services 16%
International Retail Banking and Financial Services 25%

2ND QUARTER 2006 CORE BUSINESSES RESULTS

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**1,444**	**1,795**	**757**	**1,105**	**1,912**	**83**	**149**	**7,245**
Change/2Q05	+10.9%	+25.8%		+25.3%	+21.9%	x 3.5	n.s.	+40.1%
Change/1Q06	+0.0%	+1.6%		+6.4%	-16.2%	-15.3%	-20.7%	+6.3%
Operating Expenses and Dep.	-915	-1,005	-470	-670	-1,153	-2	-73	-4,288
Change/2Q05	+4.2%	+27.4%		+20.5%	+27.5%	-60.0%	+15.9%	+34.2%
Change/1Q06	+1.4%	+0.9%		+4.4%	-7.3%	-50.0%	-1.4%	+11.0%
Gross Operating Income	**529**	**790**	**287**	**435**	**759**	**81**	**76**	**2,957**
Change/2Q05	+24.8%	+23.8%		+33.4%	+14.3%	x 4.3	n.s.	+49.6%
Change/1Q06	-2.4%	+2.6%		+9.6%	-26.9%	-13.8%	-33.3%	+0.1%
Provisions	-31	-172	-64	0	123	-1	24	-121
Change/2Q05	-26.2%	+47.0%		n.s.	n.s.	+0.0%	n.s.	+11.0%
Change/1Q06	+0.0%	+12.4%		n.s.	n.s.	n.s.	n.s.	+4.3%
Operating Income	**498**	**618**	**223**	**435**	**882**	**80**	**100**	**2,836**
Change/2Q05	+30.4%	+18.6%		+35.1%	+23.5%	x 4.4	n.s.	+51.9%
Change/1Q06	-2.5%	+0.2%		+7.7%	-16.5%	-19.2%	-34.2%	-0.1%
Associated Companies	0	23	9	0	1	9	17	59
Other Non Operating Items	0	0	-18	1	29	0	-14	-2
Pre-Tax Income	**498**	**641**	**214**	**436**	**912**	**89**	**103**	**2,893**
Change/2Q05	+30.4%	+14.3%		+16.3%	+23.4%	+25.4%	n.s.	+39.6%
Change/1Q06	-2.5%	-5.0%		+8.7%	-14.3%	-29.4%	-35.2%	-1.5%

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**1,444**	**1,795**	**757**	**1,105**	**1,912**	**83**	**149**	**7,245**
2Q05	1,302	1,427		882	1,568	24	-32	5,171
1Q06	1,444	1,766		1,039	2,282	98	188	6,817
Operating Expenses and Dep.	-915	-1,005	-470	-670	-1,153	-2	-73	-4,288
2Q05	-878	-789		-556	-904	-5	-63	-3,195
1Q06	-902	-996		-642	-1,244	-4	-74	-3,862
Gross Operating Income	**529**	**790**	**287**	**435**	**759**	**81**	**76**	**2,957**
2Q05	424	638		326	664	19	-95	1,976
1Q06	542	770		397	1,038	94	114	2,955
Provisions	-31	-172	-64	0	123	-1	24	-121
2Q05	-42	-117		-4	50	-1	5	-109
1Q06	-31	-153		7	18	5	38	-116
Operating Income	**498**	**618**	**223**	**435**	**882**	**80**	**100**	**2,836**
2Q05	382	521		322	714	18	-90	1,867
1Q06	511	617		404	1,056	99	152	2,839
Associated Companies	0	23	9	0	1	9	17	59
2Q05	0	37		0	-1	2	65	103
1Q06	0	20		-1	1	27	15	62
Other Non Operating Items	0	0	-18	1	29	0	-14	-2
2Q05	0	3		53	26	51	-30	103
1Q06	0	38		-2	7	0	-8	35
Pre-Tax Income	**498**	**641**	**214**	**436**	**912**	**89**	**103**	**2,893**
2Q05	382	561		375	739	71	-55	2,073
1Q06	511	675		401	1,064	126	159	2,936
Minority Interests								-155
Tax Expense								-837
Net Income, Group Share								**1,901**

1ST HALF YEAR CORE BUSINESSES RESULTS

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**2,888**	**3,561**	**757**	**2,144**	**4,194**	**181**	**337**	**14,062**
Change/1H05	+10.8%	+28.2%		+26.5%	+33.8%	-52.5%	+88.3%	+30.5%
Operating Expenses and Dep.	-1,817	-2,001	-470	-1,312	-2,397	-6	-147	-8,150
Change/1H05	+3.8%	+29.2%		+20.1%	+31.9%	-45.5%	+23.5%	+28.6%
Gross Operating Income	**1,071**	**1,560**	**287**	**832**	**1,797**	**175**	**190**	**5,912**
Change/1H05	+25.0%	+26.9%		+38.0%	+36.4%	-52.7%	x3.2	+33.3%
Provisions	-62	-325	-64	7	141	4	62	-237
Change/1H05	-27.9%	+30.0%		n.s.	+45.4%	n.s.	+77.1%	+11.8%
Operating Income	**1,009**	**1,235**	**223**	**839**	**1,938**	**179**	**252**	**5,675**
Change/1H05	+30.9%	+26.1%		+40.8%	+37.1%	-51.5%	x2.7	+34.4%
Associated Companies	0	43	9	-1	2	36	32	121
Other Non Operating Items	0	38	-18	-1	36	0	-22	33
Pre-Tax Income	**1,009**	**1,316**	**214**	**837**	**1,976**	**215**	**262**	**5,829**
Change/1H05	+30.9%	+25.7%		+28.8%	+35.8%	-52.0%	+80.7%	+29.1%
Minority Interests								-272
Tax Expense								-1,643
Net Income, Group Share								**3,914**
Annualised ROE after Tax								22.2%

FRENCH RETAIL BANKING

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**1,499**	**1,348**	**+11.2%**	**1,504**	**-0.3%**	**3,003**	**2,698**	**+11.3%**
Incl. Interest Margin	*876*	*786*	*+11.5%*	*866*	*+1.2%*	*1,742*	*1,571*	*+10.9%*
Incl. Commissions	*623*	*562*	*+10.9%*	*638*	*-2.4%*	*1,261*	*1,127*	*+11.9%*
Operating Expenses and Dep.	-940	-902	+4.2%	-927	+1.4%	-1,867	-1,797	+3.9%
Gross Operating Income	**559**	**446**	**+25.3%**	**577**	**-3.1%**	**1,136**	**901**	**+26.1%**
Provisions	-31	-42	-26.2%	-31	+0.0%	-62	-86	-27.9%
Operating Income	**528**	**404**	**+30.7%**	**546**	**-3.3%**	**1,074**	**815**	**+31.8%**
Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**528**	**404**	**+30.7%**	**546**	**-3.3%**	**1,074**	**815**	**+31.8%**
Income Attributable to AMS	-30	-22	+36.4%	-35	-14.3%	-65	-44	+47.7%
Pre-Tax Income of French Retail Bkg	**498**	**382**	**+30.4%**	**511**	**-2.5%**	**1,009**	**771**	**+30.9%**
Cost / Income	62.7%	66.9%	-4.2 pt	61.6%	+1.1 pt	62.2%	66.6%	-4.4 pt
Allocated Equity (Ebn)						5.5	5.0	+9.9%
Pre-Tax ROE						37%	31%	+6 pt

Including 100% of French Private Banking from revenues to pre-tax income items

- Revenues up 5.8% / 2Q05 excluding IFRS-related volatility
  - Fees on investment funds and transactions up sharply: +22.4% / 2Q05
  - Fees on other banking transactions: +4.6% / 2Q05
  - Interest margin: +2.3% (delay in client rate adjustments against a backdrop of rising rates)
- Full year revenue growth around 6.5%
  - Impact of higher regulated rates in 2H06

INDIVIDUALS

- Individual checking & deposit accounts: +80,000 in 1H06
- Steady growth in financial savings
  - Asset inflows: +28.9% / 2Q05
  - Life insurance outstandings: +12.7% / 30.06.05
  - Medium/long term mutual fund outstandings: +11.7% / 30.06.05
- Strong rise in outstanding loans
  - Mortgage: +18.0% / 2Q05
  - Consumer: +7.1% / 2Q05

CORPORATES


Revenues from cross selling between
CIB and FRB (100 reference in 2002)
100
263
425
538
223
315
512
2002
2003
2004
2005
1H06

- Very sharp upturn in structured loans to SMEs
- Steady growth in cross-selling
  - Corporate finance fees: x2 / 1H05
  - Customers introduced to Private Banking: +27% / 1H05


Fees
565
562
557
578
638
623
198
192
187
202
259
235
367
371
370
376
379
388
in €mn
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Fees on investment funds and transactions
Fees on other banking transactions

Including 100% of French Private Banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 2Q06	% Change 1 year 2Q06/2Q05	% Change 1 quarter 2Q06/1Q06	Outstandings 1H06	% Change 1year 1H06/1H05
LENDINGS (1)					
Total Loans	**94.9**	**+10.0%**	**+2.4%**	**93.8**	**+10.3%**
Individual Customers	50.8	+16.3%	+3.5%	49.9	+16.7%
Incl. Mortgages	43.4	+18.0%	+3.8%	42.6	+18.5%
Incl. Consumer Lending	7.4	+7.1%	+1.7%	7.4	+7.4%
Corporates	41.3	+4.3%	+1.4%	41.0	+4.7%
DEPOSITS and SAVINGS (1)	**80.0**	**+3.9%**	**+1.2%**	**79.6**	**+4.1%**
Cheque and Current Accounts	33.6	+6.6%	+2.4%	33.2	+6.3%
Savings Accounts	37.7	-0.7%	-1.3%	37.9	+0.4%
Market Rate Deposits	8.7	+15.7%	+7.9%	8.4	+13.5%

(1) Average cash Outstandings

In billions of euros	30-Jun-06	% Change 30.06.06/ 30.06.05	% Change 30.06.06/ 31.03.06
Funds under management			
Life Insurance	48.9	+12.7%	+1.3%
Mutual Funds (2)	70.4	+13.7%	-1.7%

(2) These statistics do not include mutual funds assets registered in Luxemburg (PARVEST)

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**1,795**	**1,427**	**+25.8%**	**1,766**	**+1.6%**	**3,561**	**2,778**	**+28.2%**
Operating Expenses and Dep.	-1,005	-789	+27.4%	-996	+0.9%	-2,001	-1,549	+29.2%
Gross Operating Income	**790**	**638**	**+23.8%**	**770**	**+2.6%**	**1,560**	**1,229**	**+26.9%**
Provisions	-172	-117	+47.0%	-153	+12.4%	-325	-250	+30.0%
Operating Income	**618**	**521**	**+18.6%**	**617**	**+0.2%**	**1,235**	**979**	**+26.1%**
Associated Companies	23	37	-37.8%	20	+15.0%	43	63	-31.7%
Other Non Operating Items	0	3	n.s.	38	n.s.	38	5	n.s.
Pre-Tax Income	**641**	**561**	**+14.3%**	**675**	**-5.0%**	**1,316**	**1,047**	**+25.7%**
Cost / Income	56.0%	55.3%	+0.7 pt	56.4%	-0.4 pt	56.2%	55.8%	+0.4 pt
Allocated Equity (Ebn)						6.9	5.4	+27.6%
Pre-Tax ROE						38%	39%	-1 pt

At constant scope and exchange rates / 2Q05 : Revenues: +7.5% ; Op. exp and dep.: +8.6%; GOI: +6.1% ; Provisions: +3.2% ; Pre-tax income: +6.4%

- Sustained organic growth
  - Revenues: +7.5% / 2Q05 at constant scope and exchange rates
  - Particularly strong contribution from Middle East, Maghreb and TEB operations, despite recent turbulence on the Turkish market
- Cost of risk still very low
  - +3.2% at constant scope and exchange rates
  - Emerging markets: 38 bp in 2Q06

BANCWEST

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**549**	**454**	**+20.9%**	**577**	**-4.9%**	**1,126**	**872**	**+29.1%**
Operating Expenses and Dep.	-274	-214	+28.0%	-293	-6.5%	-567	-426	+33.1%
Gross Operating Income	**275**	**240**	**+14.6%**	**284**	**-3.2%**	**559**	**446**	**+25.3%**
Provisions	-12	-4	n.s.	-9	+33.3%	-21	-15	+40.0%
Operating Income	**263**	**236**	**+11.4%**	**275**	**-4.4%**	**538**	**431**	**+24.8%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**263**	**236**	**+11.4%**	**275**	**-4.4%**	**538**	**431**	**+24.8%**
Cost / Income	49.9%	47.1%	+2.8 pt	50.8%	-0.9 pt	50.4%	48.9%	+1.5 pt
Allocated Equity (Ebn)						2.6	1.8	+48.9%
Pre-Tax ROE						41%	49%	-8 pt

At constant scope and exchange rates / 2Q05 : Revenues: +3.0% ; Operating exp and dep.: +4.4%; GOI: +1.7% ; Pre-tax income: +0.3%

(US GAAP)

(in billions of USD)	30.06.06	30.06.05	30.06.06 / 30.06.05	31.03.06	30.06.06 / 31.03.06
Total Assets	66.7	52.5	+27.0%	65.7	+1.5%
Loans and Leases	44.4	34.0	+30.5%	43.7	+1.7%
Deposits	43.6	34.6	+25.9%	42.1	+3.6%
Non Performing Assets /Loans and foreclosed properties	0.46%	0.42%	+4 bp	0.50%	-4 bp
Allowance for Credit Losses /Total Loans and Leases	1.09%	1.25%	-16 bp	1.11%	-2 bp

	2Q06	2Q05	2Q06 /2Q05	1Q06	2Q06 / 1Q06
Net Interest Margin	3.35%	3.66%	-31 bp	3.48%	-13 bp

- Growth in outstandings
  - Loans: +5.5% at constant scope
  - Deposits: +4.1% at constant scope
- Revenues: +3.0% at constant scope
  - Rate backdrop was unfavourable, which led to a dip in the net interest margin (3.35% vs. 3.66% in 2Q05)
- Effect of initial cost synergies following the integration of Commercial Federal
- Cost of risk kept very low: 11 bp of risk weighted assets in 2Q06

CETELEM

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**680**	**452**	**+50.4%**	**639**	**+6.4%**	**1,319**	**903**	**+46.1%**
Operating Expenses and Dep.	-375	-243	+54.3%	-353	+6.2%	-728	-480	+51.7%
Gross Operating Income	**305**	**209**	**+45.9%**	**286**	**+6.6%**	**591**	**423**	**+39.7%**
Provisions	-150	-96	+56.3%	-131	+14.5%	-281	-202	+39.1%
Operating Income	**155**	**113**	**+37.2%**	**155**	**+0.0%**	**310**	**221**	**+40.3%**
Associated Companies	19	36	-47.2%	18	+5.6%	37	60	-38.3%
Other Non Operating Items	-1	1	n.s.	37	n.s.	36	1	n.s.
Pre-Tax Income	**173**	**150**	**+15.3%**	**210**	**-17.6%**	**383**	**282**	**+35.8%**
Cost / Income	55.1%	53.8%	+1.3 pt	55.2%	-0.1 pt	55.2%	53.2%	+2.0 pt
Allocated Equity (Ebn)						1.8	1.6	+17.4%
Pre-Tax ROE						42%	36%	+6 pt

At constant scope and exchange rates / 2Q05 : Revenues: +11.8%; Op. exp and dep.: +15.2%; GOI: +7.8%; Provisions : +7.3%; Pre-tax income: +7.6%

- Very brisk upturn: revenues up 50.4% / 2Q05 (+11.8% at constant scope and exchange rates)
  - France: +5.3% at constant scope and exchange rates
  - Particularly strong contribution from international operations: + 20.7% at constant scope and exchange rates
  - Production: +15.7% (France: +12.1%; outside France: +19.7%)
- Operating expenses: +15.2% at constant scope and exchange rates
  - Including provisions for the sales organisation streamlining plan in France ("Défi 2008"; €6mn)
- Pre-tax income: €173mn, +15.3% (+7.6% at constant scope and exchange rates)

ARVAL, BNP PARIBAS LEASE GROUP, UCB

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**345**	**330**	**+4.5%**	**341**	**+1.2%**	**686**	**649**	**+5.7%**
Operating Expenses and Dep.	-213	-206	+3.4%	-212	+0.5%	-425	-405	+4.9%
Gross Operating Income	**132**	**124**	**+6.5%**	**129**	**+2.3%**	**261**	**244**	**+7.0%**
Provisions	0	-15	n.s.	-10	n.s.	-10	-27	-63.0%
Operating Income	**132**	**109**	**+21.1%**	**119**	**+10.9%**	**251**	**217**	**+15.7%**
Associated Companies	1	1	+0.0%	2	-50.0%	3	3	+0.0%
Other Non Operating Items	1	2	n.s.	1	+0.0%	2	4	n.s.
Pre-Tax Income	**134**	**112**	**+19.6%**	**122**	**+9.8%**	**256**	**224**	**+14.3%**
Cost / Income	61.7%	62.4%	-0.7 pt	62.2%	-0.5 pt	62.0%	62.4%	-0.4 pt
Allocated Equity (Ebn)						1.8	1.6	+12.0%
Pre-Tax ROE						29%	28%	+1 pt

EMERGING MARKETS

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**221**	**191**	**+15.7%**	**209**	**+5.7%**	**430**	**354**	**+21.5%**
Operating Expenses and Dep.	-143	-126	+13.5%	-138	+3.6%	-281	-238	+18.1%
Gross Operating Income	**78**	**65**	**+20.0%**	**71**	**+9.9%**	**149**	**116**	**+28.4%**
Provisions	-10	-2	n.s.	-3	n.s.	-13	-6	n.s.
Operating Income	**68**	**63**	**+7.9%**	**68**	**+0.0%**	**136**	**110**	**+23.6%**
Associated Companies	3	0	n.s.	0	n.s.	3	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**71**	**63**	**+12.7%**	**68**	**+4.4%**	**139**	**110**	**+26.4%**
Cost / Income	64.7%	66.0%	-1.3 pt	66.0%	-1.3 pt	65.3%	67.2%	-1.9 pt
Allocated Equity (Ebn)						0.7	0.5	+34.6%
Pre-Tax ROE						42%	45%	-3 pt

At constant scope and exchange rates / 2Q05 : Revenues : +18.5%; Operating exp and dep. : +16.3%; GOI : +22.7%; Pre-tax income: +10.6%

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	June-06	June-05	% Change 1 year /June-05	March-06	% Change 1 quarter /March-06
Cetelem (1)	**48.0**	**33.5**	**+43.4%**	**45.9**	**+4.6%**
France	27.9	19.3	+44.6%	27.1	+3.0%
Outside France	20.1	14.2	+41.7%	18.8	+6.9%
BNP Paribas Lease Group MT	**15.5**	**14.9**	**+4.0%**	**15.3**	**+1.4%**
France	10.7	10.9	-1.6%	10.7	+0.7%
Europe (excluding France)	4.8	4.0	+19.4%	4.6	+3.1%
UCB Individuals	**30.6**	**25.1**	**+22.0%**	**29.2**	**+4.9%**
France Individuals	16.1	14.5	+10.7%	15.6	+2.7%
Europe (excluding France)	14.6	10.6	+37.4%	13.6	+7.3%
Long Term Leasing with Services	**6.4**	**5.9**	**+9.6%**	**6.2**	**+4.3%**
France	2.1	2.0	+5.3%	2.0	+3.0%
Europe (excluding France)	4.3	3.9	+11.8%	4.1	+4.9%
ARVAL (in thousands)					
Financed vehicles	**484**	**451**	**+7.2%**	**470**	**+2.9%**
included in total managed vehicles	603	602	+0.1%	596	+1.2%

(1) Including LaSer-Cofinoga outstandings as at 31.12.05 (€12.0bn: €7.3bn in France and €4.7bn outside France).

ASSET MANAGEMENT AND SERVICES

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**1,105**	**882**	**+25.3%**	**1,039**	**+6.4%**	**2,144**	**1,695**	**+26.5%**
Operating Expenses and Dep.	-670	-556	+20.5%	-642	+4.4%	-1,312	-1,092	+20.1%
Gross Operating Income	**435**	**326**	**+33.4%**	**397**	**+9.6%**	**832**	**603**	**+38.0%**
Provisions	0	-4	n.s.	7	n.s.	7	-7	n.s.
Operating Income	**435**	**322**	**+35.1%**	**404**	**+7.7%**	**839**	**596**	**+40.8%**
Non Operating Items	1	53	-98.1%	-3	n.s.	-2	54	n.s.
Pre-Tax Income	**436**	**375**	**+16.3%**	**401**	**+8.7%**	**837**	**650**	**+28.8%**
Cost / Income	60.6%	63.0%	-2.4 pt	61.8%	-1.2 pt	61.2%	64.4%	-3.2 pt
Allocated Equity (Ebn)						4.3	3.6	+20.1%
Pre-Tax ROE						38%	36%	+2 pt

- Assets under management: upward trend continues
- Revenues: +25.3% / 2Q05
  - All businesses contribute to sharp growth in revenues
  - Sales performance remains very strong
- Pre-tax income: up 16.3% / 2Q05 (up 35% excluding €52mn in exceptional capital gains in 2Q05)



NET ASSET INFLOWS


Asset inflow rate*
4.6%
4.4%
9.9%
10.4%
2003
2004
2005
1H06

** annualised rate as a % of assets under management*

- Powerful momentum
  - 2Q06: €11.4bn, +60% / 2Q05
  - 1H06: €22.3bn, i.e. +10.4% (annualised) of assets under management
- Balanced contributions from all businesses lines

NET ASSET INFLOWS AND ASSETS UNDER MANAGEMENT


Net Asset Inflows
1H06 - €22.3bn
€11.5bn
€0.1bn
€3.5bn
€7.2bn


Assets under Management
+€24.5bn
429.7
454.2
4.3
91.9
94.5
144.8
146.9
193.0
208.5
Net Asset Inflows €22.3bn
Scope, performance, exchange & other effects: €2.2bn
31.12.05
30.06.06

Asset Management | Private Banking and Cortal Consors | Insurance | Real Estate Services

WEALTH AND ASSET MANAGEMENT

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**542**	**442**	**+22.6%**	**520**	**+4.2%**	**1062**	**851**	**+24.8%**
Operating Expenses and Dep.	-349	-301	+15.9%	-347	+0.6%	-696	-593	+17.4%
Gross Operating Income	**193**	**141**	**+36.9%**	**173**	**+11.6%**	**366**	**258**	**+41.9%**
Provisions	-1	0	n.s.	2	n.s.	1	0	n.s.
Operating Income	**192**	**141**	**+36.2%**	**175**	**+9.7%**	**367**	**258**	**+42.2%**
Associated Companies	0	0	n.s.	-1	n.s.	-1	0	n.s.
Other Non Operating Items	1	1	+0.0%	1	+0.0%	2	2	+0.0%
Pre-Tax Income	**193**	**142**	**+35.9%**	**175**	**+10.3%**	**368**	**260**	**+41.5%**
Cost / Income	64.4%	68.1%	-3.7 pt	66.7%	-2.3 pt	65.5%	69.7%	-4.2 pt
Allocated Equity (Ebn)						1.3	1.0	+25.0%
Pre-Tax ROE						58%	51%	+7 pt

- Significant growth in revenues driven by very dynamic sales performance
- High profitability: pre-tax income up 35.9% / 2Q05

ASSET MANAGEMENT


31/12/05
Money Market 27%
Bonds 28%
Structured, alternative & index-based 14%
Diversified 13%
Equity 18%
30/06/06
Money Market 26%
Bonds 26%
Structured, alternative & index-based 14%
Diversified 14%
Equity 20%

€193.0bn €208.5bn

INSURANCE

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**323**	**250**	**+29.2%**	**310**	**+4.2%**	**633**	**487**	**+30.0%**
Operating Expenses and Dep.	-147	-114	+28.9%	-140	+5.0%	-287	-225	+27.6%
Gross Operating Income	**176**	**136**	**+29.4%**	**170**	**+3.5%**	**346**	**262**	**+32.1%**
Provisions	1	-4	n.s.	5	-80.0%	6	-7	n.s.
Operating Income	**177**	**132**	**+34.1%**	**175**	**+1.1%**	**352**	**255**	**+38.0%**
Non Operating Items	-1	52 *	n.s.	-3	-66.7%	-4	52	n.s.
Pre-Tax Income	**176**	**184**	**-4.3%**	**172**	**+2.3%**	**348**	**307**	**+13.4%**
Cost / Income	45.5%	45.6%	-0.1 pt	45.2%	+0.3 pt	45.3%	46.2%	-0.9 pt
Allocated Equity (Ebn)						2.5	2.2	+14.5%
Pre-Tax ROE						28%	28%	+0 pt

- Very strong revenue growth: +29.2%
- Gross asset inflows: €3.9bn in 2Q06
  - France: share of unit-linked insurance products reaches 43.1% of life insurance sales in 1H06, against 29.7% for the market
  - Outside France: very sharp rise in sales of savings products(+41% / 2Q05) and credit protection insurance (+33% / 2Q05)
- Pre-tax income up 33.3% excl. €52mn in exceptional capital gains in 2Q05

SECURITIES SERVICES

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**240**	**190**	**+26.3%**	**209**	**+14.8%**	**449**	**357**	**+25.8%**
Operating Expenses and Dep.	-174	-141	+23.4%	-155	+12.3%	-329	-274	+20.1%
Gross Operating Income	**66**	**49**	**+34.7%**	**54**	**+22.2%**	**120**	**83**	**+44.6%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**66**	**49**	**+34.7%**	**54**	**+22.2%**	**120**	**83**	**+44.6%**
Non Operating Items	1	0	n.s.	0	n.s.	1	0	n.s.
Pre-Tax Income	**67**	**49**	**+36.7%**	**54**	**+24.1%**	**121**	**83**	**+45.8%**
Cost / Income	72.5%	74.2%	-1.7 pt	74.2%	-1.7 pt	73.3%	76.8%	-3.5 pt
Allocated Equity (Ebn)						0.5	0.4	+39.3%
Pre-Tax ROE						44%	42%	+2 pt

- Strong sales performance continues
  - Assets under custody: €3,250bn, +20% / 30.06.05
  - Assets under administration: €512bn, +17% / 30.06.05
  - ING entrusts BPSS with the administration of its funds in Luxemburg and Belgium (€30bn in assets)
- Sharp rise in pre-tax income: +36.7% / 2Q05

CORPORATE AND INVESTMENT BANKING

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**1,912**	**1,568**	**+21.9%**	**2,282**	**-16.2%**	**4,194**	**3,134**	**+33.8%**
Operating Expenses and Dep.	-1,153	-904	+27.5%	-1,244	-7.3%	-2,397	-1,817	+31.9%
Gross Operating Income	**759**	**664**	**+14.3%**	**1,038**	**-26.9%**	**1,797**	**1,317**	**+36.4%**
Provisions	123	50	n.s.	18	n.s.	141	97	+45.4%
Operating Income	**882**	**714**	**+23.5%**	**1,056**	**-16.5%**	**1,938**	**1,414**	**+37.1%**
Non Operating Items	30	25	+20.0%	8	n.s.	38	41	-7.3%
Pre-Tax Income	**912**	**739**	**+23.4%**	**1,064**	**-14.3%**	**1,976**	**1,455**	**+35.8%**
Cost / Income	60.3%	57.7%	+2.6 pt	54.5%	+5.8 pt	57.2%	58.0%	-0.8 pt
Allocated Equity (Ebn)						9.4	8.7	+8.1%
Pre-Tax ROE						42%	34%	+9 pt

- Significant increase in revenues: +21.9% / 2Q05
  - Market-related businesses still booming
- Substantial provision write-backs
  - €123mn in 2Q06 / €50mn in 2Q05
  - Need for new provisions still limited
- Stability in allocated equity since the beginning of the year
- Enhanced capital productivity

MORE DYNAMIC MANAGEMENT OF ALLOCATED CAPITAL

- Reduction in capital allocated to plain vanilla loans
  - Aim: fuel steady organic growth of market-related operations and specialised finance
- Increase in protection bought since 3Q05
  - Historically low cost



Risk Weighted Assets - CIB
(beginning of period)
Market risks
Counterparty risks - Capital markets
Credit risks - Financing Businesses
in €bn
146
156
149
153
149
7.0
7.8
6.6
6.4
5.3
40.3
46.7
49.0
48.9
52.4
98.5
102.0
93.3
97.6
91.7
+22.0%
-6.9%
2Q05
3Q05
4Q05
1Q06
2Q06
Protection bought
(cumulated amount)
2
2
6
12
14
18
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

ADVISORY AND CAPITAL MARKETS

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**1,281**	**869**	**+47.4%**	**1,623**	**-21.1%**	**2,904**	**1,848**	**+57.1%**
Operating Expenses and Dep.	-881	-645	+36.6%	-974	-9.5%	-1,855	-1,319	+40.6%
Gross Operating Income	**400**	**224**	**+78.6%**	**649**	**-38.4%**	**1,049**	**529**	**+98.3%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**400**	**224**	**+78.6%**	**649**	**-38.4%**	**1,049**	**529**	**+98.3%**
Non Operating Items	30	20	+50.0%	8	n.s.	38	36	+5.6%
Pre-Tax Income	**430**	**244**	**+76.2%**	**657**	**-34.6%**	**1,087**	**565**	**+92.4%**
Cost / Income	68.8%	74.2%	-5.4 pt	60.0%	+8.8 pt	63.9%	71.4%	-7.5 pt
Allocated Equity (Ebn)						3.4	3.0	+14.8%
Pre-Tax ROE						64%	38%	+26 pt

- Very sharp rise in revenues: +47.4% /2Q05
- Operating expenses: +36.6%

- Equity derivatives: revenues doubled
  - 1/3 of revenues generated outside Europe
  - Half of the recruitments announced already achieved
- Fixed Income: revenues up 27%
  - Flow activities gain significant momentum
  - Innovative systems infrastructure: « Front Office Project of the year » (*The Banker - technology awards - June 06*)
- M&A : #1 in France, #5 in Europe in the first half, up 5 positions from 2005 (*Thomson Financial - deals announced)*
- Best Global Structured Product House (*Euromoney July 2006*)

FINANCING BUSINESSES

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**631**	**699**	**-9.7%**	**659**	**-4.2%**	**1,290**	**1,286**	**+0.3%**
Operating Expenses and Dep.	-272	-259	+5.0%	-270	+0.7%	-542	-498	+8.8%
Gross Operating Income	**359**	**440**	**-18.4%**	**389**	**-7.7%**	**748**	**788**	**-5.1%**
Provisions	123	50	n.s.	18	n.s.	141	97	n.s.
Operating Income	**482**	**490**	**-1.6%**	**407**	**+18.4%**	**889**	**885**	**+0.5%**
Non Operating Items	0	5	n.s.	0	n.s.	0	5	n.s.
Pre-Tax Income	**482**	**495**	**-2.6%**	**407**	**+18.4%**	**889**	**890**	**-0.1%**
Cost / Income	43.1%	37.1%	+6.0 pt	41.0%	+2.1 pt	42.0%	38.7%	+3.3 pt
Allocated Equity (Ebn)						5.9	5.7	+4.6%
Pre-Tax ROE						30%	31%	-2 pt

- Revenues down 9.7% against a very high 2Q05
  - Effect of lower margins on plain vanilla loans
  - Further growth in revenues from energy and commodities financing
  - Impact of protection bought to optimise allocated capital
- Operating expenses: +5.0% / 2Q05

BNP PARIBAS CAPITAL

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**83**	**24**	**x 3.5**	**98**	**-15.3%**	**181**	**381**	**-52.5%**
Operating Expenses and Dep.	-2	-5	-60.0%	-4	-50.0%	-6	-11	-45.5%
Gross Operating Income	**81**	**19**	**x 4.3**	**94**	**-13.8%**	**175**	**370**	**-52.7%**
Provisions	-1	-1	+0.0%	5	n.s.	4	-1	n.s.
Operating Income	**80**	**18**	**x 4.4**	**99**	**-19.2%**	**179**	**369**	**-51.5%**
Non Operating Items	9	53	-83.0%	27	-66.7%	36	79	-54.4%
Pre-Tax Income	**89**	**71**	**+25.4%**	**126**	**-29.4%**	**215**	**448**	**-52.0%**
Allocated Equity (Ebn)						1.1	1.2	-7.5%

BNL

Contribution of BNL to BNP Paribas

In millions of euros	2Q06
Revenues	**757**
Operating Expenses and Dep.	-470
Gross Operating Income	**287**
Provisions	-64
Operating Income	**223**
Non Operating Items	-9
Pre-Tax Income	**214**
Cost / Income	62.1%

- Results including allocated equity and in compliance with group standards
  - No comparable figures in 2005
- 10.4% of Group revenues and 7.4% of pre-tax income

Results of BNL Group - 2Q06

In millions of euros	2Q06	2Q05	2Q06 / 2Q05
Revenues	**790**	**742**	**+6.5%**
Operating Expenses and Dep.	-486	-501	-3.0%
Gross Operating Income	**304**	**241**	**+25.9%**
Provisions	-41	-49	-16.2%
Operating Income	**263**	**192**	**+36.6%**
Non Operating Items	-6	5	n.s.
Pre-Tax Income	**257**	**197**	**+30.3%**
Cost / Income	61.5%	67.5%	-6.0 pt

- BNL results on a standalone basis, constant method
  - Restated according to BNP Paribas aggregates
- Revenues: +6.5% / 2Q05
  - + 2.6% excluding exceptional items from securities portfolio in 2Q06
- Operating expenses: -3.0% / 2Q05
  - +1% excl. exceptional expenses in 2Q05 (IT costs and advisory fees)
- Reduction in cost of risk and outstanding doubtful commitments



Gross Impaired Loans*
in €bn
5.25
5.08
31/12/05
30/06/06

* Aggregate includes NPLs, substandard loans and past due over 90 days

Business Trends

Individuals : sharp increase in mortgages (+12.7% / 2Q05)



Loans outstandings
BNL SpA
Other loans
Mortgages
in €bn
20.7
+8.9%
22.6
4.6
4.4
16.2
18.2
2Q05
2Q06



Deposits outstandings
BNL SpA
+2.1%
in €bn
26.4
27.0
2Q05
2Q06

Corporate clients : strong business



Loans Outstandings
BNL SpA
+6.6%
in €bn
28.1
30.0
2Q05
2Q06



Deposits outstandings
BNL SpA
+8.2%
in €bn
22.1
23.9
2Q05
2Q06

Individual Customers

New sales organisation
- Streamlined structures: 5 regions instead of 12, strengthened branch groups
- New private banking model : focus on "upper affluent" customers

Customer acquisition initiatives beginning in the fall of 2006
- Salesforce programmes and product campaigns
- Asset Management : extended product offering
- Consumer credit: partnership with Findomestic (« Cessione del quinto », scoring)

First customer acquisition levers for 2007-2009
- Shift the whole network to the visual identity by the end of 2007
- Renovate half of the branches and open 100 new branches
- Rollout of new sales tools: multi-channel banking, CRM...

Create momentum for customer acquisition


BNL
Gruppo BNP PARIBAS

Corporate Clients

New customer segmentation: corporations, public administrations, financial institutions
- Coverage jointly organised with CIB

Extended product offerings as of 2006 with CIB
- Extended cross-selling: Fixed Income, Structured Finance, Corporate Finance...
- Coverage strengthened with key local authorities

First customer acquisition levers for 2007-2009
- International Cash Management
- Italian desks across the international network of BNP Paribas
- Creation of a leader in leasing with the merger of Locafit and BPLG

Become the benchmark for Italian corporates


BNL
Gruppo BNP PARIBAS

Corporate and Investment Banking

A new brand which draws on the extensive banking expertise of BNP Paribas as well as BNL's corporate presence



BNP PARIBAS - BNL
Corporate and Investment Banking

Initial examples of growth initiatives

Financial Institutions	Extended sales coverage
	Overall liquidity management solutions (EQD, Fixed Income)
Equity derivatives	Introduction of Covered Warrants and Certificates
Corporate Finance	Creation of a team dedicated to mid-caps
	Growth in cross-border transactions
Fixed Income	Extended staffing of structuring and derivatives sales teams

Become the leader in Corporate and Investment Banking in Italy

THE NEW FACE OF THE BNP PARIBAS GROUP IN ITALY


Leverage Finance*
Consumer Credit
Long term rentals
Factoring
Equipment Leasing
Individuals
around 10mn customers
Corporate and Institutionals
58,000 clients
Private Banking
12,500 clients
Mortgage loans
€20.4bn in outstandings
Assets under management
€92bn
Securitisation*
€3.9bn issued
Creation of a new leader in Italy
* 2005 data

ELEMENTS FINANCIERS

BALANCE SHEET ADJUSTMENTS

- €618mn as at 30/06/2006 out of an estimated total of approximately €800mn (before tax)
  - Adjustment process nearing completion
- Adjustments to credit risks: €378mn
  - Specific provisions: limited need for new provisions
  - Widened scope of doubtful loans: integration of past-due over 90 days (instead of 180)
  - Portfolio provisioning: enforcement of the BNP Paribas method
- €240mn other
  - Software depreciation, market instruments valuation, deferred taxes…

Improved credit risk coverage


Coverage ratio
66.8%
72.8%
31/12/05
30/06/06

Aggregate includes NPLs, substandard loans and past due over 90 days

SYNERGIES AND RESTRUCTURING COSTS

- Revenue synergies, to be revised upwards
  - €150mn, net of additional costs
- Confirmed synergies timing: full effect in 2009
- Confirmed restructuring costs: €450mn€
  - Information systems account for half of the restructuring costs
  - Timing: approximately 50% in 2006 and 50% between 2007 and 2008

VALUE CREATION POTENTIAL CONFIRMED

Confirmed cost synergies: €250mn


IT and procurement 28%
€70mn
CIB and International 16%
€40mn
Financial Services 11%
€28mn
Network and central functions 38%
€95mn
€17mn
AMS 7%

FINANCIAL STRUCTURE

A SOLID FINANCIAL STRUCTURE

In billions of euros	30-Jun-06	31-Dec-05	30-Jun-05
Shareholders' equity Group share, not re-evaluated (a)	**36.5**	**30.7**	**29.0**
Valuation Reserve	**3.7**	**5.5**	**4.3**
(of which BNP Paribas Capital)	(1.7)	(1.6)	(1.3)
Total Capital ratio	**10.7%**	**11.0%**	**10.6%**
Tier One Ratio (b)	**7.6%**	**7.6%**	**7.5%**

(a) Excluding undated participating subordinated notes and after estimated distribution.

(b) on estimated risk weighted assets respetively of E445.0 bn as at 30.06.06, E377.7bn (31.12.05) and E362.7 bn as at 30.06.05.

Annualised Return on Equity	**22.2%**	**20.2%**	**21.8%**

NUMBER OF SHARES

in millions	30-Jun-06	30-Jun-05
Number of Shares (end of period)	924.6	871.2
Number of Shares excluding Treasury Shares (end of period)	910.5	825.5
Average number of Shares outstanding excluding Treasury Shares	871.7	828.0

EARNINGS PER SHARE (EPS)

In euros	1H06	1H05
Earnings Per Share (EPS)	4.4	3.8
Diluted Earning Per Share (Diluted EPS)	4.4	3.8

BOOK VALUE PER SHARE

In euros	30/06/06	30/06/05
Book value per share	**45.8**	**41.6**
of which shareholders'equity not re-evaluated	*41.7*	*36.4*

RATINGS

S&P	**AA**	Stable outlook	Reaffirmed on 6 February 2006
Moody's	**Aa2**	Stable outlook	Reaffirmed on 7 February 2006
Fitch	**AA**	Stable outlook	Reaffirmed on 15 May 2006

RISK POLICY

LOW COST OF RISK ON AVERAGE
MORE EXTENSIVE USE OF NEW MANAGEMENT TECHNIQUES

BNP Paribas Group

in bp

1999	2000	2001	2002	2003	2004	2005	1H06
40	41	45	51	50	30	18	12

FRB *in bp*

2001	2002	2003	2004	2005	1H06
23	26	32	39	25	15

Cetelem *in bp*

2001	2002	2003	2004	2005	1H06
213	208	194	217	209	208

BancWest *in bp*

2001	2002	2003	2004	2005	1H06
61	38	30	16	10	10

CIB *in bp*

2001	2002	2003	2004	2005	1H06
51	62	62	7	-9	-19

- Retail banking
  - FRB : high quality corporate and individual portfolios
  - Cetelem : scoring expertise rolled out on all markets
  - BancWest : limited exposure to real estate risk
  - Emerging countries: limited exposure at group level
- Corporate and Investment Banking
  - Maintain strict lending origination standards, namely for LBOs
  - Extended use of risk reduction and hedging techniques

Annualised cost of risk – Net provisions / Average RWAs


QUARTERLY AVERAGE VAR (IN MILLIONS OF EUROS)
26
27
54
34
31
40
26
21
21
25
25
23
23
20
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
30.06.06

GEOGRAPHIC BREAKDOWN OF COMMITMENTS AS AT 30 JUNE 2006

(Unweighted on- and off-balance sheet commercial commitments: €705.3bn)


North America (excl. BancWest) 12%
BancWest 7%
Latin America 3%
Africa & Middle East 3%
Asia-Pacific (excl. Japan) 4%
Japan 1%
Other European countries 4%
France 36%
Italy 16%
European Economic Area (excluding Italy) 14%

QUARTERLY SERIES

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
GROUP						
Revenues	**5,603**	**5,171**	**5,458**	**5,622**	**6,817**	**7,245**
Operating Expenses and Dep.	-3,143	-3,195	-3,362	-3,669	-3,862	-4,288
Gross Operating Income	**2,460**	**1,976**	**2,096**	**1,953**	**2,955**	**2,957**
Provisions	-103	-109	-105	-293	-116	-121
Operating Income	**2,357**	**1,867**	**1,991**	**1,660**	**2,839**	**2,836**
Associated Companies	73	103	84	92	62	59
Other Non Operating Items	13	103	9	72	35	-2
Pre-Tax Income	**2,443**	**2,073**	**2,084**	**1,824**	**2,936**	**2,893**
Tax Expense	-619	-533	-628	-358	-806	-837
Minority Interests	-104	-84	-115	-131	-117	-155
Net Income, Group Share	**1,720**	**1,456**	**1,341**	**1,335**	**2,013**	**1,901**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
FRENCH RETAIL BANKING (including 100% of Private Banking in France)						
Revenues	**1,350**	**1,348**	**1,367**	**1,386**	**1,504**	**1,499**
Incl. Commissions	*565*	*562*	*557*	*578*	*638*	*623*
Incl. Interest Margin	*785*	*786*	*810*	*808*	*866*	*876*
Operating Expenses and Dep.	-895	-902	-932	-970	-927	-940
Gross Operating Income	**455**	**446**	**435**	**416**	**577**	**559**
Provisions	-44	-42	-40	-68	-31	-31
Operating Income	**411**	**404**	**395**	**348**	**546**	**528**
Non Operating Items	0	0	0	0	0	0
Pre-Tax Income	**411**	**404**	**395**	**348**	**546**	**528**
Income Attributable to AMS	-22	-22	-23	-21	-35	-30
Pre-Tax Income of French Retail B	**389**	**382**	**372**	**327**	**511**	**498**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)						
Revenues	**1,305**	**1,302**	**1,322**	**1,341**	**1,444**	**1,444**
Operating Expenses and Dep.	-872	-878	-909	-946	-902	-915
Gross Operating Income	**433**	**424**	**413**	**395**	**542**	**529**
Provisions	-44	-42	-41	-68	-31	-31
Operating Income	**389**	**382**	**372**	**327**	**511**	**498**
Non Operating Items	0	0	0	0	0	0
Pre-Tax Income	**389**	**382**	**372**	**327**	**511**	**498**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES						
Revenues	**1,351**	**1,427**	**1,486**	**1,704**	**1,766**	**1,795**
Operating Expenses and Dep.	-760	-789	-803	-1,033	-996	-1,005
Gross Operating Income	**591**	**638**	**683**	**671**	**770**	**790**
Provisions	-133	-117	-126	-183	-153	-172
Operating Income	**458**	**521**	**557**	**488**	**617**	**618**
Associated Companies	26	37	33	16	20	23
Other Items	2	3	23	11	38	0
Pre-Tax Income	**486**	**561**	**613**	**515**	**675**	**641**
BANCWEST						
Revenues	**418**	**454**	**480**	**525**	**577**	**549**
Operating Expenses and Dep.	-212	-214	-229	-299	-293	-274
Gross Operating Income	**206**	**240**	**251**	**226**	**284**	**275**
Provisions	-11	-4	-9	-8	-9	-12
Operating Income	**195**	**236**	**242**	**218**	**275**	**263**
Non Operating Items	0	0	0	0	0	0
Pre-Tax Income	**195**	**236**	**242**	**218**	**275**	**263**

CETELEM						
Revenues	**451**	**452**	**475**	**637**	**639**	**680**
Operating Expenses and Dep.	-237	-243	-246	-372	-353	-375
Gross Operating Income	**214**	**209**	**229**	**265**	**286**	**305**
Provisions	-106	-96	-113	-138	-131	-150
Operating Income	**108**	**113**	**116**	**127**	**155**	**155**
Associated Companies	24	36	32	16	18	19
Other Items	0	1	22	7	37	-1
Pre-Tax Income	**132**	**150**	**170**	**150**	**210**	**173**
EMERGING MARKETS						
Revenues	**163**	**191**	**200**	**212**	**209**	**221**
Operating Expenses and Dep.	-112	-126	-128	-137	-138	-143
Gross Operating Income	**51**	**65**	**72**	**75**	**71**	**78**
Provisions	-4	-2	10	-20	-3	-10
Operating Income	**47**	**63**	**82**	**55**	**68**	**68**
Non Operating Items	0	0	0	2	0	3
Pre-Tax Income	**47**	**63**	**82**	**57**	**68**	**71**
ARVAL, BNP Paribas Lease Group, UCB						
Revenues	**319**	**330**	**331**	**330**	**341**	**345**
Operating Expenses and Dep.	-199	-206	-200	-225	-212	-213
Gross Operating Income	**120**	**124**	**131**	**105**	**129**	**132**
Provisions	-12	-15	-14	-17	-10	0
Operating Income	**108**	**109**	**117**	**88**	**119**	**132**
Associated Companies	2	1	1	0	2	1
Other Items	2	2	1	2	1	1
Pre-Tax Income	**112**	**112**	**119**	**90**	**122**	**134**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
BNL						
Revenues						**757**
Operating Expenses and Dep.						-470
Gross Operating Income						**287**
Provisions						-64
Operating Income						**223**
Associated Companies						9
Other Items						-18
Pre-Tax Income						**214**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
ASSET MANAGEMENT AND SERVICES						
Revenues	**813**	**882**	**870**	**987**	**1,039**	**1,105**
Operating Expenses and Dep.	-536	-556	-582	-657	-642	-670
Gross Operating Income	**277**	**326**	**288**	**330**	**397**	**435**
Provisions	-3	-4	-1	0	7	0
Operating Income	**274**	**322**	**287**	**330**	**404**	**435**
Associated Companies	0	0	0	1	-1	0
Other Items	1	53	-2	0	-2	1
Pre-Tax Income	**275**	**375**	**285**	**331**	**401**	**436**
WEALTH AND ASSET MANAGEMENT						
Revenues	**409**	**442**	**453**	**506**	**520**	**542**
Operating Expenses and Dep.	-292	-301	-314	-363	-347	-349
Gross Operating Income	**117**	**141**	**139**	**143**	**173**	**193**
Provisions	0	0	0	0	2	-1
Operating Income	**117**	**141**	**139**	**143**	**175**	**192**
Associated Companies	0	0	0	1	-1	0
Other Items	1	1	-1	-1	1	1
Pre-Tax Income	**118**	**142**	**138**	**143**	**175**	**193**
INSURANCE						
Revenues	**237**	**250**	**237**	**293**	**310**	**323**
Operating Expenses and Dep.	-111	-114	-121	-135	-140	-147
Gross Operating Income	**126**	**136**	**116**	**158**	**170**	**176**
Provisions	-3	-4	-1	0	5	1
Operating Income	**123**	**132**	**115**	**158**	**175**	**177**
Associated Companies	0	0	0	0	0	0
Other Items	0	52	-1	1	-3	-1
Pre-Tax Income	**123**	**184**	**114**	**159**	**172**	**176**
SECURITIES SERVICES						
Revenues	**167**	**190**	**180**	**188**	**209**	**240**
Operating Expenses and Dep.	-133	-141	-147	-159	-155	-174
Gross Operating Income	**34**	**49**	**33**	**29**	**54**	**66**
Provisions	0	0	0	0	0	0
Operating Income	**34**	**49**	**33**	**29**	**54**	**66**
Non Operating Items	0	0	0	0	0	1
Pre-Tax Income	**34**	**49**	**33**	**29**	**54**	**67**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
CORPORATE AND INVESTMENT BANKING						
Revenues	**1,566**	**1,568**	**1,688**	**1,600**	**2,282**	**1,912**
Operating Expenses and Dep.	-913	-904	-968	-926	-1244	-1,153
Gross Operating Income	**653**	**664**	**720**	**674**	**1,038**	**759**
Provisions	47	50	49	-16	18	123
Operating Income	**700**	**714**	**769**	**658**	**1,056**	**882**
Associated Companies	2	-1	1	1	1	1
Other Items	14	26	-6	12	7	29
Pre-Tax Income	**716**	**739**	**764**	**671**	**1064**	**912**
ADVISORY AND CAPITAL MARKETS						
Revenues	**979**	**869**	**1,055**	**987**	**1,623**	**1,281**
Operating Expenses and Dep.	-674	-645	-706	-658	-974	-881
Gross Operating Income	**305**	**224**	**349**	**329**	**649**	**400**
Provisions	0	0	0	-1	0	0
Operating Income	**305**	**224**	**349**	**328**	**649**	**400**
Associated Companies	2	-1	1	1	1	1
Other Items	14	21	-5	12	7	29
Pre-Tax Income	**321**	**244**	**345**	**341**	**657**	**430**
FINANCING BUSINESSES						
Revenues	**587**	**699**	**633**	**613**	**659**	**631**
Operating Expenses and Dep.	-239	-259	-262	-268	-270	-272
Gross Operating Income	**348**	**440**	**371**	**345**	**389**	**359**
Provisions	47	50	49	-15	18	123
Operating Income	**395**	**490**	**420**	**330**	**407**	**482**
Non Operating Items	0	5	-1	0	0	0
Pre-Tax Income	**395**	**495**	**419**	**330**	**407**	**482**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
BNP PARIBAS CAPITAL						
Revenues	**357**	**24**	**42**	**-39**	**98**	**83**
Operating Expenses and Dep.	-6	-5	-5	-7	-4	-2
Gross Operating Income	**351**	**19**	**37**	**-46**	**94**	**81**
Provisions	0	-1	-1	-1	5	-1
Operating Income	**351**	**18**	**36**	**-47**	**99**	**80**
Associated Companies	19	2	30	76	27	9
Other Items	7	51	1	0	0	0
Pre-Tax Income	**377**	**71**	**67**	**29**	**126**	**89**
OTHER ACTIVITIES (EXCLUDING BNP PARIBAS CAPITAL)						
Revenues	**211**	**-32**	**50**	**29**	**188**	**149**
Operating Expenses and Dep.	-56	-63	-95	-100	-74	-73
Gross Operating Income	**155**	**-95**	**-45**	**-71**	**114**	**76**
Provisions	30	5	15	-25	38	24
Operating Income	**185**	**-90**	**-30**	**-96**	**152**	**100**
Non Operating Items	15	35	13	47	7	3
Pre-Tax Income	**200**	**-55**	**-17**	**-49**	**159**	**103**

CONTENTS

Investor Relations & Financial Information

Véronique Ormezzano +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com



BNP PARIBAS





RESULTS AS AT 30 JUNE 2006

2 August 2006

BNP PARIBAS

BNP Paribas

Results as at 30 June 2006

Paris

2 August 2006

BNP PARIBAS

Overview of the Presentation

Group Results


BNP PARIBAS

Yet Another Quarter of Very Strong Growth

- Record increase in revenues: +40% to €7,245mn
  - First contribution from BNL: €757mn
- Gross operating income and operating income up approximately 50%
  - Exceptionally beneficial jaws effect: + 5.9 %
  - Cost of risk still very low: 11 bp of risk weighted assets
- 30% increase in net income, group share to €1.9bn

A rewarding growth strategy


BNP PARIBAS

BNP Paribas - 2Q06

In millions of euros	2Q06	2Q06 / 2Q05	2Q06 / 2Q05 (At constant scope and exchange rates, excluding BNP Paribas Capital)
Revenues	**7,245**	**+40.1%**	**+19.7%**
Operating Expenses and Dep.	-4,288	+34.2%	+14.4%
Gross Operating Income	**2,957**	**+49.6%**	**+28.3%**
Provisions	-121	+11.0%	-92.2%
Operating Income	**2,836**	**+51.9%**	**+35.6%**
Pre-Tax Income	**2,893**	**+39.6%**	
Net Income, Group Share	**1,901**	**+30.6%**	

- Organic growth still very strong : revenues up 19.7%* / 2Q05
- Steady business development : operating expenses : +14.4%*
- Sharp rise in gross operating income : +28.3%*

* *at constant scope and exchange rates, excluding BNP Paribas Capital and BNL.*


BNP PARIBAS

Very Significant Growth in all Business Lines


Quarterly Revenues
in €mn
1,302
1,444
+11%
1,427
1,795
+26%
882
1,105
+25%
1,568
1,912
+22%
FRB*
IRFS
AMS
CIB
2Q06
2Q05

FRB : robust sales performance;
growth in revenues further increased by IFRS

IRFS : strong organic growth and benefits from acquisitions

AMS : very substantial asset inflows and sustained international expansion

CIB : excellent performance in investment banking

* including 2/3 of French Private Banking

BNP PARIBAS

BNP Paribas

Results as at 30 June 2006

The Core Businesses' Results


BNP PARIBAS

French Retail Banking - 2Q06

In millions of euros	2Q06	2Q06 / 2Q05
Revenues	**1,499**	**+11.2%**
Incl. Interest Margin	*876*	*+11.5%*
Incl. Commissions	*623*	*+10.9%*
Operating Expenses and Dep.	-940	+4.2%
Gross Operating Income	**559**	**+25.3%**
Provisions	-31	-26.2%
Pre-Tax Income	**528**	**+30.7%**
Income Attributable to AMS	-30	+36.4%
Pre-Tax Income of French Retail Bkg	**498**	**+30.4%**
Cost / Income	62.7%	-4.2 pt

	1H06	1H06/1H05
Revenues	**€3.0 bn**	**+11.3%**
Cost/income	**62.2%**	**-4.4 pt**
Allocated Equity	**€5.5 bn**	**+9.9%**
Pre-tax ROE	**37%**	**+6 pts**

Including 100 % of French Private Banking for NBI to Operating Income line items

- Revenues up 5.8% / 2Q05 excluding IFRS-related volatility
  - Fees on investment funds and transactions up sharply: +22.4% / 2Q05
  - Fees on other banking transactions: +4.6% / 2Q05
  - Interest margin: +2.3% (delay in client rate adjustments against a backdrop of rising rates)
- Full year revenue growth around 6.5%
  - Impact of higher regulated rates in 2H06


Quarterly Revenues
in €mn
1,350
1,348
1,367
1,386
1,504
1,499
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06


BNP PARIBAS

French Retail Banking

Individuals

- Individual checking & deposit accounts: +80,000 in 1H06
- Steady growth in financial savings
  - Asset inflows: +28.9% / 2Q05
  - Life insurance outstandings: +12.7% / 30.06.05
  - Medium/long term mutual fund outstandings: +11.7% / 30.06.05
- Strong rise in outstanding loans
  - Mortgage: +18.0% / 2Q05
  - Consumer: +7.1% / 2Q05

Corporates

- Very sharp upturn in structured loans to SMEs
- Steady growth in cross-selling
  - Corporate finance fees: x2 / 1H05
  - Customers introduced to Private Banking: +27% / 1H05

Revenues from cross selling between CIB and FRB (100 reference in 2002)


100
263
425
538
223
512
2002
2003
2004
2005
1H06


BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	2Q06	2Q06 / 2Q05
Revenues	**1,795**	**+25.8%**
Operating Expenses and Dep.	-1,005	+27.4%
Gross Operating Income	**790**	**+23.8%**
Provisions	-172	+47.0%
Operating Income	**618**	**+18.6%**
Non Operating Items	23	n.s.
Pre-Tax Income	**641**	**+14.3%**
Cost / Income	56.0%	+0.7 pt

	1H06	1H06/1H05
Revenues	**€ 3.6bn**	**+28.2%**
Cost/Income	**56.2%**	**+0.4 pt**
Allocated Equity	**€6.9bn**	**+27.6%**
Pre-tax ROE	**38%**	**-1 pt**

At constant scope and exchange rates: Revenues: +7.5% ; Operating expenses and dep.: +8.6%; GOI: +6.1% ; Provisions: +3.2%

- Sustained organic growth
  - Revenues: +7.5% / 2Q05 at constant scope and exchange rates
  - Particularly strong contribution from Middle East, Maghreb and TEB operations, despite recent turbulence on the Turkish market
- Cost of risk still very low
  - +3.2% at constant scope and exchange rates
  - Emerging markets: 38 bp in 2Q06

Quarterly revenues

in €mn

1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
1,351	1,427	1,486	1,704	1,766	1,795

BNP PARIBAS

International Retail Banking and Financial Services
BancWest

- Growth in outstandings
  - Loans: +5.5% at constant scope
  - Deposits: +4.1% at constant scope
- Revenues: +3.0% at constant scope
  - Rate backdrop was unfavourable, which led to a dip in the net interest margin (3.35% vs. 3.66% in 2Q05)


BancWest contribution
to Group Revenues
in €mn
454
+21.0%
2Q05
2Q06

- Effect of initial cost synergies following the integration of Commercial Federal


Cost / Income ratio
57.0%*
50.8%
49.9%
*including exceptional integration costs
4Q05
1Q06
2Q06

- Cost of risk kept very low: 11 bp of risk weighted assets in 2Q06


BNP PARIBAS

International Retail Banking and Financial Services
Cetelem

- Very brisk upturn: revenues up 50.4% / 2Q05 (+11.8% at constant scope and exchange rates)
  - France: +5.3% at constant scope and exchange rates
  - Particularly strong contribution from international operations: + 20.7% at constant scope and exchange rates
  - Production: +15.7% (France: +12.1%; outside France: +19.7%)

Quarterly revenues

in €mn

1Q05	2Q05	3Q05	4Q05	1Q06	2Q06
451	452	475	637	639	680

- Operating expenses: +15.2% at constant scope and exchange rates
  - Including provisions for the sales organisation streamlining plan in France ("Défi 2008"; €6mn)
- Pre-tax income: €173mn, +15.3% (+7.6% at constant scope and exchange rates)


BNP PARIBAS

Asset Management and Services

In millions of euros	2Q06	2Q06 / 2Q05
Revenues	**1,105**	**+25.3%**
Operating Expenses and Dep.	-670	+20.5%
Gross Operating Income	**435**	**+33.4%**
Provisions	0	n.s.
Operating Income	**435**	**+35.1%**
Non Operating Items	1	-98.1%
Pre-Tax Income	**436**	**+16.3%**
Cost / Income	60.6%	-2.4 pt

	1H06	1H06/1H05
Revenues	€2.1bn	+26.5%
Cost/Income	61.2%	-3.2 pts
Allocated Equity	€4.3bn	+20.1%
Pre-Tax ROE	38%	+2 pts

- Assets under management: upward trend continues
- Revenues: +25.3% / 2Q05
  - All businesses contribute to sharp growth in revenues
  - Sales performance remains very strong
- Pre-tax income: up 16.3% / 2Q05 (up 35% excluding €52mn in exceptional capital gains in 2Q05)


Assets under management
in €bn
385.5
+18%
454.2
30.06.05
30.06.06


BNP PARIBAS

Asset Management and Services

Net asset inflows for AMS

- Powerful momentum
  - 2Q06: €11.4bn, +60% / 2Q05
  - 1H06: €22.3bn, i.e. +10.4% (annualised) of assets under management
- Balanced contributions from all businesses lines


Asset inflow rate*
4.6%
4.4%
9.9%
10.4%
2003
2004
2005
1H06

* annualised rate as a % of assets under management

Wealth and Asset Management

- Significant growth in revenues driven by very dynamic sales performance
- High profitability: pre-tax income up 35.9% / 2Q05


WAM - Revenues
+22.6%
442
542
in €mn
2Q05
2Q06


BNP PARIBAS

Asset Management and Services

Insurance

- Very strong revenue growth: +29.2%
- Gross asset inflows: €3.9bn in 2Q06
  - France: share of unit-linked insurance products reaches 43.1% of life insurance sales in 1H06, against 29.7% for the market
  - Outside France: very sharp rise in sales of savings products (+41% / 2Q05) and credit protection insurance (+33% / 2Q05)
- Pre-tax income up 33.3% excl. €52mn in exceptional capital gains in 2Q05

Revenues (*in €mn*)

2Q05	2Q06
250	323

+29.2%

Securities Services

- Strong sales performance continues
  - Assets under custody: €3,250bn, +20% / 30.06.05
  - Assets under administration: €512bn, +17% / 30.06.05
  - ING entrusts BPSS with the administration of its funds in Luxemburg and Belgium (€30bn in assets)
- Sharp rise in pre-tax income: +36.7% / 2Q05

Revenues (*in €mn*)

2Q05	2Q06
190	240

+26.3%


BNP PARIBAS

Corporate and Investment Banking

In millions of euros	2Q06	2Q06 / 2Q05
Revenues	**1,912**	**+21.9%**
Operating Expenses and Dep.	-1,153	+27.5%
Gross Operating Income	**759**	**+14.3%**
Provisions	123	n.s.
Operating Income	**882**	**+23.5%**
Non Operating Items	30	+20.0%
Pre-Tax Income	**912**	**+23.4%**
Cost / Income	60.3%	+2.6 pt

	1H06	1H06/1H05
Revenues	€4.2bn	+33.8%
Cost/Income	57.2%	-0.8 pt
Allocated Equity	€9.4bn	+8.1%
Pre-Tax ROE	42%	+9 pts

- Significant increase in revenues: +21.9% / 2Q05
  - Market-related businesses still booming
- Substantial provision write-backs
  - €123mn in 2Q06 / €50mn in 2Q05
  - Need for new provisions still limited
- Stability in allocated equity since the beginning of the year
- Enhanced capital productivity


Pre-Tax ROE
in %
32
26
34
30
42
1H04
2H04
1H05
2H05
1H06


BNP PARIBAS

Corporate and Investment Banking
Advisory and Capital Markets

- Very sharp rise in revenues: +47.4% /2Q05
- Operating expenses: +36.6%

- Equity derivatives: revenues doubled
  - 1/3 of revenues generated outside Europe
  - Half of the recruitments announced already achieved
- Fixed Income: revenues up 27%
  - Flow activities gain significant momentum
  - Innovative systems infrastructure: « Front Office Project of the year » (*The Banker - technology awards - June 06*)
- M&A : #1* in France, #5* in Europe in the first half, up 5 positions from 2005
- Best Global Structured Product House *(Euromoney July 2006)*

* *Thomson Financial - deals announced*


BNP PARIBAS

Corporate and Investment Banking
Financing Businesses

- Revenues down 9.7% against a very high 2Q05
  - Effect of lower margins on plain vanilla loans
  - Further growth in revenues from energy and commodities financing
  - Impact of protection bought to optimise allocated capital
- Operating expenses: +5.0% / 2Q05


Revenues
in €mn
556
582
542
591
587
699
633
613
659
631
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06
Pre-Tax Income
in €mn
268
321
329
286
395
495
419
330
407
482
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06



BNP PARIBAS

Corporate and Investment Banking
More Dynamic Management of Allocated Capital

- Reduction in capital allocated to plain vanilla loans
  - Aim: fuel steady organic growth of market-related operations and specialised finance
- Increase in protection bought since 3Q05
  - Historically low cost



Risk Weighted Assets - CIB
(beginning of period)
Market risks
Counterparty risks - Capital markets
Credit risks - Financing Businesses
in €bn
146
7.0
40.3
98.5
156
7.0
46.7
102.0
149
6.6
49.0
93.3
153
6.4
48.9
97.6
149
5.3
52.4
91.7
2Q05
3Q05
4Q05
1Q06
2Q06
+22.0%
-6.9%
Protection bought
(cumulated amount)
reduction of risk weighted assets, in bn€
2
2
6
12
14
18
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

BNP PARIBAS

BNP Paribas

Results as at 30 June 2006

BNL


BNP PARIBAS

Contribution of BNL to BNP Paribas

In millions of euros	2Q06
Revenues	**757**
Operating Expenses and Dep.	-470
Gross Operating Income	**287**
Provisions	-64
Operating Income	**223**
Non Operating Items	-9
Pre-Tax Income	**214**
Cost / Income	62.1%

- Results including allocated equity and in compliance with group standards
  - No comparable figures in 2005
- 10.4% of Group revenues and 7.4% of pre-tax income


BNP PARIBAS

Results of BNL Group - 2Q06

In millions of euros	2Q06	2Q05	2Q06 / 2Q05
Revenues	**790**	**742**	**+6.5%**
Operating Expenses and Dep.	-486	-501	-3.0%
Gross Operating Income	**304**	**241**	**+25.9%**
Provisions	-41	-49	-16.2%
Operating Income	**263**	**192**	**+36.6%**
Non Operating Items	-6	5	n.s.
Pre-Tax Income	**257**	**197**	**+30.3%**
Cost / Income	61.5%	67.5%	-6.0 pt

- BNL results on a standalone basis, constant method
  - Restated according to BNP Paribas aggregates
- Revenues: +6.5% / 2Q05
  - + 2.6% excluding exceptional items from securities portfolio in 2Q06
- Operating expenses: -3.0% / 2Q05
  - +1% excl. exceptional expenses in 2Q05 (IT costs and advisory fees)
- Reduction in cost of risk and outstanding doubtful commitments


Gross Impaired Loans*
in €bn
5.25
31/12/05
30/06/06

* Aggregate includes NPLs, substandard loans and past-due over 90 days

BNP PARIBAS

BNL - Business Trends

- Individuals : sharp increase in mortgages (+12.7% / 2Q05)


Loans outstandings
BNL SpA
Other loans
Mortgages
in €bn
20.7
+8.9%
22.6
16.2
18.2
2Q05
2Q06
Deposits outstandings
BNL SpA
+2.1%
in €bn
26.4
2Q05
2Q06

- Corporate clients : strong business

Loans Outstandings
BNL SpA
+6.6%
in €bn
28.1
2Q05
2Q06
Deposits outstandings
BNL SpA
+8.2%
in €bn
22.1
2Q05
2Q06

BNP PARIBAS

Acquisition Schedule



2 February : BNL acquisition project announced
26 July : Ordinary shares delisted
February
March
April
May
June
July
5 April : BNP Paribas has a majority stake in BNL
500 executives meet in 4 conventions dedicated to the development project
28 April : Election of the new Board of Directors and appointment of the Managing Director

An acquisition finalised in record time


BNP PARIBAS

A Clear Vision, a Process Well Under Way

- A clearly defined ambition for BNP Paribas in Italy
  - Create a second domestic market in Europe
  - Strengthen penetration into financial services
  - Become the leader in corporate and investment banking
  - Establish an organisation integrated within the Group's businesses

- An integration process well under way
  - Top and second-tier management appointed
  - Conclusions of the 40 working groups delivered in July
  - Industrial project near completion

A major additional value creation lever

Ecco la Nuova BNL !


BNL
Gruppo BNP PARIBAS

- A new logo for BNL, demonstrating both
  - BNL's belonging to the BNP Paribas Group
  - BNL's presence on the Italian market
- A new brand vitality
  - Enhanced sales communications
  - Rollout of the new identity from September

BNL « Title Sponsor »
of the Italian international tennis championships in 2007


BNP PARIBAS

Individual Customers

New sales organisation

- *Streamlined structures: 5 regions instead of 12, strengthened branch groups*
- New private banking model : focus on "upper affluent" customers

Customer acquisition initiatives beginning in the fall of 2006

- *Salesforce programmes and product campaigns*
- Asset Management : extended product offering
- Consumer credit: partnership with Findomestic (« Cessione del quinto », scoring)

First customer acquisition levers for 2007-2009

- Shift the whole network to the visual identity by the end of 2007
- Renovate half of the branches and open 100 new branches
- Rollout of new sales tools: multi-channel banking, CRM...

Create momentum for customer acquisition


BNP PARIBAS

Corporate Clients

New customer segmentation: corporations, public administrations, financial institutions

- Coverage jointly organised with CIB

Extended product offerings as of 2006 with CIB

- Extended cross-selling: Fixed Income, Structured Finance, Corporate Finance...
- *Coverage strengthened with key local authorities*

First customer acquisition levers for 2007-2009

- *International Cash Management*
- Italian desks across the international network of BNP Paribas
- Creation of a leader in leasing with the merger of Locafit and BPLG

Become the benchmark for Italian corporates


BNP PARIBAS

Corporate and Investment Banking

A new brand which draws on the extensive banking expertise of BNP Paribas as well as BNL's corporate presence



BNP PARIBAS-BNL
Corporate and Investment Banking

Initial examples of growth initiatives

• Financial Institutions	Extended sales coverage
	Overall liquidity management solutions (EQD, Fixed Income)
• Equity derivatives	Introduction of Covered Warrants and Certificates
• Corporate Finance	Creation of a team dedicated to mid-caps
	Growth in cross-border transactions
• Fixed Income	Extended staffing of structuring and derivatives sales teams

Become the leader in Corporate and Investment Banking in Italy


BNP PARIBAS

Balance Sheet Adjustments

- €618mn as at 30/06/2006 out of an estimated total of approx. €800mn (before tax)
  - Adjustment process nearing completion
- Adjustments to credit risks: €378mn
  - Specific provisions: limited need for new provisions
  - Widened scope of doubtful loans: integration of past due amounts over 90 days (instead of 180)
  - Portfolio provisioning: enforcement of the BNP Paribas method
- €240mn other
  - Software depreciation, market instruments valuation, deferred taxes…

Coverage ratio

31/12/05	30/06/06
66.8%	72.8%

Aggregate includes NPLs, substandard loans and past-due over 90 days

Improved credit risk coverage


BNP PARIBAS

Synergies and Restructuring Costs

- Revenue synergies, to be revised upwards
  - €150mn, net of additional costs
- Confirmed cost synergies: €250mn



IT and procurement 28%
€70mn
CIB and International 16%
€40mn
Financial Services 11%
€28mn
AMS 7%
€17mn
Network and central functions 38%
€95mn

- Confirmed synergies timing: full effect in 2009
- Confirmed restructuring costs: €450mn
  - Information systems account for half of the restructuring costs
  - Timing: approximately 50% in 2006 and 50% between 2007 and 2008

Value creation potential confirmed


BNP PARIBAS

The New Face of the BNP Paribas Group in Italy


Individuals
around 10mn customers
Corporate and institutionals
58,000 clients
Private Banking
12,500 clients
N°1 Leverage Finance*
N°1 Consumer Credit
N°1 Long term rentals
N°2 Factoring
N°3 Equipment Leasing
Mortgage loans
€20.4bn in outstandings
Assets under management
€92bn
Securitisation*
€3.9bn issued

Creation of a new leader in Italy

* 2005 data


BNP PARIBAS

A New Leader in Italy

- Create momentum for customer acquisition
- Become the benchmark for Italian corporates
- Become the leader in Corporate and Investment Banking

Investor Day on 1 December 2006

BNP PARIBAS

BNP Paribas

Results as at 30 June 2006

Conclusion

BNP PARIBAS

BNP Paribas: A Powerful, Expanding Platform



Revenues
+40.1%
5.2
in €bn
2Q05
2Q06
Revenues 2Q06
BNL 11%
Corporate and Investment Banking 27%
French Retail Banking 21%
Asset Management and Services 16%
International Retail Banking and Financial Services 25%

A powerful and balanced platform firmly based on retail banking (57% of revenues)



Group Discipline Maintained (1/2)
Risk Policy

- Retail banking
  - FRB : high quality corporate and individual portfolios
  - Cetelem : scoring expertise rolled out on all markets
  - BancWest : limited exposure to real estate risk
  - Emerging countries : limited exposure at group level
- Corporate and Investment Banking
  - Maintain strict lending origination standards, namely for LBOs
  - Extended use of risk reduction and hedging techniques



FRB
in bp
23
26
32
39
25
15
Cetelem
in bp
213
209
194
217
209
208
BancWest
in bp
61
38
30
16
10
10
CIB
in bp
51
62
62
7
-9
-19
0
2001 2002 2003 2004 2005 1H06

Low cost of risk on average
More extensive use of new management techniques

Annualised cost of risk - Net provisions/average RWAs

BNP PARIBAS

Group Discipline Maintained (2/2)
Acquisition Policy

- Priority focus on BNL integration and organic growth

- Acquisition opportunities assessed against stringent criteria
  - Robust industrial business case
  - Return on invested equity higher than cost of capital; near-term accretive effect
  - Limited execution risks

- Geographic and business priorities maintained

Selective acquisition policy


BNP PARIBAS

Conclusion

The Group made a decisive step on its growth path in the first half of 2006

It is building a powerful and balanced platform firmly based on retail banking

It is well positioned to make the most of developments on its markets

BNP PARIBAS

BNP Paribas

Results as at 30 June 2006

Appendices



BNP Paribas Group

In millions of euros	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06	1H06	1H05	1H06 / 1H05
Revenues	**7,245**	**5,171**	**+40.1%**	**6,817**	**+6.3%**	**14,062**	**10,774**	**+30.5%**
Operating Expenses and Dep.	-4,288	-3,195	+34.2%	-3,862	+11.0%	-8,150	-6,338	+28.6%
Gross Operating Income	**2,957**	**1,976**	**+49.6%**	**2,955**	**+0.1%**	**5,912**	**4,436**	**+33.3%**
Provisions	-121	-109	+11.0%	-116	+4.3%	-237	-212	+11.8%
Operating Income	**2,836**	**1,867**	**+51.9%**	**2,839**	**-0.1%**	**5,675**	**4,224**	**+34.4%**
Associated Companies	59	103	-42.7%	62	-4.8%	121	176	-31.3%
Other Non Operating Items	-2	103	n.s.	35	n.s.	33	116	n.s.
Non Operating Items	**57**	**206**	**-72.3%**	**97**	**-41.2%**	**154**	**292**	**-47.3%**
Pre-Tax Income	**2,893**	**2,073**	**+39.6%**	**2,936**	**-1.5%**	**5,829**	**4,516**	**+29.1%**
Tax Expense	-837	-533	+57.0%	-806	+3.8%	-1,643	-1,152	+42.6%
Minority Interests	-155	-84	+84.5%	-117	+32.5%	-272	-188	+44.7%
Net Income, Group Share	**1,901**	**1,456**	**+30.6%**	**2,013**	**-5.6%**	**3,914**	**3,176**	**+23.2%**
Cost / Income	**59.2%**	**61.8%**	**-2.6 pt**	**56.7%**	**+2.5 pt**	**58.0%**	**58.8%**	**-0.8 pt**
Cost / Income without BNP Paribas Capital	**59.8%**	**62.0%**	**-2.2 pt**	**57.4%**	**+2.4 pt**			

BNP PARIBAS

Provisions

BNP Paribas Group

in bp

1999	2000	2001	2002	2003	2004	2005	1H06
40	41	45	51	50	30	18	12

Annualised cost of risk - Net provisions/average RWAs

Number of Shares, Earnings and Book Value per Share

Number of shares

in millions	30-Jun-06	30-Jun-05
Number of Shares (end of period)	924.6	871.2
Number of Shares excluding Treasury Shares (end of period)	910.5	825.5
Average number of Shares outstanding excluding Treasury Shares	871.7	828.0

Earnings per share

In euros	1H06	1H05
Earnings Per Share (EPS)	4.4	3.8
Diluted Earning Per Share (Diluted EPS)	4.4	3.8

Book Value per share

In euros	30/06/06	30/06/05
Book value per share	**45.8**	**41.6**
of which shareholders'equity not re-evaluated	*41.7*	*36.4*


BNP PARIBAS

A Solid Financial Structure

In billions of euros	30-Jun-06	31-Dec-05	30-Jun-05
Shareholders' equity Group share, not re-evaluated (a)	**36.5**	**30.7**	**29.0**
Valuation Reserve	**3.7**	**5.5**	**4.3**
(of which BNP Paribas Capital)	(1.7)	(1.6)	(1.3)
Total Capital ratio	**10.7%**	**11.0%**	**10.6%**
Tier One Ratio (b)	**7.6%**	**7.6%**	**7.5%**

(a) Excluding undated participating subordinated notes and after estimated distribution.

(b) on estimated risk weighted assets respetively of E445.0 bn as at 30.06.06, E377.7bn (31.12.05) and E362.7 bn as at 30.06.05.

Ratings

S&P	**AA**	Stable outlook	Reaffirmed on 6 February 2006
Moody's	**Aa2**	Stable outlook	Reaffirmed on 7 February 2006
Fitch	**AA**	Stable outlook	Reaffirmed on 15 May 2006

BNP PARIBAS

FRB* 2Q06 - Fees


Fees
in €mn
565
562
557
578
638
623
198
192
187
202
259
235
367
371
370
376
379
388
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Fees on investment funds and transactions
Fees on other banking transactions

* 100% of French Private Banking



FRB 2Q06 - Outstandings

In billions of euros	Outstandings 2Q06	% Change 1 year 2Q06/2Q05	% Change 1 quarter 2Q06/1Q06	Outstandings 1H06	% Change 1 year 1H06/1H05
LENDINGS (1)					
Total Loans	**94.9**	**+10.0%**	**+2.4%**	**93.8**	**+10.3%**
Individual Customers	50.8	+16.3%	+3.5%	49.9	+16.7%
Incl. Mortgages	43.4	+18.0%	+3.8%	42.6	+18.5%
Incl. Consumer Lending	7.4	+7.1%	+1.7%	7.4	+7.4%
Corporates	41.3	+4.3%	+1.4%	41.0	+4.7%
DEPOSITS and SAVINGS (1)	**80.0**	**+3.9%**	**+1.2%**	**79.6**	**+4.1%**
Cheque and Current Accounts	33.6	+6.6%	+2.4%	33.2	+6.3%
Savings Accounts	37.7	-0.7%	-1.3%	37.9	+0.4%
Market Rate Deposits	8.7	+15.7%	+7.9%	8.4	+13.5%

(1) Average cash Outstandings

In billions of euros	30-Jun-06	% Change 30.06.06/ 30.06.05	% Change 30.06.06/ 31.03.06
Funds under management			
Life Insurance	48.9	+12.7%	+1.3%
Mutual Funds (2)	70.4	+13.7%	-1.7%

(2) These statistics do not include mutual funds assets registered in Luxemburg (PARVEST)

BNP PARIBAS

Financial Services - Outstandings

In billions of euros	June-06	June-05	% Change 1 year /June-05	March-06	% Change 1 quarter /March-06
Cetelem (1)	**48.0**	**33.5**	**+43.4%**	**45.9**	**+4.6%**
France	27.9	19.3	+44.6%	27.1	+3.0%
Outside France	20.1	14.2	+41.7%	18.8	+6.9%
BNP Paribas Lease Group MT	**15.5**	**14.9**	**+4.0%**	**15.3**	**+1.4%**
France	10.7	10.9	-1.6%	10.7	+0.7%
Europe (excluding France)	4.8	4.0	+19.4%	4.6	+3.1%
UCB Individuals	**30.6**	**25.1**	**+22.0%**	**29.2**	**+4.9%**
France Individuals	16.1	14.5	+10.7%	15.6	+2.7%
Europe (excluding France)	14.6	10.6	+37.4%	13.6	+7.3%
Long Term Leasing with Services	**6.4**	**5.9**	**+9.6%**	**6.2**	**+4.3%**
France	2.1	2.0	+5.3%	2.0	+3.0%
Europe (excluding France)	4.3	3.9	+11.8%	4.1	+4.9%
ARVAL (in thousands)					
Financed vehicles	**484**	**451**	**+7.2%**	**470**	**+2.9%**
included in total managed vehicles	603	602	+0.1%	596	+1.2%

(1) Including LaSer-Cofinoga outstandings as at 31.12.05 (€12.0bn: €7.3bn in France and €4.7bn outside France).

BNP PARIBAS

BancWest - Activity

US GAAP

(in billions of USD)	30.06.06	30.06.05	30.06.06 / 30.06.05	31.03.06	30.06.06 / 31.03.06
Total Assets	**66.7**	52.5	+27.0%	65.7	+1.5%
Loans and Leases	**44.4**	34.0	+30.5%	43.7	+1.7%
Deposits	**43.6**	34.6	+25.9%	42.1	+3.6%
Non Performing Assets /Loans and foreclosed properties	**0.46%**	0.42%	+4 bp	0.50%	-4 bp
Allowance for Credit Losses /Total Loans and Leases	**1.09%**	1.25%	-16 bp	1.11%	-2 bp

	2Q06	2Q05	2Q06 / 2Q05	1Q06	2Q06 / 1Q06
Net Interest Margin	**3.35%**	3.66%	-31 bp	3.48%	-13 bp



AMS - Net Asset Inflow and Assets under Management

Net Asset Inflows 1H06 - €22.3bn



€11.5bn
€0.1bn
€3.5bn
€7.2bn

Assets under Management

429.7
144.8
193.0
+€24.5bn
Net Asset Inflows €22.3bn
Scope, performance, exchange & other effects: €2.2bn
454.2
4.3
146.9
208.5
in €bn
31.12.05
30.06.06

☐ Asset Management ☐ Private Banking and Cortal Consors ■ Insurance ☐ Real Estate Services

BNP PARIBAS

Asset Management: Breakdown of Assets under Management

31/12/05



Money Market
27%
Bonds
28%
Structured, alternative & index-based
14%
Diversified
13%
Equity
18%

€193.0bn

30/06/06



Money Market
26%
Bonds
26%
Structured, alternative & index-based
14%
Diversified
14%
Equity
20%

€208.5bn

BNP PARIBAS

BNP Paribas

Results as at 30 June 2006

Paris

2 August 2006


BNP PARIBAS

RECEIVED
2006 SEP 12 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RESULTS AS AT 31 MARCH 2006

PRESS RELEASE

9 May 2006


BNP PARIBAS

Paris, 19 May 2006

1ST QUARTER 2006 RESULTS

A powerful growth drive in a very good global economic and business environment

UNPRECEDENTED GROWTH OF THE BUSINESS:

NET BANKING INCOME *(EXCLUDING BNP PARIBAS CAPITAL)*:
6.7 BILLION EUROS (+28.1%/1Q05)

SHARP RISE IN OPERATING PROFITABILITY:

GROSS OPERATING INCOME *(EXCLUDING BNP PARIBAS CAPITAL)*:
2.9 BILLION EUROS (+35.7%/1Q05)

OPERATING INCOME *(EXCLUDING BNP PARIBAS CAPITAL)*:
2.7 BILLION EUROS (+36.6%/1Q05)

SHARP RISE IN PRE-TAX INCOME IN ALL CORE BUSINESSES:

FRENCH RETAIL BANKING: +31%

INTERNATIONAL RETAIL BANKING & FINANCIAL SERVICES: +39%

ASSET MANAGEMENT AND SERVICES: +46%

CORPORATE AND INVESTMENT BANKING: +49%

NET PROFIT AFTER TAX:

2.0 BILLION EUROS (+17%/1Q05)

On 17 May 2006, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, reviewed the accounts for the first quarter of the year.

UNPRECEDENTED GROWTH IN REVENUES AND PROFITS

BNP Paribas further extended its growth drive and posted quarterly net banking income of €6,817 million in the first quarter 2006, up 21.7% from the first quarter 2005. Excluding BNP Paribas Capital[1], net banking income grew 28.1%. This strong growth is the result of a combination of vigorous organic growth (+20.7% excluding BNP Paribas Capital and at constant scope and exchange rates) and the selective acquisition strategy implemented by the Group.

Changes in operating expenses and depreciation trailed this trend, at +22.9%, compared to the first quarter 2005 (+15.4% at constant scope and exchange rates, excluding BNP Paribas Capital, due in part to increased bonuses paid out by the Corporate and Investment Banking businesses). Since the beginning of 2006, the Group has recruited 2,000 people world-wide, including 1,200 in France. However, at constant scope and exchange rates, operating expenses and depreciation rose less than revenues, both for the Group, excluding BNP Paribas Capital, and for each of the core businesses (positive jaws effect). The cost/income ratio, at 57.4% excluding BNP Paribas Capital, thus also improved by 2.4 points, confirming the extremely competitive position of the Group within the Eurozone.

Gross operating income reached €2,955 million, a rise of 20.1% from the first quarter 2005 (+35.7% excluding BNP Paribas Capital).

The cost of risk (€116 million, +12.6%) was down 18.9% from the first quarter 2005 at constant scope and exchange rates, excluding BNP Paribas Capital, against a backdrop of a still very favourable environment in terms of credit risk.

Net income group share rose 17.0% compared to the first quarter 2005 to €2,013 million, a particularly high benchmark due to BNP Paribas Capital's exceptionally high capital gains at that time. This result places BNP Paribas ahead of all the Eurozone banks.

◆

All the Group's core businesses contributed to this buoyant growth:

French Retail Banking had an excellent quarter, which lead to a re-estimation of the projected average rise in net banking income to a level close to +6% in 2006.

International Retail Banking and Financial Services combined sustained organic growth (+8.3%) and selective acquisitions to achieve over 30% revenue growth.

The sales and marketing drive carried out by **Asset Management and Services** generated substantial asset inflows (annualised rate of over 10% of assets under management) and 27.8% revenue growth – remarkably fast-paced growth enhanced by bullish stock markets.

Corporate and Investment Banking, capitalising on a very favourable environment, achieved one of the industry's best performances with revenues up 45.7%.

---

[1] According to IFRS accounting standards, capital gains realised on non consolidated investments, notably private equity investments, are included in net banking income. Since BNP Paribas Capital records capital gains that vary widely from one quarter to the next, it is relevant to analyse changes in accounting aggregates excluding BNP Paribas Capital.

A STRONG GROWTH DRIVE IN ALL CORE BUSINESSES

1. Retail Banking

French Retail Banking (FRB)

Within the French retail network[2], net banking income rose 11.4% to €1,504 million compared to the first quarter 2005. The sharp rise in interest margin, up 10.3% to €866 million, is due in part to substantial withdrawals from Home Ownership Savings Plans during the quarter, which resulted in a one-off provision write-back of €35 million. Fees climbed 12.9% to €638 million, due to a very sharp increase in fees collected on stock market and financial transactions (+31.3%). Beyond the increased volatility that IFRS accounting standards introduced to changes in interest margin, the first quarter's performance has resulted in a reassessment of the average growth in net banking income within the French retail network, which is now expected to be close to 6% in 2006.

Cost discipline kept operating expenses and depreciation in check (+3.6%), enabling gross operating income to soar sharply, up 26.8% compared to the first quarter 2005. The cost of risk, which was already low, fell a further 29.5% to €31 million, or 0.15% of weighted assets.

After allocating one-third of French private banking earnings to the Asset Management and Services core business, pre-tax income for the French Retail Banking core business rose 31.4% to €511 million.

The core business continued to generate strong growth in loans to **individual** customers (+17.1% compared to the first quarter 2005) and in savings inflows, notably in life insurance and medium to long-term mutual funds (outstandings grew year-on-year respectively +15.3% and +18.1%). Through Multichannel Banking, a range of excellent services are made available to customers. The number of cheque and deposit accounts rose at an even faster pace (+40,000 compared to +36,000 in the first quarter 2005).

Outstanding loans to **business** customers rose 5.2% compared to the first quarter 2005. The number of customers calls was on the rise and cross-selling added-value products and services is quickly becoming widespread, especially in Corporate Finance (fees: +50%), Fixed Income (fees: +20%), Leasing Vehicles with Services (number of vehicles: +30%), which confirms the effectiveness and success of the Business Centres.

International Retail Banking and Financial Services (IRFS)

The IRFS core business reported a 30.7% rise in net banking income to €1,766 million, due to the combined effect of buoyant organic growth (+8.3% at constant scope and exchange rates) and the contribution of acquisitions made in 2005, particularly Laser-Cofinoga and Commercial Federal in the US. Operating expenses and depreciation reflect this fresh growth in business (+31.1%, or +7.6% at constant scope and exchange rates). As a result, gross operating income jumped 30.3% to €770 million (+9.3% at constant scope and exchange rates).

The cost of risk, at €153 million, was up 15.0%, although it fell a further 14.6% at constant scope and exchange rates and the IRFS core business posted pre-tax income of €675 million (+38.9%).

BancWest improved its pre-tax income by 41.0%. It reaped the benefits from the integration of Commercial Federal, which will generate synergies in 2006 as expected ($37 million). At constant scope and exchange rates, BancWest reported net banking income up 8.6% and pre-tax income up 17.1%, which reflects the dynamic and profitable organic growth.

Cetelem continued to pursue strong growth performance and its pre-tax income leaped 59.1% compared to the first quarter 2005. At constant scope and exchange rates, net banking income rose 6.9%, the cost of risk was down and pre-tax income was up sharply: +45.7%.

This growth performance will be further strengthened by new partnerships alliances forged during the quarter with Saint-Gobain in France (800 outlets) and Submarino in Brazil (top local online retailer).

Arval, **BNP Paribas Lease Group** and **UCB** continued their European growth. Together these businesses account for €50 billion in outstandings (+16.0% year-on-year), net banking income of €341 million (+6.9% compared to the first quarter 2005) and pre-tax income of €122 million (+8.9% compared to the first quarter 2005)

---

[2] *Including 100% of private banking in France.*

Emerging Markets recorded steep rises in net banking income, up 28.2% to €209 million. Branch openings in the Gulf and North Africa countries, and the rapid development of TEB-Mali in Turkey, made a substantial contribution to organic growth across the Mediterranean region, both in terms of the core business' business operations and cross-selling to the Group's other business units (in particular to Corporate Banking, Trade Finance, Leasing and Asset Management). The acquisition of UkrSibbank in Ukraine, completed in April 2006, will provide the business with a fresh source of growth.

2. Asset Management and Services (AMS)

The AMS core business reported net banking income of €1,039 million, an increase of 27.8% compared to the first quarter 2005. This very strong performance demonstrates that its growth and value creation model is working very well.

Supporting this continued growth, operating expenses and depreciation rose at a brisk rate (+19.8%), but this rate was substantially lower than the revenue growth rate, such that pre-tax income (€401 million) grew at an accelerated pace: +45.8%.

As at 31 March 2006, total assets under management of all business units within AMS were €451.3 billion, which amounts to year-on-year growth of 25%. This sharp rise is notably the result of substantial net asset inflows during the first quarter, totalling €10.9 billion, which amounts to an annualised net asset inflow rate of 10.1%.

The **Wealth & Asset Management** business unit, reaping the benefit of both bullish and buoyant stock markets, had brisk business, both in terms of new net inflows (in the Asset Management and Private Banking business units) and stock market transactions (in particular at Cortal Consors: +63%). The Real Estate Services business continued its rapid growth. In total, Wealth & Asset Management's net banking income jumped 27.1% to €520 million and its pre-tax income soared 48.3% to €175 million.

Insurance continued the same rapid growth it achieved in previous years. In a favourable market and regulatory context, this business unit generated record premiums income in France (+28% compared to the first quarter 2005).

Outside France, premiums income was up even more sharply (+52% compared to the first quarter 2005). In total, revenues, boosted by bullish equity markets, rose to €310 million (+30.8%) and pre-tax income to €172 million, up 39.8% compared to the first quarter 2005.

Securities Services reported solid growth in its business, both in terms of global custody and fund administration services. Assets under custody reached €3,291 billion, up 26% compared to 31 March 2005. Net banking income (€209 million) climbed 25.1% compared to the first quarter 2005, while pre-tax income (€54 million) soared 58.8%.

3. Corporate and Investment Banking (CIB)

The Corporate and Investment Banking businesses managed to capitalise on a favourable environment and reported one of the industry's best revenue growth, with net banking income of €2,282 million, up 45.7% compared to the first quarter 2005.

The rise of operating expenses and depreciation, up 36.3%, was mostly due to bonuses, but also reflects the effect of continuing selective reinforcement of the core business's franchises, in particular in derivatives. Gross operating income jumped 59.0% to €1,038 million. CIB's cost/income ratio of 54.5% is a benchmark for similar businesses around the world.

Again, write-backs of provisions for certain loans exceeded the low-level of new provisions. This quarter, a net amount of €18 million in provisions was written back, compared to €47 million during the first quarter 2005. CIB's pre-tax income was thus up 48.6% to €1,064 million.

During the course of the first quarter 2006, the **Advisory and Capital Market business units** grew their net banking income by 65.8% to €1,623 million compared to the first quarter 2005.

Equity derivatives managed to capitalise the most on the favourable market environment. Sales of structured derivatives to customers grew at a brisk pace and, in addition to Europe where the bulk of revenues are concentrated, business units in New York, Tokyo and Hong Kong substantially grew their contribution. In Fixed Income, sales of interest rate derivatives, in particular option-based derivatives, rose sharply, as did credit derivatives. In M&A activities in Europe, BNP Paribas ranked 6th [3] in a very dynamic market.

[3] *Source: Thomson Financial, deals announced in 1Q06.*

In total, the pre-tax income of the Advisory and Capital Market business units jumped to €657 million, over double its level in the first quarter 2005. Market risks remained at a low level.

The Financing businesses reported a substantial rise in revenues from high value-added businesses: specialised energy and commodities financing as well as project, acquisition and leverage financing. They posted €659 million in net banking income (+12.3% compared to the first quarter 2005). Their highly specialised expertise was recently highlighted for the second year in a row by the magazine Euroweek, which named them the "*Best Arranger of Western European Loans.*"

Given this performance, and although the amount of provision write-backs in the first quarter 2005 was greater than that in the first quarter of this year, the pre-tax income of the Financing businesses rose a further 3.0% to €407 million.

◆

As at 31 March 2006, with the capital increase intended to finance the acquisition of BNL completed, the Tier 1 ratio was estimated to be 9.5%. Thus, if the acquisition of BNL, the hybrid equity issued in connection with this transaction and the purchase of a 51% stake in UrkSibbank also finalised in April, are all factored into proforma calculations, the Tier 1 ratio comes to 7.2%.

The various phases of the BNL acquisition are going extremely well. The deal was announced on 2 February and by 29 March all the regulatory authorisations required, in particular the approval of the Bank of Italy, had been obtained and BNP Paribas took control of the bank on 5 April. With the public offer over, the Group now holds 97% of BNL's ordinary shares and the delisting formalities will be performed in the coming months.

The due diligence is currently under way. The taskforces set up to confirm the business plan, the restructuring costs and the synergies associated with the BNL/BNP Paribas integration have just got down to work. A preliminary review of their work will be unveiled in August when the second quarter results are reported.



Commenting on these results, Baudouin Prot, Chief Executive Officer, said, "Supported by a very positive global economic and business cycle, the business experienced unprecedented growth this quarter with pre-tax income up 30% to 50% in all the core businesses.

The acquisition of BNL will deliver, in the near to medium-term, substantial fresh impetus, giving the Group a second domestic market and new synergy opportunities in Europe."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**6,817**	**5,603**	**+21.7%**	**5,622**	**+21.3%**
Operating Expenses and Dep.	-3,862	-3,143	+22.9%	-3,669	+5.3%
Gross Operating Income	**2,955**	**2,460**	**+20.1%**	**1,953**	**+51.3%**
Provisions	-116	-103	+12.6%	-293	-60.4%
Operating Income	**2,839**	**2,357**	**+20.4%**	**1,660**	**+71.0%**
Associated Companies	62	73	-15.1%	92	-32.6%
Other Non Operating Items	35	13	x 2.7	72	-51.4%
Non Operating Items	**97**	**86**	**+12.8%**	**164**	**-40.9%**
Pre-Tax Income	**2,936**	**2,443**	**+20.2%**	**1,824**	**+61.0%**
Tax Expense	-806	-619	+30.2%	-358	x 2.3
Minority Interests	-117	-104	+12.5%	-131	-10.7%
Net Income, Group Share	**2,013**	**1,720**	**+17.0%**	**1,335**	**+50.8%**
Cost / Income	**56.7%**	**56.1%**	**+0.6 pt**	**65.3%**	**-8.6 pt**
Cost / Income without BNP Paribas Capital	**57.4%**	**59.8%**	**-2.4 pt**	**64.7%**	**-7.3 pt**

Excluding BNP Paribas Capital and at constant scope and exchange rates / 1Q05:

- NBI	*+20.7%*
- Operating Exp. and Dep.	*+15.4%*
- GOI	*+28.6%*
- Provisions	*-18.9%*
- Operating Income	*+31.1%*
- Pre-Tax Income	*+32.6%*

- BNP Paribas Capital's contribution to NBI: €98mn in 1Q06 compared to €357mn in 1Q05
- Sharp organic growth in GOI: +28.6% (excluding BNP Paribas Capital)
  - Revenues up 20.7%
  - Costs up 15.4%
- Cost of risk: maintained a positive trend
  - 18.9% decline at constant scope and exchange rates (excluding BNP Paribas Capital)
  - Scope effects (principally LaSer-Cofinoga and Commercial Federal): €39mn
- Annualised after-tax ROE: 22.2% in 1Q06
  - Based on equity including the capital increase on 31 March 2006

1ST QUARTER 2006 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**3,210**	**1,039**	**2,282**	**98**	**188**	**6,817**
Change/1Q05	+20.9%	+27.8%	+45.7%	-72.5%	-10.9%	+21.7%
Change/4Q05	+5.4%	+5.3%	+42.6%	n.s.	n.s.	+21.3%
Operating Expenses and Dep.	-1,898	-642	-1,244	-4	-74	-3,862
Change/1Q05	+16.3%	+19.8%	+36.3%	-33.3%	+32.1%	+22.9%
Change/4Q05	-4.1%	-2.3%	+34.3%	-42.9%	-26.0%	+5.3%
Gross Operating Income	**1,312**	**397**	**1,038**	**94**	**114**	**2,955**
Change/1Q05	+28.1%	+43.3%	+59.0%	-73.2%	-26.5%	+20.1%
Change/4Q05	+23.1%	+20.3%	+54.0%	n.s.	n.s.	+51.3%
Provisions	-184	7	18	5	38	-116
Change/1Q05	+4.0%	n.s.	-61.7%	n.s.	+26.7%	+12.6%
Change/4Q05	-26.7%	n.s.	n.s.	n.s.	n.s.	-60.4%
Operating Income	**1,128**	**404**	**1,056**	**99**	**152**	**2,839**
Change/1Q05	+33.2%	+47.4%	+50.9%	-71.8%	-17.8%	+20.4%
Change/4Q05	+38.4%	+22.4%	+60.5%	n.s.	n.s.	+71.0%
Associated Companies	20	-1	1	27	15	62
Other Non Operating Items	38	-2	7	0	-8	35
Pre-Tax Income	**1,186**	**401**	**1,064**	**126**	**159**	**2,936**
Change/1Q05	+35.5%	+45.8%	+48.6%	-66.6%	-20.5%	+20.2%
Change/4Q05	+40.9%	+21.1%	+58.6%	x 4.3	n.s.	+61.0%

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**3,210**	**1,039**	**2,282**	**98**	**188**	**6,817**
1Q05	2,656	813	1,566	357	211	5,603
4Q05	3,045	987	1,600	-39	29	5,622
Operating Expenses and Dep.	-1,898	-642	-1,244	-4	-74	-3,862
1Q05	-1,632	-536	-913	-6	-56	-3,143
4Q05	-1,979	-657	-926	-7	-100	-3,669
Gross Operating Income	**1,312**	**397**	**1,038**	**94**	**114**	**2,955**
1Q05	1,024	277	653	351	155	2,460
4Q05	1,066	330	674	-46	-71	1,953
Provisions	-184	7	18	5	38	-116
1Q05	-177	-3	47	0	30	-103
4Q05	-251	0	-16	-1	-25	-293
Operating Income	**1,128**	**404**	**1,056**	**99**	**152**	**2,839**
1Q05	847	274	700	351	185	2,357
4Q05	815	330	658	-47	-96	1,660
Associated Companies	20	-1	1	27	15	62
1Q05	26	0	2	19	26	73
4Q05	16	1	1	76	-2	92
Other Non Operating Items	38	-2	7	0	-8	35
1Q05	2	1	14	7	-11	13
4Q05	11	0	12	0	49	72
Pre-Tax Income	**1,186**	**401**	**1,064**	**126**	**159**	**2,936**
1Q05	875	275	716	377	200	2,443
4Q05	842	331	671	29	-49	1,824
Minority Interests						-117
Tax Expense						-806
Net Income, Group Share						**2,013**

RETAIL BANKING

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**3,210**	**2,656**	**+20.9%**	**3,045**	**+5.4%**
Operating Expenses and Dep.	-1,898	-1,632	+16.3%	-1,979	-4.1%
Gross Operating Income	**1,312**	**1,024**	**+28.1%**	**1,066**	**+23.1%**
Provisions	-184	-177	+4.0%	-251	-26.7%
Operating Income	**1,128**	**847**	**+33.2%**	**815**	**+38.4%**
Associated Companies	20	26	-23.1%	16	+25.0%
Other Non Operating Items	38	2	n.s.	11	n.s.
Pre-Tax Income	**1,186**	**875**	**+35.5%**	**842**	**+40.9%**
Cost / Income	59.1%	61.4%	-2.3 pt	65.0%	-5.9 pt
Allocated Equity (Ebn)	12.4	10.3	+20.3%		
Pre-Tax ROE	38%	34%	+4 pt		

FRENCH RETAIL BANKING

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,504**	**1,350**	**+11.4%**	**1,386**	**+8.5%**
Incl. Interest Margin	*866*	*785*	*+10.3%*	*808*	*+7.2%*
Incl. Commissions	*638*	*565*	*+12.9%*	*578*	*+10.4%*
Operating Expenses and Dep.	-927	-895	+3.6%	-970	-4.4%
Gross Operating Income	**577**	**455**	**+26.8%**	**416**	**+38.7%**
Provisions	-31	-44	-29.5%	-68	-54.4%
Operating Income	**546**	**411**	**+32.8%**	**348**	**+56.9%**
Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**546**	**411**	**+32.8%**	**348**	**+56.9%**
Income Attributable to AMS	-35	-22	+59.1%	-21	+66.7%
Pre-Tax Income of French Retail Bkg	**511**	**389**	**+31.4%**	**327**	**+56.3%**
Cost / Income	61.6%	66.3%	-4.7 pt	70.0%	-8.4 pt
Allocated Equity (Ebn)	5.4	5.0	+9.6%		
Pre-Tax ROE	38%	31%	+7 pt		

Including 100% of French Private Banking for NBI to Pre-Tax Income items.

- Net Banking Income: sustained sales and marketing drive
  - Fees on investment funds and transactions up very sharply: +31.3%/1Q05
  - Fees on other banking transactions: +3.1%/1Q05
  - Interest margin: one-off €35mn write-back on the Home Ownership Savings Plans and Accounts provision due to substantial withdrawals
- Net Banking Income average growth expected to be close to 6% for this year
- Operating expenses & depreciation under control: +3.6%/1Q05
- Cost of risk on RWAs: 15 b.p. in 1Q06 compared to 23 b.p. in 1Q05

INDIVIDUAL CUSTOMERS

- Continued to win new customers at an accelerated pace


Growth in the number of individual cheque and deposit accounts
+17,700
+23,000
+28,400
+36,000
+40,000
1Q02
1Q03
1Q04
1Q05
1Q06

- Success of multi-channel retail banking confirmed
  - Customer contacts handled by the multi-channel call centres:+43% (1Q06/1Q05)
  - Number of customers who logged on at least once to the online web portal bnpparibas.net : +43% (1Q06/1Q05)
- High volume of financial savings inflows
  - Life insurance: asset inflows +38% ; outstandings +15.3% compared to 31/03/05
  - Medium/Long-term mutual funds: asset inflows +24% ; outstandings +18.1% compared to 31/03/05
- Growth in outstanding loans: +17.1%, faster than the market (+13.9%)

CORPORATE SEGMENT: SUCCESS OF THE BUSINESS CENTRES CONFIRMED

- Continued to intensify calls on customers
- Good momentum in loans: + 5.2% / 1Q05


Outstanding Business Loans
(average amounts)
in €bn
40.8
40.0
38.8
38.3
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
39.6
40.0
40.3
40.7
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

- Major growth in cross-selling
  - Corporate Finance fees: +50%/1Q05
  - Fixed Income fees: +20%/1Q05
  - Vehicles delivered by Arval: +30%/1Q05


Fees
565
562
557
578
638
197.6
191.7
187.3
201.5
259.3
367.2
370.7
369.9
376.4
378.7
Fees on investment funds and transactions
Fees on other banking transactions
in €mn
1Q05
2Q05
3Q05
4Q05
1Q06

Including 100% of French Private Banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 1Q06	% Change 1year 1Q06/1Q05	% Change 1quarter 1Q06/4Q05
LENDINGS (1)			
Total Loans	**92.7**	**+10.6%**	**+2.6%**
Individual Customers	49.1	+17.1%	+4.2%
Incl. Mortgages	41.8	+18.9%	+4.7%
Incl. Consumer Lending	7.3	+7.7%	+1.1%
Corporates	40.7	+5.2%	+1.1%
DEPOSITS and SAVINGS (1)	**79.1**	**+4.2%**	**+1.2%**
Cheque and Current Accounts	32.8	+6.0%	+0.8%
Savings Accounts	38.2	+1.4%	+0.7%
Market Rate Deposits	8.1	+11.2%	+5.5%

(1) Average cash Outstandings

In billions of euros	31.03.2006	%Change 31.03.06/ 31.03.05	%Change 31.03.06/ 31.12.05
Funds under management			
Life Insurance	48.3	+15.3%	+5.5%
Mutual Funds (2)	71.1	+18.1%	+8.2%

(2) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,766**	**1,351**	**+30.7%**	**1,704**	**+3.6%**
Operating Expenses and Dep.	-996	-760	+31.1%	-1,033	-3.6%
Gross Operating Income	**770**	**591**	**+30.3%**	**671**	**+14.8%**
Provisions	-153	-133	+15.0%	-183	-16.4%
Operating Income	**617**	**458**	**+34.7%**	**488**	**+26.4%**
Associated Companies	20	26	-23.1%	16	+25.0%
Other Non Operating Items	38	2	n.s.	11	n.s.
Pre-Tax Income	**675**	**486**	**+38.9%**	**515**	**+31.1%**
Cost / Income	56.4%	56.3%	+0.1 pt	60.6%	-4.2 pt
Allocated Equity (Ebn)	6.9	5.3	+30.4%		
Pre-Tax ROE	39%	37%	+2 pt		

At constant scope and exchange rates / 1Q05 : NBI : +8.3% ; Operating expenses and dep. : +7.6%; GOI : +9.3% ; Provisions: -14.6% : Pre-tax Income : +22,4%

- Sustained organic growth
  - Net Banking Income: +8.3% at constant scope and exchange rates
  - Operating expenses and depreciation: +7.6% at constant scope and exchange rates (intensified business development initiatives: opened branches, rolled out new products and new businesses)
- Significant contribution from acquisitions (€240mn in Net Banking Income)
  - Main scope effects for the quarter: LaSer Cofinoga, Commercial Federal
- Cost of risk, at constant scope and exchange rates, down 14.6%
- Rise in revenues and results of all the business lines

BANCWEST

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**577**	**418**	**+38.0%**	**525**	**+9.9%**
Operating Expenses and Dep.	-293	-212	+38.2%	-299	-2.0%
Gross Operating Income	**284**	**206**	**+37.9%**	**226**	**+25.7%**
Provisions	-9	-11	-18.2%	-8	+12.5%
Operating Income	**275**	**195**	**+41.0%**	**218**	**+26.1%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**275**	**195**	**+41.0%**	**218**	**+26.1%**
Cost / Income	50.8%	50.7%	+0.1 pt	57.0%	-6.2 pt
Allocated Equity (Ebn)	2.7	1.7	+55.3%		
Pre-Tax ROE	41%	45%	-4 pt		

At constant scope and exchange rates / 1Q05 : NBI : +8.6% ; Operating expenses and dep. : +5.4%; GOI : +12.1% ; Pre-tax Income : +17.1%

(US GAAP)

(in billions of USD)	31.03.06	31.03.05	31.03.06 / 31.03.05	31.12.05	31.03.06 / 31.12.05
Total Assets	65.7	51.4	+27.8%	66.3	-0.9%
Loans and Leases	43.7	33.2	+31.5%	43.8	-0.2%
Deposits	42.1	35.0	+20.4%	42.4	-0.7%
Non Performing Assets /Loans and foreclosed properties	0.50%	0.45%	+5 bp	0.51%	-1 bp
Allowance for Credit Losses /Total Loans and Leases	1.11%	1.30%	-19 bp	1.12%	-1 bp

	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Interest Margin	3.48%	3.80%	-32 bp	3.51%	-3 bp

- Successful integration of Commercial Federal
  - Synergies confirmed : $37mn for 2006
- Strong growth dynamic at constant scope and exchange rates / 1Q05
  - NBI: +8.6%
  - Loans: +6.9%
  - Deposits: +3.8%
- Operating expenses and depreciation: +5.4% at constant scope and exchange rates
- Cost of risk still very limited
- Pre-tax income: €275mn, +41.0% / 1Q05
  - 17.1% growth at constant scope and exchange rates

CETELEM

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**639**	**451**	**+41.7%**	**637**	**+0.3%**
Operating Expenses and Dep.	-353	-237	+48.9%	-372	-5.1%
Gross Operating Income	**286**	**214**	**+33.6%**	**265**	**+7.9%**
Provisions	-131	-106	+23.6%	-138	-5.1%
Operating Income	**155**	**108**	**+43.5%**	**127**	**+22.0%**
Associated Companies	18	24	-25.0%	16	+12.5%
Other Non Operating Items	37	0	n.s.	7	n.s.
Pre-Tax Income	**210**	**132**	**+59.1%**	**150**	**+40.0%**
Cost / Income	55.2%	52.5%	+2.7 pt	58.4%	-3.2 pt
Allocated Equity (Ebn)	1.8	1.5	+17.8%		
Pre-Tax ROE	46%	34%	+12 pt		

At constant scope and exchange rates / 1Q05 : NBI : +6.9% ; Operating expenses and dep. : +7.6%; GOI : +6.1% ; Pre-tax Income : +45.7%

- Net Banking Income: +41.7%/1Q05 (+6.9% at constant scope and exchange rates)
- New loans : +21%/1Q05 at constant scope (France: +14%; outside France: +29%)
- Operating income: +18.7% at constant scope and exchange rates
- Pre-tax income: €210mn, +59.1%/1Q05
  - Capital gains from the sale of a LaSer-Cofinoga's subsidiary : €37mn
- New partnership alliances
  - Saint-Gobain: 800 sales outlets
  - Submarino: a leader in online business in Brazil

ARVAL, BNP PARIBAS LEASE GROUP, UCB

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**341**	**319**	**+6.9%**	**330**	**+3.3%**
Operating Expenses and Dep.	-212	-199	+6.5%	-225	-5.8%
Gross Operating Income	**129**	**120**	**+7.5%**	**105**	**+22.9%**
Provisions	-10	-12	-16.7%	-17	-41.2%
Operating Income	**119**	**108**	**+10.2%**	**88**	**+35.2%**
Associated Companies	2	2	+0.0%	0	n.s.
Other Non Operating Items	1	2	-50.0%	2	-50.0%
Pre-Tax Income	**122**	**112**	**+8.9%**	**90**	**+35.6%**
Cost / Income	62.2%	62.4%	-0.2 pt	68.2%	-6.0 pt
Allocated Equity (Ebn)	1.8	1.6	+12.6%		
Pre-Tax ROE	27%	28%	-1 pt		

- Net Banking Income: €341mn, +6.9% /1Q05
- Continued to grow outstandings: +16.0% /1Q05
- Pre-tax income: €122mn, +8.9%/1Q05

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Mar-06	Mar-05	% Change 1 year /Mar-05	Dec-05	% Change 1 quarter /Dec-05
Cetelem (1)	**45.9**	**32.4**	**+41.6%**	**47.4**	**-3.1%**
France	27.1	19.1	+41.8%	26.8	+1.2%
Outside France (2)	18.8	13.3	+41.3%	20.6	-8.7%
BNP Paribas Lease Group MT	**15.3**	**14.7**	**+4.2%**	**15.1**	**+1.5%**
France	10.7	10.8	-1.5%	10.8	-1.0%
Europe (excluding France)	4.6	3.9	+20.0%	4.3	+7.9%
UCB	**29.2**	**23.7**	**+23.4%**	**28.0**	**+4.2%**
France	15.6	14.0	+11.8%	15.4	+1.6%
Europe (excluding France)	13.6	9.7	+40.1%	12.6	+7.3%
Long Term Leasing with Services	**6.2**	**5.3**	**+15.9%**	**6.1**	**+0.6%**
France	2.0	1.8	+13.7%	2.0	-0.4%
Europe (excluding France)	4.1	3.5	+17.0%	4.1	+1.0%
ARVAL (in thousands)					
Financed vehicles	**470**	**439**	**+7.2%**	**469**	**+0.3%**
included in total managed vehicles	596	601	-0.9%	607	-1.8%

(1) Including LaSer-Cofinoga outstandings as at 31.12.05 (€12.0 bn: €7.3bn in France and €4.7bn outside France).

(2) Disposal of a subsidiary of LaSer-Cofinoga in 1Q06 (€2.5bn)

EMERGING MARKETS

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**209**	**163**	**+28.2%**	**212**	**-1.4%**
Operating Expenses and Dep.	-138	-112	+23.2%	-137	+0.7%
Gross Operating Income	**71**	**51**	**+39.2%**	**75**	**-5.3%**
Provisions	-3	-4	-25.0%	-20	-85.0%
Operating Income	**68**	**47**	**+44.7%**	**55**	**+23.6%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	2	n.s.
Pre-Tax Income	**68**	**47**	**+44.7%**	**57**	**+19.3%**
Cost / Income	66.0%	68.7%	-2.7 pt	64.6%	+1.4 pt
Allocated Equity (Ebn)	0.7	0.5	+39.2%		
Pre-Tax ROE	41%	40%	+1 pt		

At constant scope and exchange rates / 1Q05 : NBI : +18.4% ; Operating expenses and dep. : +13.2%; GOI : +29.3% ; Pre-tax Income : +35.4%

- Continued to develop the business
  - New branches: +69 year-on-year mainly in Turkey, the Middle East and in North Africa
  - Acquisition of a 51% stake in UkrSibbank completed on 14 April 2006
- Sharp rise in operating performances: GOI +39,2% /1Q05
  - Net Banking Income: + 28.2% (+18.4% at constant scope and exchange rates)
  - Operating expenses and depreciation: +23.2%/1Q05 due in particular to branch openings (+13.2% at constant scope and exchange rates)
- Very limited cost of risk
- Pre-tax income: €68mn, +44.7%/1Q05

EMERGING MARKETS - TURKEY



Number of branches
193
113
88
2004
2005
2006

- Stepped up efforts to expand the branch network
  - 193 branches planned by the end of 2006
  - Extended the retail bank's product offering
- International Expansion of Corporate Banking
  - In Turkey: opened a European Desk in Istanbul and 3 Trade Centres, developed contacts with 54 multinational corporations
  - Turkish desks: opened in Algiers, planned openings in Israel, Morocco and Ukraine in 2006 and 2007
- Implemented synergies with the Group's business lines and corporate functions
  - Cooperation agreement: TEB Leasing and BNP Paribas Lease Group
  - Cost synergies on procurement

ASSET MANAGEMENT AND SERVICES

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,039**	**813**	**+27.8%**	**987**	**+5.3%**
Operating Expenses and Dep.	-642	-536	+19.8%	-657	-2.3%
Gross Operating Income	**397**	**277**	**+43.3%**	**330**	**+20.3%**
Provisions	7	-3	n.s.	0	n.s.
Operating Income	**404**	**274**	**+47.4%**	**330**	**+22.4%**
Associated Companies	-1	0	n.s.	1	n.s.
Other Non Operating Items	-2	1	n.s.	0	n.s.
Pre-Tax Income	**401**	**275**	**+45.8%**	**331**	**+21.1%**
Cost / Income	61.8%	65.9%	-4.1 pt	66.6%	-4.8 pt
Allocated Equity (Ebn)	4.2	3.5	+20.8%		
Pre-Tax ROE	38%	31%	+7 pt		

- Confirmed the soundness of the growth and value creation model
  - Substantial net asset inflows: €10.9bn
  - Assets under management: over €450bn (+25%)
- Net Banking Income: +27.8%/1Q05
  - Very good sales and marketing drive
  - Favourable market environment
- Pre-tax income: +45.8%/1Q05

NET ASSET INFLOWS


Asset inflow rate*
4.6%
4.4%
9.9%
10.1%
2003
2004
2005
1Q06

** annualised rate as a % of assets managed at the end of the previous year*

- Confirmed the sharp rise in asset inflows seen since early 2005
  - €10.9bn in 1Q06
  - 10.1%* of assets under management
- Well balanced asset inflows across the business lines
  - Asset Management: €5.6bn
  - Private Banking and Cortal Consors: €3.2bn
  - Insurance: €2.1bn

ASSETS UNDER MANAGEMENT


AuM
429.7
144.8
193.0
91.9
451.3
148.1
208.4
94.8
Private Banking and Cortal Consors
Asset Management
Insurance
in €bn
31.12.2005
31.03.2006

- Net asset inflows: €10.9bn
- Scope, performance, exchange effects and other : €10.7bn

WEALTH AND ASSET MANAGEMENT

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**520**	**409**	**+27.1%**	**506**	**+2.8%**
Operating Expenses and Dep.	-347	-292	+18.8%	-363	-4.4%
Gross Operating Income	**173**	**117**	**+47.9%**	**143**	**+21.0%**
Provisions	2	0	n.s.	0	n.s.
Operating Income	**175**	**117**	**+49.6%**	**143**	**+22.4%**
Associated Companies	-1	0	n.s.	1	n.s.
Other Non Operating Items	1	1	+0.0%	-1	n.s.
Pre-Tax Income	**175**	**118**	**+48.3%**	**143**	**+22.4%**
Cost / Income	66.7%	71.4%	-4.7 pt	71.7%	-5.0 pt
Allocated Equity (Ebn)	1.2	1.0	+21.9%		

- Sharp rise in business and revenues
  - Private Banking: 32% rise in net asset inflows/1Q05
  - Cortal Consors: value of stock transactions up sharply, +63%/1Q05
  - Real Estate Services: revenues up 23%/1Q05
- Sharp rise in profitability
  - Pre-tax income: €175mn, +48.3%/1Q05
- BNP PAM: Named Best Mutual Fund Manager for 2006 In the Mass Market Fund Manager Category (*Challenges/Morningstar, April 2006*)

ASSET MANAGEMENT

Positive trend in the structure of the portfolio of assets under management

31/12/05



Money Market 27%
Bonds 28%
Structured, alternative & index-based 14%
Diversified 13%
Equity 18%

€193.0bn

31/03/06

Money Market 26%
Bonds 26%
Structured, alternative & index-based 14%
Diversified 14%
Equity 20%

€208.4bn

INSURANCE

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**310**	**237**	**+30.8%**	**293**	**+5.8%**
Operating Expenses and Dep.	-140	-111	+26.1%	-135	+3.7%
Gross Operating Income	**170**	**126**	**+34.9%**	**158**	**+7.6%**
Provisions	5	-3	n.s.	0	n.s.
Operating Income	**175**	**123**	**+42.3%**	**158**	**+10.8%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	-3	0	n.s.	1	n.s.
Pre-Tax Income	**172**	**123**	**+39.8%**	**159**	**+8.2%**
Cost / Income	45.2%	46.8%	-1.6 pt	46.1%	-0.9 pt
Allocated Equity (Ebn)	2.5	2.1	+16.0%		

- Revenues up 30.8%/1Q05
  - Very good sales and marketing drive
  - Growth boosted by the rise in equity markets
- In France: €3.6bn in gross asset inflows in 1Q06, +28%/1Q05
  - Accelerated growth in the share of unit-linked insurance products (44.4% of life insurance sales compared to 31% in 1Q05 and 29.6% for the market)
- Outside France: €1bn in gross asset inflows in 1Q06, +52%/1Q05
- Pre-tax income: €172mn, +39.8%/1Q05

SECURITIES SERVICES

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**209**	**167**	**+25.1%**	**188**	**+11.2%**
Operating Expenses and Dep.	-155	-133	+16.5%	-159	-2.5%
Gross Operating Income	**54**	**34**	**+58.8%**	**29**	**+86.2%**
Provisions	0	0	n.s.	0	n.s.
Operating Income	**54**	**34**	**+58.8%**	**29**	**+86.2%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**54**	**34**	**+58.8%**	**29**	**+86.2%**
Cost / Income	74.2%	79.6%	-5.4 pt	84.6%	-10.4 pt
Allocated Equity (Ebn)	0.5	0.3	+48.3%		


Assets under custody
(end of period)
in €bn
2,621
2,698
2,872
3,058
3,291
1Q05
2Q05
3Q05
4Q05
1Q06

- Delivered sustained business in 1Q06 driven by the combined effect of a sales and marketing drive and the rise in equity markets
    - Assets under custody: +26%/1Q05
    - Number of transactions : +29%/1Q05
    - Assets under administration: €538bn as at 31/03/06 (+26% compared to 31/03/05)
- Pre-tax income: €54mn, +58.8%/1Q05
- Top Rated in 9 European Markets
  (Global Custodian survey, March 2006)

CORPORATE AND INVESTMENT BANKING

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**2,282**	**1,566**	**+45.7%**	**1,600**	**+42.6%**
Operating Expenses and Dep.	-1,244	-913	+36.3%	-926	+34.3%
Gross Operating Income	**1,038**	**653**	**+59.0%**	**674**	**+54.0%**
Provisions	18	47	-61.7%	-16	n.s.
Operating Income	**1,056**	**700**	**+50.9%**	**658**	**+60.5%**
Associated Companies	1	2	-50.0%	1	+0.0%
Other Non Operating Items	7	14	-50.0%	12	-41.7%
Pre-Tax Income	**1,064**	**716**	**+48.6%**	**671**	**+58.6%**
Cost / Income	54.5%	58.3%	-3.8 pt	57.9%	-3.4 pt
Allocated Equity (Ebn)	9.4	8.4	+12.7%		
Pre-Tax ROE	45%	34%	+11 pt		

- The highest CIB revenue growth of all the European banks


Growth rate of CIB's RWAs
Q/Q-4
+28%
+25%
+21%
+13%
+13%
1Q05
2Q05
3Q05
4Q05
1Q06

- Record quarter
  - CIB managed to take advantage of bullish markets
  - Increase in costs associated principally with variable staff costs
- Bolstered franchises
  - Continued to recruit in selected business lines (EQD, Fixed Income)
- Slower growth of RWAs

FINANCING BUSINESSES

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**659**	**587**	**+12.3%**	**613**	**+7.5%**
Operating Expenses and Dep.	-270	-239	+13.0%	-268	+0.7%
Gross Operating Income	**389**	**348**	**+11.8%**	**345**	**+12.8%**
Provisions	18	47	-61.7%	-15	n.s.
Operating Income	**407**	**395**	**+3.0%**	**330**	**+23.3%**
Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**407**	**395**	**+3.0%**	**330**	**+23.3%**
Cost / Income	41.0%	40.7%	+0.3 pt	43.7%	-2.7 pt
Allocated Equity (Ebn)	6.1	5.4	+13.6%		

- Maintained brisk business
  - Net Banking Income: €659mn, +12.3%/1Q05
  - Sharp rise in revenues from Energy and Commodities, Project, Leverage Finance and Acquisition Finance
- Net provision write-backs of €18mn in 1Q06 compared to €47mn in 1Q05
  - Need for new provisions still limited
- Increased profitability
  - Pre-tax income : €407mn, + 3.0%/1Q05
- Recognised expertise
  - N° 2 MLA for Global Trade Finance (excl. Aircraft & ship) (*Dealogic 1Q 2006*)
  - Best Arranger of Western European Loans for the second consecutive year (*EuroWeek Feb. 2006*)

ADVISORY AND CAPITAL MARKETS

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,623**	**979**	**+65.8%**	**987**	**+64.4%**
Operating Expenses and Dep.	-974	-674	+44.5%	-658	+48.0%
Gross Operating Income	**649**	**305**	**x2.1**	**329**	**+97.3%**
Provisions	0	0	n.s.	-1	n.s.
Operating Income	**649**	**305**	**x2.1**	**328**	**+97.9%**
Associated Companies	1	2	-50.0%	1	+0.0%
Other Non Operating Items	7	14	-50.0%	12	-41.7%
Pre-Tax Income	**657**	**321**	**x2.0**	**341**	**+92.7%**
Cost / Income	60.0%	68.8%	-8.8 pt	66.7%	-6.7 pt
Allocated Equity (Ebn)	3.3	3.0	+11.2%		

- Net Banking Income: €1,623mn, +65.8%/1Q05
- Equity derivatives: soaring revenues
  - Very sharp growth in Europe as well as in New York, Tokyo and Hong Kong
  - Growth driven by customer business, especially for structured derivatives
- Fixed Income: sharp rise in revenues across all businesses, especially derivatives
- Advisory: in a European market with buoyant M&A activity, BNP Paribas jumped from 10th to 6th place (*transactions announced, source TF*)
- Pre-tax income : €657mn compared to €321mn in 1Q05

VAR (1 DAY - 99%) BY TYPE OF RISK


Total (in millions of euros)
23 38 22 22 25 28 27 19 19 36 25 28 16
Commodities
Change and others
Equities
Interest rate
Credit
Netting
Average quarterly VaR
-28 -21 -23 -35 -25 -31 -23 -22 -24 -30 -27 -30 -28
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks
(Diagram: data from the last market trading date of the period)

FINANCIAL STRUCTURE

A SOLID FINANCIAL STRUCTURE

In billions of euros	31-Mar-06 proforma*	31-Mar-06	31-Dec-05
Shareholders' equity Group share, not re-evaluated (a)		37.5	30.7
Valuation Reserve		4.9	5.5
(of which BNP Paribas Capital)		(1.5)	(1.6)
Total Capital ratio	10.4%	12.7%	11.0%
Tier One Ratio (b)	7.2%	9.5%	7.6%

(a) Excluding undated participating subordinated notes and after estimated distribution.
(b) on estimated risk weighted assets respetively of E445.0bn (proforma), E374.7bn (31.03.06) and E377.7bn (31.12.05).
* With impact of BNL and UkrSibbank integrations and hybrid issues completed in April 2006.

		31-Mar-06	31-Dec-05
Annualised Return on Equity		22.2%	20.2%

RATINGS

S&P	AA	Stable outlook	Reaffirmed on February 6, 2006
Moody's	Aa2	Stable outlook	Reaffirmed on February 7, 2006
Fitch	AA	Stable outlook	Reaffirmed on May 15, 2006

NUMBER OF SHARES

In millions	31 March 2006	31 December 2005
Number of shares (end of period)	924.6	838.2
Number of Shares excluding Treasury Shares (end of period)	914.4	829.2
Average number of Shares oustanding excluding Treasury Shares	829.1	829.5

EARNINGS PER SHARE (EPS)

In euros	1Q06	1Q05
Compliant with IAS 33	2.4	2.1
Taking into account shares issued on March 31, 2006 which carry rights to dividend in respect with fiscal year 2006 and subsequent years	2.2	n.a.

BOOK VALUE PER SHARE

In euros	31/03/06	31/12/05
Book Value per Share	**49.6**	**46.2**
of which shareholders'equity not re-evaluated, Group share	*44.2*	*39.6*

QUARTERLY SERIES

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06
RETAIL BANKING					
Net Banking Income	**2,656**	**2,729**	**2,808**	**3,045**	**3,210**
Operating Expenses and Dep.	-1,632	-1,667	-1,712	-1,979	-1,898
Gross Operating Income	**1,024**	**1,062**	**1,096**	**1,066**	**1,312**
Provisions	-177	-159	-167	-251	-184
Operating Income	**847**	**903**	**929**	**815**	**1,128**
Associated Companies	26	37	33	16	20
Other Items	2	3	23	11	38
Pre-Tax Income	**875**	**943**	**985**	**842**	**1,186**
FRENCH RETAIL BANKING (including 100% of Private Banking in France)					
Net Banking Income	**1,350**	**1,348**	**1,367**	**1,386**	**1,504**
Incl. Commissions	*565*	*562*	*557*	*578*	*638*
Incl. Interest Margin	*785*	*786*	*810*	*808*	*866*
Operating Expenses and Dep.	-895	-902	-932	-970	-927
Gross Operating Income	**455**	**446**	**435**	**416**	**577**
Provisions	-44	-42	-40	-68	-31
Operating Income	**411**	**404**	**395**	**348**	**546**
Non Operating Items	0	0	0	0	0
Pre-Tax Income	**411**	**404**	**395**	**348**	**546**
Income Attributable to AMS	-22	-22	-23	-21	-35
Pre-Tax Income of French Retail Bkg	**389**	**382**	**372**	**327**	**511**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)					
Net Banking Income	**1,305**	**1,302**	**1,322**	**1,341**	**1,444**
Operating Expenses and Dep.	-872	-878	-909	-946	-902
Gross Operating Income	**433**	**424**	**413**	**395**	**542**
Provisions	-44	-42	-41	-68	-31
Operating Income	**389**	**382**	**372**	**327**	**511**
Non Operating Items	0	0	0	0	0
Pre-Tax Income	**389**	**382**	**372**	**327**	**511**

In millions of euros

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES	1Q05	2Q05	3Q05	4Q05	1Q06
Net Banking Income	**1,351**	**1,427**	**1,486**	**1,704**	**1,766**
Operating Expenses and Dep.	-760	-789	-803	-1,033	-996
Gross Operating Income	**591**	**638**	**683**	**671**	**770**
Provisions	-133	-117	-126	-183	-153
Operating Income	**458**	**521**	**557**	**488**	**617**
Associated Companies	26	37	33	16	20
Other Items	2	3	23	11	38
Pre-Tax Income	**486**	**561**	**613**	**515**	**675**
BANCWEST					
Net Banking Income	**418**	**454**	**480**	**525**	**577**
Operating Expenses and Dep.	-212	-214	-229	-299	-293
Gross Operating Income	**206**	**240**	**251**	**226**	**284**
Provisions	-11	-4	-9	-8	-9
Operating Income	**195**	**236**	**242**	**218**	**275**
Non Operating Items	0	0	0	0	0
Pre-Tax Income	**195**	**236**	**242**	**218**	**275**
CETELEM					
Net Banking Income	**451**	**452**	**475**	**637**	**639**
Operating Expenses and Dep.	-237	-243	-246	-372	-353
Gross Operating Income	**214**	**209**	**229**	**265**	**286**
Provisions	-106	-96	-113	-138	-131
Operating Income	**108**	**113**	**116**	**127**	**155**
Associated Companies	24	36	32	16	18
Other Items	0	1	22	7	37
Pre-Tax Income	**132**	**150**	**170**	**150**	**210**
EMERGING MARKETS					
Net Banking Income	**163**	**191**	**200**	**212**	**209**
Operating Expenses and Dep.	-112	-126	-128	-137	-138
Gross Operating Income	**51**	**65**	**72**	**75**	**71**
Provisions	-4	-2	10	-20	-3
Operating Income	**47**	**63**	**82**	**55**	**68**
Non Operating Items	0	0	0	2	0
Pre-Tax Income	**47**	**63**	**82**	**57**	**68**
ARVAL, BNP Paribas Lease Group, UCB					
Net Banking Income	**319**	**330**	**331**	**330**	**341**
Operating Expenses and Dep.	-199	-206	-200	-225	-212
Gross Operating Income	**120**	**124**	**131**	**105**	**129**
Provisions	-12	-15	-14	-17	-10
Operating Income	**108**	**109**	**117**	**88**	**119**
Associated Companies	2	1	1	0	2
Other Items	2	2	1	2	1
Pre-Tax Income	**112**	**112**	**119**	**90**	**122**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06
ASSET MANAGEMENT AND SERVICES					
Net Banking Income	**813**	**882**	**870**	**987**	**1,039**
Operating Expenses and Dep.	-536	-556	-582	-657	-642
Gross Operating Income	**277**	**326**	**288**	**330**	**397**
Provisions	-3	-4	-1	0	7
Operating Income	**274**	**322**	**287**	**330**	**404**
Associated Companies	0	0	0	1	-1
Other Items	1	53	-2	0	-2
Pre-Tax Income	**275**	**375**	**285**	**331**	**401**
WEALTH AND ASSET MANAGEMENT					
Net Banking Income	**409**	**442**	**453**	**506**	**520**
Operating Expenses and Dep.	-292	-301	-314	-363	-347
Gross Operating Income	**117**	**141**	**139**	**143**	**173**
Provisions	0	0	0	0	2
Operating Income	**117**	**141**	**139**	**143**	**175**
Associated Companies	0	0	0	1	-1
Other Items	1	1	-1	-1	1
Pre-Tax Income	**118**	**142**	**138**	**143**	**175**
INSURANCE					
Net Banking Income	**237**	**250**	**237**	**293**	**310**
Operating Expenses and Dep.	-111	-114	-121	-135	-140
Gross Operating Income	**126**	**136**	**116**	**158**	**170**
Provisions	-3	-4	-1	0	5
Operating Income	**123**	**132**	**115**	**158**	**175**
Associated Companies	0	0	0	0	0
Other Items	0	52	-1	1	-3
Pre-Tax Income	**123**	**184**	**114**	**159**	**172**
SECURITIES SERVICES					
Net Banking Income	**167**	**190**	**180**	**188**	**209**
Operating Expenses and Dep.	-133	-141	-147	-159	-155
Gross Operating Income	**34**	**49**	**33**	**29**	**54**
Provisions	0	0	0	0	0
Operating Income	**34**	**49**	**33**	**29**	**54**
Non Operating Items	0	0	0	0	0
Pre-Tax Income	**34**	**49**	**33**	**29**	**54**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06
CORPORATE AND INVESTMENT BANKING					
Net Banking Income	**1,566**	**1,568**	**1,688**	**1,600**	**2,282**
Operating Expenses and Dep.	-913	-904	-968	-926	-1244
Gross Operating Income	**653**	**664**	**720**	**674**	**1,038**
Provisions	47	50	49	-16	18
Operating Income	**700**	**714**	**769**	**658**	**1,056**
Associated Companies	2	-1	1	1	1
Other Items	14	26	-6	12	7
Pre-Tax Income	**716**	**739**	**764**	**671**	**1064**
ADVISORY AND CAPITAL MARKETS					
Net Banking Income	**979**	**869**	**1,055**	**987**	**1,623**
Operating Expenses and Dep.	-674	-645	-706	-658	-974
Gross Operating Income	**305**	**224**	**349**	**329**	**649**
Provisions	0	0	0	-1	0
Operating Income	**305**	**224**	**349**	**328**	**649**
Associated Companies	2	-1	1	1	1
Other Items	14	21	-5	12	7
Pre-Tax Income	**321**	**244**	**345**	**341**	**657**
FINANCING BUSINESSES					
Net Banking Income	**587**	**699**	**633**	**613**	**659**
Operating Expenses and Dep.	-239	-259	-262	-268	-270
Gross Operating Income	**348**	**440**	**371**	**345**	**389**
Provisions	47	50	49	-15	18
Operating Income	**395**	**490**	**420**	**330**	**407**
Non Operating Items	0	5	-1	0	0
Pre-Tax Income	**395**	**495**	**419**	**330**	**407**
BNP PARIBAS CAPITAL					
Net Banking Income	**357**	**24**	**42**	**-39**	**98**
Operating Expenses and Dep.	-6	-5	-5	-7	-4
Gross Operating Income	**351**	**19**	**37**	**-46**	**94**
Provisions	0	-1	-1	-1	5
Operating Income	**351**	**18**	**36**	**-47**	**99**
Associated Companies	19	2	30	76	27
Other Items	7	51	1	0	0
Pre-Tax Income	**377**	**71**	**67**	**29**	**126**
OTHER ACTIVITIES (EXCLUDING BNP PARIBAS CAPITAL)					
Net Banking Income	**211**	**-32**	**50**	**29**	**188**
Operating Expenses and Dep.	-56	-63	-95	-100	-74
Gross Operating Income	**155**	**-95**	**-45**	**-71**	**114**
Provisions	30	5	15	-25	38
Operating Income	**185**	**-90**	**-30**	**-96**	**152**
Non Operating Items	15	35	13	47	7
Pre-Tax Income	**200**	**-55**	**-17**	**-49**	**159**

CONTENTS

Investor Relations & Financial Information

Philippe Aguignier	+33 (1) 40 14 63 58
Béatrice Belorgey	+33 (1) 42 98 46 45
Marc Grouvel	+33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

IR Web Site: http://invest.bnpparibas.com


BNP PARIBAS


BNP PARIBAS

RESULTS AS AT 31 MARCH 2006

9 May 2006

BNP PARIBAS

BNP Paribas

Results as at 31 March 2006

Paris

19 May 2006

BNP PARIBAS

Overview of the Presentation

The Group's Results


BNP PARIBAS

BNP Paribas: 1st Quarter 2006

- Net Banking Income — €6.7bn — +28.1%/1Q05
  (figures excluding BNP Paribas Capital)
- Major Organic Growth *(figures excluding BNP Paribas Capital)*
  - NBI at constant scope and exchange rates — +20.7%/1Q05
- Substantial contribution from acquisitions

An unprecedented growth


BNP PARIBAS

BNP Paribas: 1st Quarter 2006

- **Sharp rise in operating profitability**
  (figures excluding BNP Paribas Capital)

☐ Gross operating income	€2.9bn	+35.7%/1Q05
☐ Operating income	€2.7bn	+36.6%/1Q05

- **Net income group share** €2.0bn +17.0%/1Q05

A powerful business development momentum against a backdrop of an upbeat global economic and business cycle


BNP PARIBAS

Soaring Growth in the Revenues of all the Business Lines


Quarterly Net Banking Income
in €mn
1,305
1,444
+11%
1,351
1,766
+31%
813
1,039
+28%
1,566
2,282
+46%
FRB*
IRFS
AMS
CIB
1Q06
1Q05

FRB	Confirmed the business development drive: expanded the customer base, grew lending, savings and stock market businesses
IRFS	Sharp growth in BancWest and Cetelem; rise in the sources additional growth in the emerging markets
AMS	Confirmed the soundness of the growth and value creation model Remarkable performance in terms of asset inflows
CIB	Record quarter thanks to strong sales & marketing drive and to the excellent performance of the market-related businesses

* *including 2/3 of French Private Banking*

BNP PARIBAS

Growth in Operating Expenses and Depreciation under Control

1Q06/1Q05	FRB*	IRFS**	AMS	CIB	Group excluding BNP Paribas Capital**
Net Banking Income	+11.4%	+8.3%	+27.8%	+45.7%	+20.7%
Operating Expenses and Depreciation	+3.6%	+7.6%	+19.8%	+36.3%	+15.4%
Jaws Effect (pts)	+7.8	+0.7	+8.0	+9.4	+5.3

** including 100% of French Private Banking* *** at constant scope and exchange rates*

Promote organic growth while applying strict management discipline


BNP PARIBAS

Sharp Rise in Profit for all the Business Lines


Quartely Pre-tax Income
in €mn
+31%
+39%
+46%
+49%
389
511
486
675
275
401
716
1,064
FRB*
IRFS
AMS
CIB
1Q06
1Q05

Growth in pre-tax income between 30% and 50% for all the business lines

* including 2/3 of French Private Banking



BNP Paribas: 1Q06

In millions of euros	1Q06	1Q06 / 1Q05
Net Banking Income	6,817	+21.7%
Operating Expenses and Dep.	-3,862	+22.9%
Gross Operating Income	2,955	+20.1%
Provisions	-116	+12.6%
Operating Income	2,839	+20.4%
Pre-Tax Income	2,936	+20.2%
Net Income, Group Share	2,013	+17.0%

Excluding BNP Paribas Capital and at constant scope and exchange rates:

⇨ NBI	+20.7%
⇨ Oper. Exp. & depre.	+15.4%
⇨ GOI	+28.6%
⇨ Cost of risk	-18.9%
⇨ Operating income	+31.1%

- BNP Paribas Capital's contribution to NBI: €98mn in 1Q06 compared to €357mn in 1Q05
- Sharp organic growth in GOI: +28.6% *(excluding BNP Paribas Capital)*
  - Revenues up 20.7%
  - Costs up 15.4%
- Cost of risk: maintained a positive trend
  - 18.9% decline at constant scope and exchange rates *(excluding BNP Paribas Capital)*
  - Scope effects (principally LaSer-Cofinoga and Commercial Federal): €39mn
- Annualised after-tax ROE: 22.2% in 1Q06
  - Based on equity including the capital increase on 31 March 2006

BNP PARIBAS

The Highest Net Income 1Q06 of all the Eurozone Banks



Net Income 1Q06
in €mn
519
665
740
1,020
1,038
1,357
1,385
1,471
1,493
1,710
2,013
San Paolo IMI
Nordea
Commerzbank
BBVA
ABN Amro
Unicredit
Crédit Agr. SA
Société Générale
SCH
Deutsche Bank
BNP Paribas

Banks that reported their quarterly earnings by 19 May 2006


BNP PARIBAS

BNP Paribas

Results as at 31 March 2006

The Core Businesses' results


BNP PARIBAS

French Retail Banking: 1Q06

In millions of euros	1Q06	1Q06 / 1Q05
Net Banking Income	**1,504**	**+11.4%**
Incl. Interest Margin	*866*	*+10.3%*
Incl. Commissions	*638*	*+12.9%*
Operating Expenses and Dep.	-927	+3.6%
Gross Operating Income	**577**	**+26.8%**
Provisions	-31	-29.5%
Operating Income	**546**	**+32.8%**
Income Attributable to AMS	-35	+59.1%
Pre-Tax Income of French Retail Bkg	**511**	**+31.4%**
Cost / Income	61.6%	-4.7 pt

100% of French Private Banking for NBI to Operating Income line items

- Net Banking Income: sustained sales and marketing drive
  - Fees on investment funds and transactions up very sharply: +31.3%/1Q05
  - Fees on other banking transactions: +3.1%/1Q05
  - Interest margin: one-off €35mn write-back on the Home Ownership Savings Plans and Accounts provision due to substantial withdrawals
- Net Banking Income average growth expected to be close to 6% for this year
- Operating expenses & depreciation under control: +3.6%/1Q05
- Cost of risk on RWAs: 15 b.p. in 1Q06 compared to 23 b.p. in 1Q05


BNP PARIBAS

FRB 1Q06: Individual Customers

- Continued to win new customers at an accelerated pace


Growth in the number of individual cheque and deposit accounts
+17,700
+23,000
+28,400
+36,000
+40,000
1Q02
1Q03
1Q04
1Q05
1Q06

- Success of multi-channel retail banking confirmed
  - Customer contacts handled by the multi-channel call centres:+43% (1Q06/1Q05)
  - Number of customers who logged on at least once to the online web portal bnpparibas.net : +43% (1Q06/1Q05)
- High volume of financial savings inflows
  - Life insurance: asset inflows +38% ; outstandings +15.3% compared to 31/03/05
  - Medium/Long-term mutual funds: asset inflows +24% ; outstandings +18.1% compared to 31/03/05
- Growth in outstanding loans: +17.1%, faster than the market (+13.9%)


BNP PARIBAS

FRB 1Q06: Corporate Segment

- Continued to intensify calls on customers
- Good momentum in loans: + 5.2% / 1Q05


Outstanding Business Loans
(average amounts)
in €bn
40.8
40.0
38.8
38.3
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
39.6
40.0
40.3
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

- Major growth in cross-selling
  - Corporate Finance fees: +50%/1Q05
  - Fixed Income fees: +20%/1Q05
  - Vehicles delivered by Arval: +30%/1Q05

Success of the business centres confirmed


BNP PARIBAS

IRFS: 1Q06

In millions of euros	1Q06	1Q06 / 1Q05
Net Banking Income	**1,766**	**+30.7%**
Operating Expenses and Dep.	-996	+31.1%
Gross Operating Income	**770**	**+30.3%**
Provisions	-153	+15.0%
Operating Income	**617**	**+34.7%**
Non Operating Items	58	n.s.
Pre-Tax Income	**675**	**+38.9%**
Cost / Income	56.4%	+0.1 pt

At constant scope and exchange rates: NBI : +8.3%; Operating expenses & depreciation: +7.6%; GOI : +9.3%; Cost of risk: -14.6%

- Sustained organic growth
  - Net Banking Income: +8.3% at constant scope and exchange rates
  - Operating expenses and depreciation: +7.6% at constant scope and exchange rates (intensified business development initiatives: opened branches, rolled out new products and new businesses)
- Significant contribution from acquisitions (€240mn in Net Banking Income)
  - Main scope effects for the quarter: LaSer Cofinoga, Commercial Federal
- Cost of risk, at constant scope and exchange rates, down 14.6%

BNP PARIBAS

IRFS: 1Q06



Net Banking Income 1Q06
1Q06/1Q05
Emerging Markets
+28.2%
€209mn
€341mn
BNP Paribas Lease Group, Arval, UCB
+6.9%
€577mn
€639mn
BancWest
+38.0%
Cetelem
+41.7%
Pre-tax Income 1Q06
1Q06/1Q05
Emerging Markets
+44.7%
€68mn
€122mn
BNP Paribas Lease Group, Arval, UCB
+8.9%
€275mn
€210mn
BancWest
+41.0%
Cetelem
+59.1%

Rise in revenues and results of all the business lines


BNP PARIBAS

IRFS: BancWest 1Q06

- Successful integration of Commercial Federal
  - Synergies confirmed : $37mn for 2006
- Strong growth dynamic at constant scope and exchange rates / 1Q05
  - NBI: +8.6%
  - Loans: +6.9%
  - Deposits: +3.8%
- Operating expenses and depreciation: +5.4% at constant scope and exchange rates
- Cost of risk still very limited
- Pre-tax income: €275mn, +41.0% / 1Q05
  - 17.1% growth at constant scope and exchange rates

BancWest contribution to Group NBI

in €mn

	1Q05	1Q06
BancWest contribution to Group NBI	418	[illegible]

+38%


BNP PARIBAS

IRFS: Financial Services 1Q06

Cetelem

- Net Banking Income: +41.7%/1Q05 (+6.9% at constant scope and exchange rates)
- New loans : +21%/1Q05 at constant scope (France: +14%; outside France: +29%)
- Operating income: +18.7% at constant scope and exchange rates
- Pre-tax income: €210mn, +59.1%/1Q05
  - Capital gains from the sale of a LaSer-Cofinoga's subsidiary : €37mn
- New partnership alliances
  - Saint-Gobain: 800 sales outlets
  - Submarino: a leader in online business in Brazil


SAINT-GOBAIN


Submarino

Arval, BNP Paribas Lease Group, UCB

- Net Banking Income: €341mn, +6.9% /1Q05
- Continued to grow outstandings: +16.0% /1Q05
- Pre-tax income: €122mn, +8.9%/1Q05


BNP PARIBAS

IRFS: Emerging Markets 1Q06

- Continued to develop the business
  - New branches: +69 year-on-year mainly in Turkey, the Middle East and in North Africa
  - Acquisition of a 51% stake in UkrSibbank completed on 14 April 2006
- Sharp rise in operating performances: GOI +39.2% /1Q05
  - Net Banking Income: + 28.2% (+18.4% at constant scope and exchange rates)
  - Operating expenses and depreciation: +23.2%/1Q05 due in particular to branch openings (+13.2% at constant scope and exchange rates)


Quarterly NBI
in €mn
+28.2%
163
1Q05
1Q06

- Very limited cost of risk
- Pre-tax income: €68mn, +44.7%/1Q05


BNP PARIBAS

IRFS: Emerging Markets - Turkey

- Stepped up efforts to expand the branch network
  - 193 branches planned by the end of 2006
  - Extended the retail bank's product offering

Number of branches

2004	2005	2006
88	113	193

- International Expansion of Corporate Banking
  - In Turkey: opened a European Desk in Istanbul and 3 Trade Centres, developed contacts with 54 multinational corporations
  - Turkish desks: opened in Algiers, planned openings in Israel, Morocco and Ukraine in 2006 and 2007

- Implemented synergies with the Group's business lines and corporate functions
  - Cooperation agreement: TEB Leasing and BNP Paribas Lease Group
  - Cost synergies on procurement


BNP PARIBAS

Asset Management & Services: 1Q06

In millions of euros	1Q06	1Q06 / 1Q05
Net Banking Income	**1,039**	**+27.8%**
Operating Expenses and Dep.	-642	+19.8%
Gross Operating Income	**397**	**+43.3%**
Provisions	7	n.s.
Operating Income	**404**	**+47.4%**
Non Operating Items	-3	n.s.
Pre-Tax Income	**401**	**+45.8%**
Cost / Income	61.8%	-4.1 pt

- Confirmed the soundness of the growth and value creation model
  - Substantial net asset inflows: €10.9bn
  - Assets under management: over €450bn (+25%)
- Net Banking Income: +27.8%/1Q05
  - Very good sales and marketing drive
  - Favourable market environment
- Pre-tax income: +45.8%/1Q05


Assets under Management
(end of period)
in €bn
361.4
+25%
451.3
1Q05
1Q06


BNP PARIBAS

AMS: Net Asset Inflows

- Confirmed the sharp rise in asset inflows seen since early 2005
  - €10.9bn in 1Q06
  - 10.1%* of assets under management


Asset inflow rate*
4.6%
4.4%
9.9%
10.1%
2003
2004
2005
1Q06

- Well balanced asset inflows across the business lines
  - Asset Management: €5.6bn
  - Private Banking and Cortal Consors: €3.2bn
  - Insurance: €2.1bn

** annualised rate as a % of assets managed at the end of the previous year*


BNP PARIBAS

AMS: Wealth and Asset Management

- Sharp rise in business and revenues


NBI
in €mn
409
520
+27.1%
1Q05
1Q06

  - Private Banking: 32% rise in net asset inflows/1Q05
  - Cortal Consors: value of stock transactions up sharply, +63%/1Q05
  - Real Estate Services: revenues up 23%/1Q05
- Sharp rise in profitability
  - Pre-tax income: €175mn, +48.3%/1Q05

BNP PAM: Named Best Mutual Fund Manager for 2006
In the Mass Market Fund Manager Category
(Challenges/Morningstar, April 2006)


BNP PARIBAS

AMS: Insurance

- Revenues up 30.8%/1Q05
  - Very good sales and marketing drive
  - Growth boosted by the rise in equity markets


NBI
+30.8%
in €mn
237
310
1Q05
1Q06

- In France: €3.6bn in gross asset inflows in 1Q06, +28%/1Q05
  - Accelerated growth in the share of unit-linked insurance products (44.4% of life insurance sales compared to 31% in 1Q05 and 29.6% for the market)
- Outside France: €1bn in gross asset inflows in 1Q06, +52%/1Q05
- Pre-tax income: €172mn, +39.8%/1Q05


BNP PARIBAS

AMS: Securities Services

- Delivered sustained business in 1Q06 driven by the combined effect of a sales and marketing drive and the rise in equity markets
  - Assets under custody: +26%/1Q05
  - Number of transactions : +29%/1Q05
  - Assets under administration: €538bn as at 31/03/06 (+26% compared to 31/03/05)


Assets under custody
(end of period)
in €bn
2,621
2,698
2,872
3,058
3,291
1Q05
2Q05
3Q05
4Q05
1Q06

NBI

in €mn

+25.1%

167

209

1Q05

1Q06

- Pre-tax income: €54mn, +58,8%/1Q05

Top Rated in 9 European Markets

(Global Custodian survey, March 2006)


BNP PARIBAS

Corporate and Investment Banking: 1Q06

In millions of euros	1Q06	1Q06 / 1Q05
Net Banking Income	**2,282**	**+45.7%**
Operating Expenses and Dep.	-1,244	+36.3%
Gross Operating Income	**1,038**	**+59.0%**
Provisions	18	-61.7%
Operating Income	**1,056**	**+50.9%**
Non Operating Items	8	-50.0%
Pre-Tax Income	**1,064**	**+48.6%**
Cost / Income	54.5%	-3.8 pt

- Record quarter
  - CIB managed to take advantage of bullish markets
  - Increase in costs associated principally with variable staff costs
- Bolstered franchises
  - Continued to recruit in selected business lines (EQD, Fixed Income)
- Slower growth of RWAs


Growth rate of CIB's RWAs
Q/Q-4
+28%
+25%
+21%
+13%
+13%
1Q05
2Q05
3Q05
4Q05
1Q06

BNP PARIBAS

The Highest CIB Revenue Growth of all the European Banks

CIB revenue growth 1Q06/1Q05

ABN Amro Global Clients -7%
JP Morgan 12%
Lehman Brothers IB & CM 15%
Bank of America CM & AS 19%
Bear Stearns CM 20%
Citigroup CM&B 20%
SG CIB 26%
Deutsche Bank CIB-CBS 27%
UBS 36%
Morgan Stanley 36%
Merrill Lynch 37%
Credit Suisse 44%
BNP Paribas CIB 46%
Goldman Sachs IB & TPI 58%


BNP PARIBAS

CIB: Advisory and Capital Markets

- Net Banking Income: €1,623mn, +65.8%/1Q05
- Equity derivatives: soaring revenues
  - Very sharp growth in Europe as well as in New York, Tokyo and Hong Kong
  - Growth driven by customer business, especially for structured derivatives


NBI and VaR
in €mn
979
21
1,623
23
1Q05
1Q06
NBI
VaR

- Fixed Income: sharp rise in revenues across all businesses, especially derivatives
- Advisory: in a European market with buoyant M&A activity, BNP Paribas jumped from 10th to 6th place*
- Pre-tax income : €657mn compared to €321mn in 1Q05

*transactions announced, source TF


BNP PARIBAS

CIB: Financing Businesses

- Maintained brisk business
  - Net Banking Income: €659mn, +12.3%/1Q05
  - Sharp rise in revenues from Energy and Commodities, Project, Leverage Finance and Acquisition Finance
- Net provision write-backs of €18mn in 1Q06 compared to €47mn in 1Q05
  - Need for new provisions still limited
- Increased profitability
  - Pre-tax income : €407mn, + 3.0%/1Q05
- Recognised expertise

dealogic
N° 2 MLA for Global Trade Finance (excl. Aircraft & ship) 1Q 2006

EuroWeek
Best Arranger of Western European Loans for the second consecutive year (EuroWeek Feb. 2006)


BNP PARIBAS
BNP Paribas
Results as at 31 March 2006
Conclusion
29


BNP PARIBAS

Acquisition of BNL
A Deal Completed in Record Time

Key steps

Agreed to acquire a 48% stake in BNL	**2nd February**
Approval given by BNP Paribas' Board of Directors	**9th February**
BNP Paribas completes capital increase	**7th to 20th March**
The Bank of Italy approves the acquisition	**20th March**
All regulatory approvals secured	**29th March**
BNP Paribas files prospectus for public offer for BNL	**3rd April**
BNP Paribas has a majority stake in BNL	**5th April**
New Board Members elected Appointment of an Executive Director	**28th April**
Public Offer	**21st April to 16th May**

On May 16th 2006, BNP Paribas holds 97% of BNL's shares


BNP PARIBAS

Acquisition Strategy
Maintain a Selective Policy

- Strict financial criteria
  - Medium-term accretive effect
  - Return on invested equity greater than the capital cost
- Limited execution risks
- Regional and business priorities maintained
  - Business lines: strengthen retail banking franchises as a matter of priority, add-on acquisitions in other business areas
  - Regions: Europe, United States, and, on a selective basis, emerging markets


BNP PARIBAS

Financing the Acquisition of BNL

- €5.5bn capital increase completed at the end of March
  - Bringing the Tier one capital ratio temporarily to 9.5% as at 31/03/06

- €1.4bn in hybrid debt issues completed by early April

- Maintained a tier one capital ratio above 7% after the acquisitions of BNL and UkrSibbank
  - Proforma Tier one capital ratio: 7.2%, including the acquisitions of BNL and UkrSibbank and hybrid debt issues


BNP PARIBAS

Conclusion

An unprecedented business development drive in a very favourable environment

Discipline maintained: costs, risks, acquisitions

Excellent results in all businesses

Value creation further enhanced thanks to the acquisition of BNL

BNP PARIBAS

BNP Paribas

Results as at 31 March 2006

Appendices


BNP PARIBAS

BNP Paribas Group

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**6,817**	**5,603**	**+21.7%**	**5,622**	**+21.3%**
Operating Expenses and Dep.	-3,862	-3,143	+22.9%	-3,669	+5.3%
Gross Operating Income	**2,955**	**2,460**	**+20.1%**	**1,953**	**+51.3%**
Provisions	-116	-103	+12.6%	-293	-60.4%
Operating Income	**2,839**	**2,357**	**+20.4%**	**1,660**	**+71.0%**
Associated Companies	62	73	-15.1%	92	-32.6%
Other Non Operating Items	35	13	x 2.7	72	-51.4%
Non Operating Items	**97**	**86**	**+12.8%**	**164**	**-40.9%**
Pre-Tax Income	**2,936**	**2,443**	**+20.2%**	**1,824**	**+61.0%**
Tax Expense	-806	-619	+30.2%	-358	x 2.3
Minority Interests	-117	-104	+12.5%	-131	-10.7%
Net Income, Group Share	**2,013**	**1,720**	**+17.0%**	**1,335**	**+50.8%**
Cost / Income	**56.7%**	**56.1%**	**+0.6 pt**	**65.3%**	**-8.6 pt**
Cost / Income without BNP Paribas Capital	**57.4%**	**59.8%**	**-2.4 pt**	**64.7%**	**-7.3 pt**

At constant scope and exchange rates and excluding BNP Paribas Capital :

	1Q06/1Q05
NBI	+ 20.7%
Operating Exp. And Dep.	+ 15.4%
GOI	+ 28.6%
Pre-Tax Income	+ 32.6%


BNP PARIBAS

Number of Shares, Earnings and Book Value per Share

Number of shares

In millions	31 March 2006	31 December 2005
Number of shares (end of period)	924.6	838.2
Number of Shares excluding Treasury Shares (end of period)	914.4	829.2
Average number of Shares oustanding excluding Treasury Shares	829.1	829.5

Earnings per share

In euros	1Q06	1Q05
Compliant with IAS 33	2.4	2.1
Taking into account shares issued on March 31, 2006 which carry rights to dividend in respect with fiscal year 2006 and subsequent years	2.2	n.a.

Book Value per share

In euros	31/03/06	31/12/05
Book Value per Share	**49.6**	**46.2**
of which shareholders'equity not re-evaluated, Group share	*44.2*	*39.6*


BNP PARIBAS

A Solid Financial Structure

In billions of euros	31-Mar-06 proforma*	31-Mar-06	31-Dec-05
Shareholders' equity Group share, not re-evaluated (a)		**37.5**	**30.7**
Valuation Reserve		**4.9**	**5.5**
(of which BNP Paribas Capital)		(1.5)	(1.6)
Total Capital ratio	**10.4%**	**12.7%**	**11.0%**
Tier One Ratio (b)	**7.2%**	**9.5%**	**7.6%**

(a) Excluding undated participating subordinated notes and after estimated distribution.
(b) on estimated risk weighted assets respetively of E445.0bn (proforma), E374.7bn (31.03.06) and E377.7bn (31.12.05).
* With impact of BNL and UkrSibbank integrations and hybrid issues completed in April 2006.

		31-Mar-06	31-Dec-05
Annualised Return on Equity		**22.2%**	**20.2%**

Ratings

S&P	**AA**	Stable outlook	Reaffirmed on February 6, 2006
Moody's	**Aa2**	Stable outlook	Reaffirmed on February 7, 2006
Fitch	**AA**	Stable outlook	Reaffirmed on May 15, 2006


BNP PARIBAS

Retail Banking

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**3,210**	**2,656**	**+20.9%**	**3,045**	**+5.4%**
Operating Expenses and Dep.	-1,898	-1,632	+16.3%	-1,979	-4.1%
Gross Operating Income	**1,312**	**1,024**	**+28.1%**	**1,066**	**+23.1%**
Provisions	-184	-177	+4.0%	-251	-26.7%
Operating Income	**1,128**	**847**	**+33.2%**	**815**	**+38.4%**
Associated Companies	20	26	-23.1%	16	+25.0%
Other Non Operating Items	38	2	n.s.	11	n.s.
Pre-Tax Income	**1,186**	**875**	**+35.5%**	**842**	**+40.9%**
Cost / Income	59.1%	61.4%	-2.3 pt	65.0%	-5.9 pt
Allocated Equity (Ebn)	12.4	10.3	+20.3%		
Pre-Tax ROE	38%	34%	+4 pt		


BNP PARIBAS

French Retail Banking*

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,504**	**1,350**	**+11.4%**	**1,386**	**+8.5%**
Incl. Interest Margin	*866*	*785*	*+10.3%*	*808*	*+7.2%*
Incl. Commissions	*638*	*565*	*+12.9%*	*578*	*+10.4%*
Operating Expenses and Dep.	-927	-895	+3.6%	-970	-4.4%
Gross Operating Income	**577**	**455**	**+26.8%**	**416**	**+38.7%**
Provisions	-31	-44	-29.5%	-68	-54.4%
Operating Income	**546**	**411**	**+32.8%**	**348**	**+56.9%**
Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**546**	**411**	**+32.8%**	**348**	**+56.9%**
Income Attributable to AMS	-35	-22	+59.1%	-21	+66.7%
Pre-Tax Income of French Retail Bkg	**511**	**389**	**+31.4%**	**327**	**+56.3%**
Cost / Income	61.6%	66.3%	-4.7 pt	70.0%	-8.4 pt
Allocated Equity (Ebn)	5.4	5.0	+9.6%		
Pre-Tax ROE	38%	31%	+7 pt		

***including 100% of French Private Banking for NBI to Pre-Tax Income lines items**

BNP PARIBAS

FRB* 1Q06: Fees

Fees

in €mn

	1Q05	2Q05	3Q05	4Q05	1Q06
Fees on investment funds and transactions	197.6	191.7	187.3	201.5	259.3
Fees on other banking transactions	367.2	370.7	369.9	376.4	378.7
Total	565	562	557	578	638

* 100% of French Private Banking


BNP PARIBAS

FRB 1Q06: Outstandings

In billions of euros	Outstandings 1Q06	% Change 1year 1Q06/1Q05	% Change 1quarter 1Q06/4Q05
LENDINGS (1)			
Total Loans	**92.7**	**+10.6%**	**+2.6%**
Individual Customers	49.1	+17.1%	+4.2%
Incl. Mortgages	41.8	+18.9%	+4.7%
Incl. Consumer Lending	7.3	+7.7%	+1.1%
Corporates	40.7	+5.2%	+1.1%
DEPOSITS and SAVINGS (1)	**79.1**	**+4.2%**	**+1.2%**
Cheque and Current Accounts	32.8	+6.0%	+0.8%
Savings Accounts	38.2	+1.4%	+0.7%
Market Rate Deposits	8.1	+11.2%	+5.5%

(1) Average cash Outstandings

In billions of euros	31.03.2006	%Change 31.03.06/ 31.03.05	%Change 31.03.06/ 31.12.05
Funds under management			
Life Insurance	48.3	+15.3%	+5.5%
Mutual Funds (2)	71.1	+18.1%	+8.2%

(2) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)


BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,766**	**1,351**	**+30.7%**	**1,704**	**+3.6%**
Operating Expenses and Dep.	-996	-760	+31.1%	-1,033	-3.6%
Gross Operating Income	**770**	**591**	**+30.3%**	**671**	**+14.8%**
Provisions	-153	-133	+15.0%	-183	-16.4%
Operating Income	**617**	**458**	**+34.7%**	**488**	**+26.4%**
Associated Companies	20	26	-23.1%	16	+25.0%
Other Non Operating Items	38	2	n.s.	11	n.s.
Pre-Tax Income	**675**	**486**	**+38.9%**	**515**	**+31.1%**
Cost / Income	56.4%	56.3%	+0.1 pt	60.6%	-4.2 pt
Allocated Equity (Ebn)	6.9	5.3	+30.4%		
Pre-Tax ROE	39%	37%	+2 pt		

At constant scope and exchange rates :	**1Q06/1Q05**
NBI	**+8.3%**
Operating Exp. and Dep.	**+7.6%**
GOI	**+9.3%**
Pre-Tax Income	**+22.4%**


BNP PARIBAS

BancWest

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**577**	**418**	**+38.0%**	**525**	**+9.9%**
Operating Expenses and Dep.	-293	-212	+38.2%	-299	-2.0%
Gross Operating Income	**284**	**206**	**+37.9%**	**226**	**+25.7%**
Provisions	-9	-11	-18.2%	-8	+12.5%
Operating Income	**275**	**195**	**+41.0%**	**218**	**+26.1%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**275**	**195**	**+41.0%**	**218**	**+26.1%**
Cost / Income	50.8%	50.7%	+0.1 pt	57.0%	-6.2 pt
Allocated Equity (Ebn)	2.7	1.7	+55.3%		
Pre-Tax ROE	41%	45%	-4 pt		

At constant scope and exchange rates :

	1Q06/1Q05
NBI	+8.6%
Operating Exp. and Dep.	+5.4%
GOI	+12.1%
Pre-Tax Income	+17.1%

BNP PARIBAS

Cetelem

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**639**	**451**	**+41.7%**	**637**	**+0.3%**
Operating Expenses and Dep.	-353	-237	+48.9%	-372	-5.1%
Gross Operating Income	**286**	**214**	**+33.6%**	**265**	**+7.9%**
Provisions	-131	-106	+23.6%	-138	-5.1%
Operating Income	**155**	**108**	**+43.5%**	**127**	**+22.0%**
Associated Companies	18	24	-25.0%	16	+12.5%
Other Non Operating Items	37	0	n.s.	7	n.s.
Pre-Tax Income	**210**	**132**	**+59.1%**	**150**	**+40.0%**
Cost / Income	55.2%	52.5%	+2.7 pt	58.4%	-3.2 pt
Allocated Equity (Ebn)	1.8	1.5	+17.8%		
Pre-Tax ROE	46%	34%	+12 pt		

At constant scope and exchange rates :

	1Q06/1Q05
NBI	+6.9%
Operating Exp. and Dep.	+7.6%
GOI	+6.1%
Pre-Tax Income	+45.7%


BNP PARIBAS

Emerging Markets

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**209**	**163**	**+28.2%**	**212**	**-1.4%**
Operating Expenses and Dep.	-138	-112	+23.2%	-137	+0.7%
Gross Operating Income	**71**	**51**	**+39.2%**	**75**	**-5.3%**
Provisions	-3	-4	-25.0%	-20	-85.0%
Operating Income	**68**	**47**	**+44.7%**	**55**	**+23.6%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	2	n.s.
Pre-Tax Income	**68**	**47**	**+44.7%**	**57**	**+19.3%**
Cost / Income	66.0%	68.7%	-2.7 pt	64.6%	+1.4 pt
Allocated Equity (Ebn)	0.7	0.5	+39.2%		
Pre-Tax ROE	41%	40%	+1 pt		

At constant scope and exchange rates :	1Q06/1Q05
NBI	+18.4%
Operating Exp. and Dep.	+13.2%
GOI	+29.3%
Pre-Tax Income	+35.4%


BNP PARIBAS

Arval, BNP Paribas Lease Group and UCB

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**341**	**319**	**+6.9%**	**330**	**+3.3%**
Operating Expenses and Dep.	-212	-199	+6.5%	-225	-5.8%
Gross Operating Income	**129**	**120**	**+7.5%**	**105**	**+22.9%**
Provisions	-10	-12	-16.7%	-17	-41.2%
Operating Income	**119**	**108**	**+10.2%**	**88**	**+35.2%**
Associated Companies	2	2	+0.0%	0	n.s.
Other Non Operating Items	1	2	-50.0%	2	-50.0%
Pre-Tax Income	**122**	**112**	**+8.9%**	**90**	**+35.6%**
Cost / Income	62.2%	62.4%	-0.2 pt	68.2%	-6.0 pt
Allocated Equity (Ebn)	1.8	1.6	+12.6%		
Pre-Tax ROE	27%	28%	-1 pt		


BNP PARIBAS

Financial Services - Managed Outstandings

In billions of euros	Mar-06	Mar-05	% Change 1 year /Mar-05	Dec-05	% Change 1 quarter /Dec-05
Cetelem (1)	**45.9**	**32.4**	**+41.6%**	**47.4**	**-3.1%**
France	27.1	19.1	+41.8%	26.8	+1.2%
Outside France (2)	18.8	13.3	+41.3%	20.6	-8.7%
BNP Paribas Lease Group MT	**15.3**	**14.7**	**+4.2%**	**15.1**	**+1.5%**
France	10.7	10.8	-1.5%	10.8	-1.0%
Europe (excluding France)	4.6	3.9	+20.0%	4.3	+7.9%
UCB	**29.2**	**23.7**	**+23.4%**	**28.0**	**+4.2%**
France	15.6	14.0	+11.8%	15.4	+1.6%
Europe (excluding France)	13.6	9.7	+40.1%	12.6	+7.3%
Long Term Leasing with Services	**6.2**	**5.3**	**+15.9%**	**6.1**	**+0.6%**
France	2.0	1.8	+13.7%	2.0	-0.4%
Europe (excluding France)	4.1	3.5	+17.0%	4.1	+1.0%
ARVAL (in thousands)					
Financed vehicles	**470**	**439**	**+7.2%**	**469**	**+0.3%**
included in total managed vehicles	596	601	-0.9%	607	-1.8%

(1) Including LaSer-Cofinoga outstandings as at 31.12.05 (€12.0 bn: €7.3bn in France and €4.7bn outside France).

(2) Disposal of a subsidiary of LaSer-Cofinoga in 1Q06 (€2.5bn)

BNP PARIBAS

BancWest: Business

US GAAP

(in billions of USD)	31.03.06	31.03.05	31.03.06 / 31.03.05	31.12.05	31.03.06 / 31.12.05
Total Assets	**65.7**	51.4	+27.8%	66.3	-0.9%
Loans and Leases	**43.7**	33.2	+31.5%	43.8	-0.2%
Deposits	**42.1**	35.0	+20.4%	42.4	-0.7%
Non Performing Assets /Loans and foreclosed properties	**0.50%**	0.45%	+5 bp	0.51%	-1 bp
Allowance for Credit Losses /Total Loans and Leases	**1.11%**	1.30%	-19 bp	1.12%	-1 bp

	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Interest Margin	**3.48%**	3.80%	-32 bp	3.51%	-3 bp


BNP PARIBAS

Asset Management & Services

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,039**	**813**	**+27.8%**	**987**	**+5.3%**
Operating Expenses and Dep.	-642	-536	+19.8%	-657	-2.3%
Gross Operating Income	**397**	**277**	**+43.3%**	**330**	**+20.3%**
Provisions	7	-3	n.s.	0	n.s.
Operating Income	**404**	**274**	**+47.4%**	**330**	**+22.4%**
Associated Companies	-1	0	n.s.	1	n.s.
Other Non Operating Items	-2	1	n.s.	0	n.s.
Pre-Tax Income	**401**	**275**	**+45.8%**	**331**	**+21.1%**
Cost / Income	61.8%	65.9%	-4.1 pt	66.6%	-4.8 pt
Allocated Equity (Ebn)	4.2	3.5	+20.8%		
Pre-Tax ROE	38%	31%	+7 pt		


BNP PARIBAS

Wealth and Asset Management

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**520**	**409**	**+27.1%**	**506**	**+2.8%**
Operating Expenses and Dep.	-347	-292	+18.8%	-363	-4.4%
Gross Operating Income	**173**	**117**	**+47.9%**	**143**	**+21.0%**
Provisions	2	0	n.s.	0	n.s.
Operating Income	**175**	**117**	**+49.6%**	**143**	**+22.4%**
Associated Companies	-1	0	n.s.	1	n.s.
Other Non Operating Items	1	1	+0.0%	-1	n.s.
Pre-Tax Income	**175**	**118**	**+48.3%**	**143**	**+22.4%**
Cost / Income	66.7%	71.4%	-4.7 pt	71.7%	-5.0 pt
Allocated Equity (Ebn)	1.2	1.0	+21.9%		


BNP PARIBAS

Insurance

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**310**	**237**	**+30.8%**	**293**	**+5.8%**
Operating Expenses and Dep.	-140	-111	+26.1%	-135	+3.7%
Gross Operating Income	**170**	**126**	**+34.9%**	**158**	**+7.6%**
Provisions	5	-3	n.s.	0	n.s.
Operating Income	**175**	**123**	**+42.3%**	**158**	**+10.8%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	-3	0	n.s.	1	n.s.
Pre-Tax Income	**172**	**123**	**+39.8%**	**159**	**+8.2%**
Cost / Income	45.2%	46.8%	-1.6 pt	46.1%	-0.9 pt
Allocated Equity (Ebn)	2.5	2.1	+16.0%		


BNP PARIBAS

Securities Services

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**209**	**167**	**+25.1%**	**188**	**+11.2%**
Operating Expenses and Dep.	-155	-133	+16.5%	-159	-2.5%
Gross Operating Income	**54**	**34**	**+58.8%**	**29**	**+86.2%**
Provisions	0	0	n.s.	0	n.s.
Operating Income	**54**	**34**	**+58.8%**	**29**	**+86.2%**
Associated Companies	0	0	n.s.	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**54**	**34**	**+58.8%**	**29**	**+86.2%**
Cost / Income	74.2%	79.6%	-5.4 pt	84.6%	-10.4 pt
Allocated Equity (Ebn)	0.5	0.3	+48.3%		

BNP PARIBAS

AMS 1Q06: Assets under Management



AuM
429.7
+€21.6bn
451.3
144.8
148.1
Net asset inflows €10.9bn
193.0
Scope, performance, exchange effects and other €10.7bn
208.4
91.9
94.8
in €bn
31.12.2005
31.03.2006
Private Banking and Cortal Consors
Asset Management
Insurance

BNP PARIBAS

Asset Management: Breakdown of Assets under Management

31/12/05


Money Market
27%
Bonds
28%
Structured,
alternative &
index-based
14%
Diversified
13%
Equity
18%

€193.0bn

31/03/06


Money Market
26%
Bonds
26%
Structured,
alternative &
index-based
14%
Diversified
14%
Equity
20%

€208.4bn

- Positive trend in the structure of the portfolio of assets under management


BNP PARIBAS

Corporate and Investment Banking

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**2,282**	**1,566**	**+45.7%**	**1,600**	**+42.6%**
Operating Expenses and Dep.	-1,244	-913	+36.3%	-926	+34.3%
Gross Operating Income	**1,038**	**653**	**+59.0%**	**674**	**+54.0%**
Provisions	18	47	-61.7%	-16	n.s.
Operating Income	**1,056**	**700**	**+50.9%**	**658**	**+60.5%**
Associated Companies	1	2	-50.0%	1	+0.0%
Other Non Operating Items	7	14	-50.0%	12	-41.7%
Pre-Tax Income	**1,064**	**716**	**+48.6%**	**671**	**+58.6%**
Cost / Income	54.5%	58.3%	-3.8 pt	57.9%	-3.4 pt
Allocated Equity (Ebn)	9.4	8.4	+12.7%		
Pre-Tax ROE	45%	34%	+11 pt		

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**1,623**	**979**	**+65.8%**	**987**	**+64.4%**
Operating Expenses and Dep.	-974	-674	+44.5%	-658	+48.0%
Gross Operating Income	**649**	**305**	**x2.1**	**329**	**+97.3%**
Provisions	0	0	n.s.	-1	n.s.
Operating Income	**649**	**305**	**x2.1**	**328**	**+97.9%**
Associated Companies	1	2	-50.0%	1	+0.0%
Other Non Operating Items	7	14	-50.0%	12	-41.7%
Pre-Tax Income	**657**	**321**	**x2.0**	**341**	**+92.7%**
Cost / Income	60.0%	68.8%	-8.8 pt	66.7%	-6.7 pt
Allocated Equity (Ebn)	3.3	3.0	+11.2%		

BNP PARIBAS

Financing Businesses

In millions of euros	1Q06	1Q05	1Q06 / 1Q05	4Q05	1Q06 / 4Q05
Net Banking Income	**659**	**587**	**+12.3%**	**613**	**+7.5%**
Operating Expenses and Dep.	-270	-239	+13.0%	-268	+0.7%
Gross Operating Income	**389**	**348**	**+11.8%**	**345**	**+12.8%**
Provisions	18	47	-61.7%	-15	n.s.
Operating Income	**407**	**395**	**+3.0%**	**330**	**+23.3%**
Non Operating Items	0	0	n.s.	0	n.s.
Pre-Tax Income	**407**	**395**	**+3.0%**	**330**	**+23.3%**
Cost / Income	41.0%	40.7%	+0.3 pt	43.7%	-2.7 pt
Allocated Equity (Ebn)	6.1	5.4	+13.6%		

BNP PARIBAS

VaR (1 day - 99%) by Type of Risk


Total
23 38 22 22 25 28 27 19 19 36 25 28 16
Commodities
Change and others
Equities
Interest rate
Credit
Netting
Average quarterly VaR
In millions of euros
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks

(Diagram: data from the last market trading date of the period)


BNP PARIBAS

BNL: Technical Details

- Will create in 2Q06 a special section including all BNL business operations
- Consolidation method
  - Full consolidation starting in 2Q06
  - Share of minority shareholders was 49.6% as at 5 April 2006, and reduced as additional shares were acquired and the amount of the offer was increased: 97% as at 17 May 2006
- Treatment of goodwill (IFRS 3)
  - The part related to the acquisition of a controlling block (50,4%) consolidated as goodwill listed as an asset in the consolidated balance sheet
  - The part related to the buyout of minority shareholders deducted from shareholders' equity
  - Due diligence currently under way
- Cost of funding of the acquisition
  - Included in "Other Activities" (in accordance with the Group's standard practice)
- Business plan
  - Updated for the 2nd quarter 2006 results reporting
  - Restructuring costs essentially starting in 3Q06

BNP PARIBAS

BNP Paribas

Results as at 31 March 2006

Paris

19 May 2006

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

http://invest.bnpparibas.com

BNP PARIBAS